                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                                        REGISTRATION STATEMENT
                                                           Under Schedule B
                                                                  of
                                                      THE SECURITIES ACT OF 1933

                                                          Republic of Hungary
                                                      (Exact Name of Registrant)

                                              Office of the Hungarian Trade Commissioner
                                                 500 North Michigan Avenue, Suite 810
                                                        Chicago, Illinois 60611
                                      (Name and address of authorized agent in the United States)

                                  It is requested that copies of all notices and communications from the Securities and Exchange Commission be sent to:

                                                            Michal Dlouhy
                                                           White & Case LLP
                                                             Na Prikope 8
                                                            110 00 Prague 1
                                                            Czech Republic

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as described herein.

                                                    CALCULATION OF REGISTRATION FEE

                                                           Proposed maximum   Proposed maximum
        Title of each class of            Amount being      offering price   aggregate offering      Amount of
    securities to be registered(1)         registered         per unit(2)         price(2)       registration fee
--------------------------------------------------------------------------------------------------------------------
Debt Securities                          $2,000,000,000          100%          $2,000,000,000       $214,000.00
====================================================================================================================
(1)   Title of each class to be determined from time to time.
(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) of the Securities Act of
1933.

     The Debt Securities listed above are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and
33-6424 under the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                         CROSS REFERENCE SHEET

     Pursuant to Rule 404(a) of the Securities Act of 1933, the following are cross references between Schedule B of the Securities
Act of 1933 and the Prospectus and the Registration Statement.

Schedule B Item                        Heading in Prospectus or location in Registration Statement
---------------                        -----------------------------------------------------------
1                                      Cover Page
2                                      Use of Proceeds
3                                      Hungarian Debt - Public Debt - External Public Debt; Tables and
                                       Supplementary Information
4                                      Hungarian Debt - Public Debt - External Public Debt; Hungarian
                                       Debt - Public Debt - External Public Debt Service and Schedule
                                       of Payments
5                                      Public Finance
6                                      *
7                                      Authorized Agent in the United States
8                                      *
9                                      *
10                                     *
11                                     **
12                                     Validity of the Securities
13                                     **
14                                     **

____________
* Information to be provided from time to time in the prospectus supplements to be delivered in connection with the offering of debt securities.

** Information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

                               REPUBLIC OF HUNGARY

        We may offer up to U.S. $2,000,000,000 of our debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be direct, unconditional, unsecured and general obligations of the Republic of Hungary. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Hungary and will be backed by the full faith and credit of the Republic of Hungary.

        We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

                          -----------------------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------

                    The date of this prospectus is February 21, 2006

                              ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that the Republic of
Hungary (the "Republic") filed with the Securities and Exchange Commission (the
"SEC") under a "shelf" registration process. Under this shelf process, the
Republic may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S. $2,000,000,000. This prospectus provides you with basic information about the Republic and a general description of the debt securities the Republic may offer. Each time the Republic sells debt securities under this shelf process, it will provide a prospectus supplement that will contain updated information about the Republic, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the prospectus supplement.

        Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

        Except as otherwise specified, all amounts in this prospectus are expressed in Hungarian forints ("forint" or "HUF"), in euro ("Euro" or "EUR"), and in U.S. dollars ("$" or "USD"). All currency conversions in this prospectus are at the Hungarian National Bank's (the "NBH") official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, we have converted certain amounts from forint into USD and/or Euro at the average exchange rate for each relevant period or the exchange rate in effect on a given date.

        The following table sets forth the forint/Euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

                               2001       2002       2003       2004       2005
                             -------    -------    -------    -------    -------
                                                (HUF per EUR)
Year end.................     246.33     235.90     262.23     245.93     252.73
Average for year.........     256.68     242.97     253.51     251.68     248.05
----------
Source: NBH

        The following table sets forth the forint/USD exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

                               2001       2002       2003       2004       2005
                             -------    -------    -------    -------    -------
                                                 (HUF per USD)
Year end.................     279.03     225.16     207.92     180.29     213.58
Average for year.........     289.53     258.00     224.44     202.63     199.66
----------
Source: NBH

        On February 20, 2006, the official (middle) exchange rate was HUF 210.63
= USD 1.00, HUF 251.55 = EUR 1.00, and EUR 0.84 = USD 1.00. For information on the convertibility of the forint, see "Monetary and Financial System - Foreign
Exchange and Convertibility of the Forint."

        Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Hungary for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus or in any prospectus supplement hereto.

                           FORWARD-LOOKING STATEMENTS

        This prospectus and any prospectus supplements include or may include forward-looking statements. All statements other than statements of historical facts included in this prospectus or in a prospectus supplement regarding (among other things) the Republic's economy, fiscal condition, politics, debt or prospects, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as
"may," "will," "expect," "intend," "estimate," "anticipate," "believe,"
"continue," "could," "should," "would" or similar terminology. Such statements include, but are not limited to, statements in this prospectus which refer to:

        o    expected budget for 2005 and 2006,

        o    estimated future budget deficits,

        o    future deregulation of prices,

        o    future privatizations and revenues from them,

        o    future development of the current account deficit,

        o    future development and sustainability of health care and pension systems,

        o    the Convergence Programme, future participation of Hungary in
             ERM II, and the future introduction of the Euro as the official
             Hungarian currency, and

        o    expected future payments on public debt.

        By their nature, forward-looking statements involve risk and uncertainty, and other factors described in the context of such forward-looking statements could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although the
Republic believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct.

                                 USE OF PROCEEDS

        Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from each sale of debt securities will be used for general financing purposes. See "Public Finance."

                           PRESENTATION OF INFORMATION

        Unless otherwise indicated, all data in this prospectus are presented for comparison purposes in accordance with the methodology of the International
Monetary Fund (as set forth in the Manual on Governance Finance Statistics, IMF
1986) ("GFS"). In order to comply with its European Union ("EU") accession obligations, the Republic has commenced producing certain data on the basis of the European System of Accounts 95 ("ESA 95"). ESA 95 methodology monitors revenues and expenditures on an accrual basis, whereas GFS methodology monitors revenues and expenditures on a cash basis. Under ESA 95, certain issued state guarantees are reclassified as government debt and increase the deficit, and the definition of the general government sector is extended to include certain quasi-governmental institutions.

        On March 22, 2005, the EU decided the ESA 95 deficit figures should be adjusted in certain countries (including Hungary) due to the introduction of private pension systems. In particular, the EU decided that a given ratio of revenue shortfall should be deducted from the ESA 95 budget deficit figures when measuring the Maastricht criterion related to budget deficit per gross domestic product ("GDP") ratio. For the Republic, the EU decided that for 2004 and 2005,
100% of the revenue shortfall should be deducted from the Government budget, for
2006 80% of the revenue shortfall should be deducted, for 2007 60% of the revenue shortfall should be deducted, in 2008 40% of the revenue shortfall should be deducted, and in 2009 20% of the revenue shortfall should be deducted.
Eurostat and the Republic publish budget deficit data based on ESA 95 both as adjusted for deductions for the revenue shortfall due to the introduction of private pension systems, and without such adjustment. Accordingly, in this prospectus, (i) budget deficit data referred to as being based on "Adjusted ESA
95" refers to budget deficit data based on ESA 95 which has been adjusted for deductions for the revenue shortfall due to the introduction of private pension systems and (ii) budget deficit data referred to as being based on "Unadjusted
ESA 95" refers to budget deficit data based on ESA 95 which has not been adjusted for deductions for the revenue shortfall due to the introduction of private pension systems.

        On October 3, 2005, the Hungarian Central Statistical Office ("CSO")
modified the calculation methodology of the gross domestic product as measured by ESA 95. From 2005, according to the applicable EU regulations, Financial
Intermediation Services Indirectly Measured is required to be calculated on a new methodology and is required to be allocated to user sectors/industries. As a result, the CSO revised upwards the GDP data for the years 2001, 2002, 2003 and
2004, as a result of this methodological change. All GDP data in this prospectus have been calculated based on the revised methodology.

                                       -3-

                             THE REPUBLIC OF HUNGARY

GENERAL

        The Republic of Hungary (the "Republic" or "Hungary") lies in Central
Europe and covers an area of approximately 93,000 square Kilometers ("km").
Hungary is bordered by seven countries: Slovakia and Ukraine to the North,
Romania to the east, Serbia and Montenegro and Croatia to the south, and
Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe.
Hungary's capital is Budapest.

        Currently, the population of Hungary is approximately 10.1 million.
Approximately 66% of the population live in urban areas and approximately 1.7 million live in Budapest, which is the political, administrative, cultural and commercial centre of Hungary. While approximately 97% of the population is
Magyar, there are minorities of Croat, German, Roma, Romanian, Serb and Slovak ethnicity.

POLITICAL SYSTEM

Transformation And New Constitution

        Immediately after World War II, Hungary was governed by a "grand coalition" of Hungarian political parties. By 1948, however, all non-communist parties had been abolished with the support of the Soviet Union. The Hungarian
Socialist Workers Party dominated all facets of government until 1990.

        During the late 1980s, the political system in Hungary changed dramatically. On October 23, 1989, Hungary was proclaimed a republic, and to signify the country's change in status to a free democratic state, Hungary's name was changed from the "Hungarian People's Republic" to the "Republic of
Hungary." Also in 1989, the constitution was substantially amended to its current form. Under this new constitution, Hungary instituted a multi-party democratic government, making it one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reforms. Non-communist political parties were established in 1989 and in 1990 the first multi-party elections in the country since 1947 took place.

                                       -4-

President

        The President of the Republic is the head of the state, elected by
Parliament for a term of five years. The President may, but need not, be elected from the members of Parliament (but cannot be both President and a member of
Parliament at the same time). The President may only be re-elected once. The current President is Mr. Laszlo Solyom, who was elected in 2005. The President's authority is limited. Most of the actions taken by the President require the countersignature of the Prime Minister or the appropriate minister. The main powers of the President include:

        o    Representing the nation as head of state;

        o    Concluding international treaties and agreements on behalf of the
             Republic (agreements that are legislative in character require the prior consent of the Parliament);

        o    Safeguarding the democratic operation of the political process;

        o    Acting as commander-in-chief of the armed forces;

        o    Setting the date for Parliamentary and local elections;

        o    Initiating certain measures in Parliament;

        o    Initiating referenda;

        o    Appointing and removing, among others, the President and
             Vice-Presidents of the NBH; and

        o    Granting pardons.

Government

        The government of Hungary consists of the Prime Minister and other ministers forming the Cabinet (currently 17 ministers, of which two are without portfolio). The Prime Minister and the government's program are approved by a simple majority vote of Parliament. The current Prime Minister is Mr. Ferenc
Gyurcsany, and was elected as Prime Minister by Parliament on September 29,
2004 following the resignation of his predecessor, Mr. Peter Medgyessy, on
August 25, 2004 (who was in office since the last parliamentary elections held in 2002). See "The Republic of Hungary - Recent Political Developments." The
other ministers are proposed by the Prime Minister and appointed and removed by the President. The government is charged with the executive function of the
Republic and proposing legislation to Parliament.

Parliament

        The single chamber Hungarian Parliament is the country's supreme legislative body. Parliament elects the President, the Prime Minister, the members of the Constitutional Court, the President and Vice-Presidents of the
State Audit Office, the President of the Supreme Court and the Attorney General.

        Parliament is elected by popular vote for four-year terms. Elections are held using a combination of individual constituency voting (the candidate receiving the most votes in a particular district being elected from that district) and proportional voting (parties receiving at least 5% of the popular vote proportionally dividing a set number of seats). Parliamentary elections were last held in April 2002 and the next elections are scheduled to take place on April 9 and April 23, 2006.

                                       -5-

Judiciary

        The Hungarian judiciary consists of the Supreme Court, the county courts, the Metropolitan Court of Budapest and the local and labor courts.
Legislation may provide for special courts to be convened for certain types of cases. Three Courts of Appeal located in Budapest, Pecs and Szeged were established with regional jurisdiction from July 1, 2003 and began their operations at that time. Two further Courts of Appeal with regional jurisdiction located in Debrecen and Gyor were established in July 2004 and began their operations on January 1, 2005. The Supreme Court sets guidelines for the judicial process of every court. Resolutions of the Supreme Court concerning uniformity are binding on all courts of the Hungarian judiciary. Judges of the
Republic are independent and are subordinate only to the law. Local courts have original jurisdiction. The Courts of Appeal, the county courts and the
Metropolitan Court of Budapest have both appellate and original jurisdiction.
The President of the Republic nominates and Parliament elects the President of the Supreme Court. The President of the Supreme Court nominates and the
President of the Republic appoints the Vice-Presidents of the Supreme Court. The
President of the Republic also appoints and removes professional
(non-arbitration) judges. The President of the Republic may only remove professional judges for cause using procedures prescribed by law.

        The Constitutional Court is separate from the regular Hungarian judiciary. It decides on the constitutionality of legislation and other actions as set forth in the Hungarian Constitution. The Constitutional Court may annul any law or legal measure that it determines to be unconstitutional. Any person may initiate proceedings in the Constitutional Court to address issues within its jurisdiction. Parliament elects the eleven members of the Constitutional
Court. Justices of the Constitutional Court serve for nine-year terms.

        Legislation facilitating and regulating the market economy is relatively new. Consequently, Hungarian courts are generally less experienced than their
Western European counterparts in areas such as securities, banking and commercial law. Parties often refer disputes relating to such matters to the court of arbitration attached to the Hungarian Chamber of Commerce and Industry or the Permanent Court of Arbitration of Financial and Capital Markets.

Parliamentary Commissioners

        Pursuant to the Data Protection and Freedom of Information Act of 1992
and the Act on the Parliamentary Commissioner of 1993, Parliament elects the
Parliamentary Commissioner for Civil Rights, the Parliamentary Commissioner for
Data Protection and Freedom of Information, and the Parliamentary Commissioner
for the National and Ethnic Minorities Rights (such commissioners are also known as Ombudsmen). Each Ombudsman is elected for a period of six years (with the first such election having taken place in 1995) and is exclusively responsible to Parliament. The principal role of the Ombudsmen is to help defend the publics' rights vis-a-vis the public administration.

        Any individual who alleges that a proceeding, decision or action
(including any omission to act) of, or taken by, any administrative or governmental authority and certain other entities, caused the violation of his or her rights or that such violation is imminent, may apply to the Ombudsmen to help protect his or her respective rights. In addition to monitoring and supervising data protection and freedom of information in general and exercising the competence of an Ombudsman in the relevant area, the Data Protection
Commissioner's tasks also include, most importantly, the maintenance of the Data
Protection Register and providing opinions on related legislative proposals and categories of official secrets. Pursuant to the Act on State and Official
Secrets of 1995, the Parliamentary Commissioner for Data Protection is also entitled to change the classification of state and official secrets.

Local Government

        Hungary is divided into administrative units, which include the capital
(Budapest), counties, cities/towns and villages. Local governments are autonomous, democratically manage local affairs and may set the rates of certain limited local taxes. The Hungarian Constitution grants all local authorities the same fundamental rights; however, the duties and responsibilities of local governments may differ according to national and local legislation. Local governments consist of representative bodies, whose members are elected for four-year terms. Decisions of local authorities may only be revised if they conflict with the Constitution or national legislation. Local government elections were last held in October 2002, and the next elections are scheduled to take place in 2006.
                                       -6-

RECENT POLITICAL DEVELOPMENTS

        No single party won a majority of Parliamentary seats in the last elections held in April 2002. The Hungarian Socialist Party (the "HSP") and the
center-left Alliance of Free Democrats (the "AFD") were able to form a coalition government with 198 of the 386 parliamentary mandates. After the 2002
Parliamentary elections, Mr. Peter Medgyessy (serving as the Finance Minister in the previous Socialist government, which was in power from 1994 to 1998) became the Prime Minister and formed the government in May 2002. The relationship between the two coalition partners is not set forth in a formal coalition agreement, but the Government's program and the distribution of ministerial portfolios reflect a carefully negotiated coalition structure.

        Mr. Peter Medgyessy officially resigned as Prime Minister on August 25,
2004. However, Mr. Peter Medgyessy remained in office until September 29, 2004 when, on the nomination of HSP (currently, the leading coalition party), the
Parliament elected Mr. Ferenc Gyurcsany as the new Prime Minister. Prior to his
being nominated Prime Minister, Mr. Ferenc Gyurcsany served as the Minister for
Child, Youth and Sports Affairs in the previous government led by Mr. Peter
Medgyessy.

        The following table shows the political affiliations of the members of the Hungarian Parliament following the elections held in April 2002:

                            COMPOSITION OF PARLIAMENT

                                                          NUMBER OF    SHARE OF
                                                            SEATS       SEATS
                                                          ----------  ----------
                                                                         (%)
Alliance of Free Democrats (AFD)(1)....................           19        4.92
Fidesz - Hungarian Civic Party.........................          164       42.49
Hungarian Democratic Forum.............................           24        6.22
Hungarian Socialist Party (HSP)(1).....................          178       46.11
HSP/AFD Joint Candidate(1).............................            1        0.26
Independent Representatives............................            0        0.00
Total..................................................   ----------  ----------
                                                                 386      100.00
                                                          ==========  ==========
----------
Source: National Election Office
Notes: (1) Member of the current ruling coalition.

As of the date of this document, the composition of Parliament has not changed substantially since the last elections held in April 2002.  The next
Parliamentary elections are scheduled to be held on April 9 and April 23, 2006.

Local Government Elections

        The following table shows the results of the last local government elections, which were held in October 2002:

                       LOCAL GOVERNMENT ELECTIONS RESULTS

                                                      COUNTY
                                        BUDAPEST     GOVERNMENT     MUNICIPALITIES
                                        --------   --------------   --------------
                                                   (percentage of
                                                    total vote)
HSP - AFD...........................       58.75            45.61            51.65
Fidesz - Hungarian Civic Party......       31.25            33.36            33.78
Other...............................       10.00            21.03            14.57
                                        --------   --------------   --------------
Total...............................      100.00           100.00           100.00
                                        ========   ==============   ==============
----------
Source: National Election Office

                                       -7-

As of the date of this document, the composition of the local governments has not changed substantially since the last elections held in October 2002.

European Parliament Elections

        The first elections of Hungarian members to the European Parliament were held on June 13, 2004. The following table shows the political affiliation of the Hungarian members of the European Parliament after the election:

                          SEATS IN EUROPEAN PARLIAMENT

                                                                         SEATS
                                                                         -----
FIDESZ - Hungarian Civil Party......................................        12
Hungarian Democratic Forum..........................................         1
HSP.................................................................         9
AFD.................................................................         2
----------
Source: European Parliament

INTERNATIONAL RELATIONS

Hungary has undertaken an active foreign policy designed to further its integration into the world community and to foster regional peace and economic development. Hungary joined the United Nations organization (the "UN") in 1955 and is a member of many of its specialized agencies such as UNESCO, FAO, UNIDO,
WHO, and WTO (as described below). In 1996, Hungary officially became a member of the Organization for Economic Co-operation and Development (the "OECD"), which was considered to be a decisive step towards integrating with the developed nations and to obtaining full European Union ("EU") membership. In
1999, Hungary became a full member of the North Atlantic Treaty Organization
("NATO"). Hungary maintains diplomatic relations with approximately 165 countries and is a member of a number of international organizations in addition to the UN, OECD, NATO and the EU, including the Global Environment Protection
Fund, World Trade Organization ("WTO"), the International Bank for
Reconstruction and Development (the "IBRD" or the "World Bank"), the
Organization for Security and Co-operation in Europe, the International Monetary
Fund (the "IMF"), the Council of Europe, the International Finance Corporation
("IFC"), the Central European Free Trade Agreement ("CEFTA"), the International
Development Agency, Food and Agriculture Organization ("FAO"), World Health
Organization ("WHO"), the European Bank for Reconstruction and Development
("EBRD"), the United Nations Educational Scientific and Cultural Organization
("UNESCO"), the United Nations Industrial Development Organization ("UNIDO"),
the European Investment Bank ("EIB") and the Council of Europe Development Bank
("CEB"). Hungary is also a member of the Central European Initiative, the other members of which are Austria, Italy, Slovenia, Croatia, Slovakia, Poland and the
Czech Republic. The Central European Initiative mainly addresses issues of regional infrastructure development. Hungary has been a member of the
Organization for Security and Cooperation in Europe (formerly referred to as the
Conference on Security and Cooperation in Europe) since its formation in 1975 and was admitted to the Council of Europe in 1990.

European Union

        Hungary joined the EU on May 1, 2004. Hungarian representatives in the
European Parliament assumed the following positions: Mr. Szabolcs Fazakas
(Hungarian Socialist Party) is the Chairman of the European Committee on
Budgetary Control (BUDG), Mr. Pal Schmitt (European People's Party-European
Democrats) is the Vice-chairman of the Committee on Culture and Sport (CULT),
Ms. Zita Gurmai (Hungarian Socialist Party) assumed the position of the
Vice-chairwoman of the Committee on Women's Rights and Equal Opportunities
(FEEM), and Ms. Katalin Levai (Hungarian Socialist Party) became the
Vice-chairwoman of the Committee on Civil Liberties, Justice and Home Affairs.
Furthermore, Mr. Jozsef Szajer and Ms. Magda Kosane Kovacs became Vice-floor leaders of the European People's Party-European Democrats and the Party of
European Socialists, respectively.

                                       -8-

        Hungary is entitled to delegate one member of the European Commission.
The current Hungarian delegate to the European Commission is Mr. Laszlo Kovacs
(Hungarian Socialist Party), acting as the Commissioner for Taxation and Customs
Union.

        The implementation of the Schengen System was a crucial issue in the accession negotiations. Hungary plans to become fully integrated into the
Schengen System by 2007. The configuration of an information network compatible with the Schengen Information System ("SIS-II"), a principal precondition to integration into the Schengen System, has been completed.

        Alongside the development of key areas of the economy, the Republic has implemented and intends to continue implementing development programs and structural reforms to speed the convergence process with the EU. The key program is the National Development Plan, which was approved on December 19, 2002 and which oversees the allocation of EU funds from 2004 to 2006. The financial flows between the Republic and the EU from 2004 to 2006 are discussed under "Public
Finance - EU Net Position."

        For information about the Republic's strategy as regards its participation in the Exchange Rate Mechanism and the adoption of the Euro, see
"Public Finance - Medium Term Fiscal Program and the Convergence Programme."

                                       -9-

                                   THE ECONOMY

BACKGROUND

        The Hungarian economy has undergone a radical transformation since the fall of communism in 1989. As with other post-communist countries in the region, the economy in Hungary during the last 15 years can be characterized by economic dislocation at the beginning of the 1990s with gradual improvement as reforms were implemented. The highlights of these economic reforms and trends include:

        o    an ambitious privatization program - the vast majority of
             Hungary's large state-owned enterprises have already been
             privatized. See "Privatization;"

        o    a shift in exports from countries formerly participating in the
             Council for Mutual Economic Assistance ("COMECON") to those of
             Western Europe and other industrialized countries. Currently, approximately three-quarters of Hungarian exports are to EU markets. See "Balance of Payments and Foreign Trade - Foreign
             Trade;"

        o    gross and net external debt have declined sharply since the mid-1990s, and the structure of external debt has changed.
             Meanwhile the ratio of the public sector debt to GDP dropped from 72% in 1996 to 51.5% in 2001, but has slightly increased since 2001, reaching 58.4% in 2005. See "Hungarian Debt;"

        o    GDP has generally grown at a rate which is higher than average
             EU growth rates, and was 4.5% in 2004 and 4.4% in the first three quarters of 2005. See "The Economy - Recent Economic Performance -
             Gross Domestic Product;"

        o    inflation has decreased dramatically since the end of 1995 from
             28.3% to 3.3% as of the end of 2005. There was a deviation in the long-term downward trend for inflation in 2004 due to tax increases and higher oil prices, when consumer prices increased by an average inflation rate of 6.8%. However, inflation
             decreased to 3.3% as of the end of 2005 mainly as a result of higher competition in tradable goods and wages generally
             increasing at a slower rate, partially offset by the negative effects of increased global oil prices. See "The Economy -
             Recent Economic Performance - Inflation;"

        o    foreign direct investment (the total amount of capital invested in
             Hungary from abroad) has generally increased since 1995, reaching
             EUR 45.3 billion as at the end of 2004 and EUR 48.6 billion as at the end of the first nine months of 2005. During the nine month period ended September 30, 2005, the balance of net direct investment amounted to EUR 436.0 million, representing a decrease of 21% compared to the same period in 2004. This decrease in net direct investment was primarily as a result of an increase in direct investments abroad by Hungarian companies and a decrease in reinvested earnings generally. Levels of foreign direct investment have been positively influenced by the Republic's joining the EU in
             May 2004. See "Balance of Payments and Foreign Trade - Foreign
             Direct Investment;" and

        o    levels of the general government deficit as a percentage of GDP have fluctuated significantly since 2000. The general government deficit as a percentage of GDP decreased to 3% for 2001, however increased to 10% in 2002. This increase in 2002 was partly a result of increased government spending and the assumption of additional debt to finance certain public works projects
             (including certain highway projects). Between 2002 and 2005, the general government deficit based on GFS as a percentage of GDP generally decreased, reaching 4.7% of GDP in 2005 (based on the preliminary budget for 2005 and projected GDP for 2005 as
             estimated by the Ministry of Finance as of the date of this prospectus). However according to ESA 95 methodology, the govern-
             ment deficit as a percentage of GDP increased in 2005 as compared to 2004, reaching 7.4% based on Unadjusted ESA 95 and 6.1% based on
             Adjusted ESA 95, primarily a result of a change in the
             accounting rules concerning as to how the expenditures relating to motorway projects are treated and the payment of the "13th month salary" of public employees for 2004 in January 2005 rather than in December 2004 as was the case in previous years.

                                      -10-

RECENT ECONOMIC PERFORMANCE

        The following table sets out certain macroeconomic statistics regarding the Republic for the years indicated:

                        SELECTED MACROECONOMIC STATISTICS

                                                                                                           AS AT AND
                                                                                                            FOR THE
                                                                                                             NINE
                                                                                                            MONTHS
                                                                                                            ENDED
                                                                                                           SEPTEMBER
                                                     AS AT AND FOR THE YEAR ENDED DECEMBER 31,                 30,
                                               --------------------------------------------------------   -----------
                                                 2001        2002        2003        2004       2005(1)     2005(1)
                                               --------    --------   ---------   ---------   ---------   -----------
Economic Data(2)
Nominal GDP (HUF billions)..................    14,989.8   16,915.3    18,650.8    20,413.5         n/a      15,918.5
Real GDP (growth in %)......................         4.3        3.8         3.4         4.6         n/a           4.1
Real exports (growth in %)..................         8.0        3.9         7.8        16.4         n/a           9.8
Real imports (growth in %)..................         5.2        6.6        11.1        13.2         n/a           5.2
Rate of unemployment (as at the period end
 (%)).......................................         5.7        5.9         5.5         6.3         7.2           7.2
Consumer prices (growth in %)...............         9.2        5.3         4.7         6.8         3.6           3.7
Producer prices (growth in %)...............         5.2       (1.8)        2.4         3.5         4.3           4.3
State Budget; Public and External Debt(3)
State budget surplus (HUF billions)(4)......      (434.1)  (1,569.0)   (1,062.8)   (1,300.6)     (982.4)     (1,095.5)
 as a % of GDP..............................        (2.9)      (9.3)       (5.7)       (6.4)       (4.5)(5)      (6.9)(6)
Total revenues (HUF billions)...............     6,327.4    7,007.3     7,709.3     8,364.7     9,827.6       6,698.7
 as a % of GDP..............................        42.6       41.4        41.3        41.0        45.0(5)       42.1(6)
Public debt (HUF billions),
 unconsolidated.............................     7,719.5    9,224.2    10,587.7    11,592.4    12,744.2      12,822.2
 as a % of GDP..............................        51.5       54.5        56.8        56.8        58.4(5)        n/a

External public debt (HUF billions).........     2,322.1    2,267.3     2,579.0     2,983.5     3,590.7       3,797.5
as a % of GDP...............................       15.49      13.40       13.83       14.62       16.46(5)        n/a
Balance of Payments Data(7)
Current account (USD billions)(8)...........        (3.2)      (4.6)       (7.2)       (8.8)        n/a          (6.4)
  as a % of GDP.............................        (6.1)      (7.0)       (8.7)       (8.8)        n/a          (7.8)
Exports (USD billions)(8)(9)................        38.1       42.0        52.1        66.2         n/a          54.7
Imports (USD billions)(8)(9)................        38.9       43.5        55.8        69.3         n/a          55.9
NBH's foreign exchange reserves
 (USD billions)(10).........................        10.8       10.4        12.8        16.0        18.6          17.5

                                      -11-

----------
Source: Hungarian Central Statistical Office, NBH, Ministry of Finance
Notes:  (1)  Preliminary data.
        (2)  Derived from data published by the CSO.
        (3)  Derived from the government budget as published by the Ministry of Finance.
        (4)  Local governments are not included.
        (5)  Based on the most recent projected GDP data for 2005 available as of the date of this prospectus as provided by the Ministry of Finance.
        (6)  Data of the first three quarters of the year 2005 divided by the GDP of the first three quarters of the year 2005.
        (7)  Derived from data published by the NBH.
        (8)  Calculated using the average HUF/USD exchange rate.
        (9)  Including goods and services.
        (10) Calculated using the end of period HUF/USD exchange rate.

GROSS DOMESTIC PRODUCT

        The following table presents the components of nominal GDP and related figures by expenditures at current market prices, as well as real GDP growth rates, per capita GDP, and USD dollar equivalents, for the periods indicated:

                             GROSS DOMESTIC PRODUCT

                                                                                                            FOR THE NINE
                                                                                                            MONTHS ENDED
                                                                 FOR THE YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                    -----------------------------------------------------   -------------
                                                       2001          2002          2003          2004            2005
                                                    -----------   -----------   -----------   -----------    ------------
                                                                     (HUF billions, except as indicated)
GDP..............................................        14,990        16,915        18,651        20,413          15,918
Annual real GDP growth rate (%)..................           4.5(1)        3.8(1)        3.4(1)        4.5(1)          4.4(1)(2)
Per capita GDP (in HUF)..........................   1,471,380.4   1,665,115.9   1,841,225.4   2,019,707.4
U.S. DOLLAR EQUIVALENTS:
GDP (USD billions)...............................      52,313.7      65,561.8      83,100.0     100,742.5
Per Capita GDP (USD).............................       5,135.1       6,453.8       8,203.7       9,967.4
----------
Source: Hungarian Central Statistical Office
Notes: (1) Data adjusted for calendar day effect.
       (2) Percentage change as compared to the same period in 2004.

          Although the rate of economic growth in Hungary has been declining since 2000, the rate of real GDP growth in Hungary has generally been higher than the average growth recorded in the EU as a whole. The economic growth in
Hungary since 2000 has mainly been attributable to an increase in exports and, in particular for 2002 and 2003, an increase in domestic consumption. The increase in domestic consumption was mainly as a result of budget expenditures andgovernment measures (such as the increase of the minimum wage, increased mortgage subsidies and public sector wage increases). In 2004 and the first nine months of 2005, although the growth in domestic consumption decreased, this has been offset by a greater increase in exports and investment in Hungary generally, resulting in an increase in GDP of 4.5% and 4.1% for 2004 and the first nine months of 2005, respectively. Unexpected increases in the fiscal deficits, however, could pose a risk for future GDP growth.

                                      -12-

The following table indicates the sector composition of GDP in each of the periods indicated:

                            SECTOR COMPOSITION OF GDP

                                                                                                       FOR THE NINE
                                                                                                       MONTHS ENDED
                                                                  FOR THE YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                                              --------------------------------------   -------------
                                                                2001      2002       2003      2004        2005
                                                              -------   --------   --------   ------   -------------
                                                                         (percentage of contribution)
Agriculture, forestry and fishing.........................        4.4        3.7        3.4      4.5             3.4
Mining and quarrying, manufacturing and electricity.......       22.9       22.4       22.8     22.8            23.0
  - of which manufacturing................................       20.1       20.0       20.6     20.8            20.9
Construction..............................................        4.5        4.9        4.5      4.5             4.6
Services, total...........................................       53.7       54.3       53.9     53.0            53.2
  - of which:.............................................
  Trade, repair, hotels and restaurants...................       10.8       11.1       11.1     10.9            10.7
  Transport, storage and communication....................        7.3        7.1        7.1      7.1             7.6
  Financial intermediation and real estate activities.....       17.8       18.5       18.2     18.1            18.6
  Public administration, education, health and
   social services........................................       15.1       14.8       14.9     14.4            14.1
  Other community, social and personal service
   activities.............................................        2.8        2.8        2.6      2.4             2.3
                                                              -------   --------   --------   ------   -------------
GDP, total................................................      100.0      100.0      100.0    100.0           100.0
                                                              =======   ========   ========   ======   =============
----------
Source: Hungarian Central Statistical Office
Notes:  Indirect taxes are not included.

INFLATION

        The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the "CPI") and the Producer Price
Index (the "PPI") for each of the years indicated:

                                    INFLATION

                                                 AS AT YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                2001   2002   2003   2004   2005
                                                ----   ----   ----   ----   ----
                                                               (%)
CPI (yearly average)........................     9.2    5.3    4.8    6.8    3.6
CPI (year-on-year)..........................     6.8    4.8    5.7    5.5    3.3
PPI (yearly average)........................     5.2   (1.8)   2.4    3.5    4.3
PPI (year-on-year)..........................    (0.4)  (1.3)   6.2    1.6    4.7
----------
Source: Hungarian Central Statistical Office

                                      -13-

        Deregulation since 1990 has historically led to a high rate of inflation in Hungary. This rate was historically relatively high compared to rates in
Western Europe due to the general phasing out of price supports and the high public sector deficit. However, the rate of inflation has generally been declining since the introduction of a new monetary regime in May 2001.

        Consumer prices increased by an average annual inflation rate of 5.3%
in 2002, compared to 9.2% in 2001. This reduction in inflation was mainly caused by the significant appreciation of the Hungarian forint during 2001 and 2002 and was supplemented by factors such as favorable food prices and delays to increases in regulated prices. In 2003, inflation continued to decline as compared to 2002, with consumer prices increasing by an average inflation rate of 4.8% in 2003 as compared to 5.3% for 2002. This reduction in inflation was mainly as a result of the appreciation of the forint and rising food prices generally in 2003 as compared to 2002. There was a long-term deviation in the downward trend for inflation in 2004, with consumer prices increasing by an average inflation rate of 6.8% in 2004 as compared to 4.8% in 2003. This increase was primarily a result of a rise in value-added tax ("VAT") from 12% to
15% for selected goods and an increase in the excise duty levied on certain goods (including tobacco and fuel) as of January 1, 2004 increasing the effective cost of products and services, which was partially offset by lower food prices a result of the good harvest in 2004 due to favorable weather conditions. The effect of the rise in VAT and excise duty on inflation has steadily decreased, resulting in a CPI of 3.3% in November 2005. The reduction of inflation in 2005 was also partially a result of favorable global market conditions, the relatively strong and stable forint/Euro exchange rate and lower food prices caused by the good harvest in 2004 and 2005 due to favorable weather conditions. As of January 1, 2006 the general VAT rate of 25% was reduced to
20%. This reduction of the VAT rate also had a beneficial effect on retail prices in the last few months of 2005, as many retailers began lowering their prices in anticipation of the reduction in VAT in order to increase turnover and market share, and the reduction in VAT is also expected to have a positive short-term effect on inflation for 2006.

        Budget deficits have remained relatively high for the Republic over the last several years. Although the Republic believes that rates of inflation will decline in 2006, an unexpected increase in the budget deficit for 2006 and periods following thereafter could have a negative effect on the strength of the forint, which in turn could have a negative effect on inflation rates in
Hungary. See "Public Finance - General Information - Budget Trends."

Price Regulation

        As at the end of 2005, approximately 80% of all prices in Hungary were unregulated. The main categories of products whose prices remain regulated are electricity, gas, purchased heating, various pharmaceutical products, meals at schools, kindergartens and nurseries, state lottery, local and long distance passenger transport, state owned housing rent, various household utilities
(including water and sewage charges, refuse collection service) and the postal services.

         In line with relevant EU Directives, the Republic intends to abolish regulated pricing schemes from the increasingly market-based energy and postal sectors. Deregulation of the energy sector began in July 2004. The entire energy sector has already been deregulated with the exception of the household segment which is scheduled for deregulation in 2007. In February 2006, Parliament approved a bill on the temporary regulation of prices paid by Magyar Villamos
Muvek Zrt. (the state owned energy distributor in Hungary) for energy produced by power plants. The currently envisaged deadline for deregulation of the postal services is 2007 for mail services and 2009 for the whole sector.

                                      -14-

Wages

         The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:

                                      WAGES

                                                                                FOR THE ELEVEN
                                                                                 MONTHS ENDED
                                            FOR THE YEAR ENDED DECEMBER 31,      NOVEMBER 30,
                                           ---------------------------------   ---------------
                                            2001     2002     2003     2004          2005
                                           ------   ------   ------   ------   ---------------
                                                               (%)
Nominal wage index.......................    16.2     19.5     14.3      5.7              10.3
Real wage index..........................     6.4     13.5      9.2     (1.0)              6.5
----------
Source: Hungarian Central Statistical Office

Real wages grew by 14.3% in 2003 as compared to 2002. The growth in real wages in 2003 was primarily as a result of an increase in the salaries of employees of the public education and health care sectors by 50% in September 2002. Real wages decreased in 2004 as compared to 2003 primarily a result of a change in the way the customary "13th month salary" was paid to public employees in 2004.
As a result of a government decision, the customary "13th month salary" for public employees for 2004 was paid in January 2005, rather than in December 2004 as with previous years. Real wages have increased in the first 11 months of 2005 primarily as a result of lower income taxes generally and the effect of the aforementioned "13th month salary" for public employees being paid in January
2005 rather than December 2004. Real wages increased by 6.5% for the eleven month period ended November 30, 2005 as compared to the same period in 2004. The growth in real wages in 2005 was primarily a result of a general increase in the salaries for employees in the public sector, the positive effects of a reduction in taxes and general real wage growth due to improved productivity in the manufacturing sector.

        As with GDP growth, nominal and real wage changes have not been consistent across Hungary. Relatively stronger overall economic growth in western Hungary, and a labor force that is generally reluctant to move from one part of the country to another, have led to a substantial decrease in unemployment in western Hungary and disproportionately higher wage increases as compared to the rest of Hungary. Hungary's incentive policies (mainly consisting of the promotion of investment in less developed regions, development of transport infrastructure and development of human resources), utilizing (among other things) the Structural and Cohesion Funds of the EU, are in part designed to increase employment levels in the eastern parts of the country.

Employment

The following table illustrates the general composition of employment and unemployment for each of the years indicated:

                                  UNEMPLOYMENT

                                             FOR THE YEAR ENDED DECEMBER 31,
                                            --------------------------------
                                            2001   2002   2003   2004   2005
                                            ----   ----   ----   ----   ----
                                                   (annual average, %)
Employed.................................   49.8   49.9   50.6   50.5   50.6
Unemployed...............................    3.0    3.1    3.2    3.3    3.9
Unemployment rate(1).....................    5.7    5.9    5.9    6.1    7.2
----------
Source: Hungarian Central Statistical Office
Notes:  (1) Based on international sampling methodology pursuant to the guidelines of the International Labor Organization.

                                      -15-

        The unemployment rate in 2004 (as calculated using the guidelines of the
International Labor Organization) was 6.1%, which is lower than the EU average of 9% for the same period, however increased to 7.2% for 2005 mainly due to the increase in the activity rate (the number of persons registered with the government as being eligible to work). In previous years, the activity rate was generally lower partly due to the low mobility of the workforce in Hungary.
Economic development has generally not been uniform throughout Hungary since
1990, with generally a higher concentration of jobs in Budapest and the central region of Hungary. The high costs (both time and financial burden) generally discourage potential employees from traveling to distant workplaces, while discrepancies in real estate prices and inadequate housing rental opportunities have discouraged the relocation of Hungary's workforce. This trend has been steadily decreasing, as new infrastructure investments (in particular Hungary's highway construction projects) have brought new investment and job opportunities to less developed regions in Hungary, thereby increasing the activity rate.
Further, relatively high levels of taxation have also led to the formation of a relatively large "gray economy," with many employers avoiding to report their activities adequately (including with respect to hiring) in order to avoid paying taxes. Labor unions have not gained any significant influence in Hungary and to date have not caused any substantial work stoppages in Hungary. Labor unions are generally stronger in the public sectors of the economy in Hungary.

The following table illustrates the general composition of employment in Hungary by major sector for each of the years indicated:

                       COMPOSITION OF EMPLOYMENT BY SECTOR

                                                                                                   FOR THE
                                                                                                    ELEVEN
                                                                                                    MONTHS
                                                                                                    ENDED
                                                                                                   NOVEMBER
                                                            FOR THE YEAR ENDED DECEMBER 31,           30,
                                                       -----------------------------------------   --------
                                                         2001       2002       2003       2004       2005
                                                       --------   --------   --------   --------   --------
                                                                      (in thousands of persons)
Agriculture, hunting, forestry and fishing, related
 service activities..................................     121.3      112.4      107.6      101.2       98.7
Mining and quarrying.................................       n/a        6.1        6.0        5.4        5.2
Manufacturing........................................     759.8      748.8      734.7      720.9      701.2
Electricity, gas and water supply....................      67.2       62.8       61.0       58.9       57.2
Industry total.......................................     832.8      817.7      801.8      785.3      763.6
Construction.........................................     117.6      121.4      123.7      129.5      132.9
Trade, repair of motor vehicles, and personal and
 household goods.....................................     299.5      303.9      313.1      336.1      341.6
Hotels and restaurants...............................      77.7       78.2       80.1       82.1       82.7
Transport, storage and communication.................     226.4      227.6      223.8      223.6      222.5
Financial intermediation.............................      51.6       52.9       53.7       54.2       56.9
Real estate, renting and business activities.........     162.0      163.2      174.7      198.1      212.4
Public administration and defense, compulsory social
 security............................................     302.6      309.6      320.9      318.1      318.5
Education............................................     247.1      249.2      252.9      255.5      255.2
Health and social work...............................     207.8      214.4      222.7      225.4      220.6
Other community, social and personal service
activities...........................................      74.4       75.6       77.8       80.6       82.9
                                                       --------   --------   --------   --------   --------
National economy, total..............................   2,720.8    2,726.1    2,752.8    2,789.6    2,788.6
                                                       ========   ========   ========   ========   ========
  - of which:
  Enterprise.........................................   1,891.7    1,879.7    1,884.6    1,919.0    1,923.7
  Government.........................................     788.6      800.5      818.7      816.5      807.4
----------
Source: Hungarian Central Statistical Office

                                      -16-

PRINCIPAL SECTORS OF THE ECONOMY

Industry

        The following table indicates the gross production indices by industry sector for the periods indicated:

                      GROSS PRODUCTION INDICES BY INDUSTRY

                                                                                                       FOR THE NINE
                                                                                                       MONTHS ENDED
                                                               FOR THE YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                          -----------------------------------------   -------------
                                                            2001       2002       2003       2004        2005(1)
                                                          --------   --------   --------   --------   -------------
                                                                                     (%)
Agriculture, forestry and fishing......................       24.6      (12.9)      (4.2)      37.9            (8.1)
Mining and quarrying, manufacturing and electricity....        0.5        1.4        5.3        4.9             4.1
  - of which manufacturing.............................        2.5        3.2        6.7        5.4             3.7
Construction...........................................        5.1       12.5       (3.6)       4.2            10.0
Services, total........................................        5.1        4.9        2.7        2.9             3.7
  - of which:
  Trade, repair, hotels and restaurants................        6.0        6.5        3.1        3.0             2.8
  Transport, storage and communication.................        3.8        1.6        2.8        5.2            10.2
  Financial intermediation and real estate activities..        6.8        7.9        2.1        4.1             6.1
  Public administration, education, health and
   social service......................................        3.0        2.0        4.2        1.0            (0.5)
  Other community, social and personal service
  activities...........................................        5.0        3.3       (3.7)      (2.2)           (3.5)
                                                          --------   --------   --------   --------   -------------
GDP, total.............................................        4.3(2)     3.8(2)     3.4(2)     4.6(2)          4.1(2)
                                                          ========   ========   ========   ========   =============
----------
Source: Hungarian Central Statistical Office
Notes:  (1) Percentage change as compared to the same period in 2004.
        (2) Data unadjusted for calendar day effect.

        General. For each of the last five years, more than half of total industrial production was exported. Industrial export sales increased by 15.7%
in 2004, compared to 10.3% in 2003 and grew by approximately 11% in the first nine months of 2005 as compared to the same period in 2004. Domestic sales stagnated in 2004 compared to 2003, however grew by 4% during the first nine months of 2005 as compared to the same period in 2004. For each of the last five years, approximately two thirds of total industrial exports have been attributable to the following two segments: manufacture of electrical and optical equipment, and manufacture of transport equipment. Both segments recorded high growth in 2004 and the first eleven months of 2005, with electrical and optical equipment exports increasing by 24.2% and 16.4%, and transport equipment exports by 8.7% and 13.2%, respectively.

                                      -17-

        Manufacturing. In 2004, manufacturing output (representing approximately
90% of industrial production) grew by 9.4%, compared to 7% in 2003. During the first nine months of 2005 manufacturing output increased by 7.3% compared to the same period in 2004. In 2004, export sales increased by 15.8% compared to 2003 and accounted for 60% of total sales. In the first nine months of 2005, export sales of manufactured products increased by 10.9% compared to the same period in
2004.

        Electrical and Optical Equipment. In 2004, the production of electrical and optical equipment represented more than a quarter of the total manufacturing production in Hungary and was the fastest growing manufacturing sub-segment, growing by 24.2% as compared to 2003. In 2004, export sales from the production of electrical and optical equipment accounted for more than 40% of total manufacturing exports (representing the largest share of all manufacturing sub-segments), increasing by 23.5% compared to 2003.

        During the first nine months of 2005 the electrical and optical equipment production increased by 16.9% compared to the same period in 2004. An above-average demand for TV and radio receivers, sound and video players and recorders, office machines and computers contributed to the growth in this sub-segment.

        Transport Equipment. In 2004, the manufacture of transport equipment increased by 8.7%, principally as a result of increased exports. Export sales in this sub-segment increased by 10.7% in 2004 as compared to a growth of 13.9% in
2003. During the first nine months of 2005, the volume of transport equipment production grew by 12.6% compared to the same period in 2004.

        Oil. In 2004, the gross value of coke, refined petroleum products, and nuclear fuel production in Hungary reached HUF 693.1 billion. In the same period, the gross output and the total sales of crude petroleum and natural gas extracted in Hungary, and service activities incidental to oil and gas extraction (excluding surveying) decreased by approximately 14.7% and 15.1%, respectively. Export sales for such products increased by 11.9% while domestic sales decreased by 15.9% in 2004 as compared to 2003. The gross output of refined petroleum products increased by 11.9%, the total sales by 8.1%, domestic sales by 7.1% and exports by 11.3% in 2004 as compared to 2003. During the first nine months of 2005, the gross output of crude petroleum and natural gas extracted in Hungary, and service activities incidental to oil and gas extraction excluding surveying, decreased by 14.8%, total sales by 13.4% and domestic sales by 11.4%, and exports fell by 57.3%, compared to the same period in 2004. However, the gross output of refined petroleum products grew by 11.5%, total sales by 11.9%, domestic sales by 6.7%, and exports of refined petroleum products by 27.0% in the first nine months of 2005 as compared to the same period in 2004.

        Energy, gas and water supply. In 2005, approximately 37.6% of Hungary's total energy demand was supplied by domestic energy sources. Approximately 11.0%
of total energy consumption was produced by coal (the majority of which was domestically produced) and approximately 68.7% of energy consumption consists of hydrocarbon, which is imported primarily from Russia.

        Hungary has consistently worked to diversify its sources of energy and to build up reserves to help reduce the potential negative effects of disruptions in energy supplies. Hungary is currently maintaining a reserve of at least a 12-week supply of oil in compliance with OECD requirements.

        All of Hungary's natural gas distribution companies, six electricity distribution companies and all but two power generation companies have been privatized. The Ministry of the Economy and Transport is aiming to help create and maintain a competitive electricity market and to fully liberalize the sector, in accordance with EU Directives.

        The following table provides certain information regarding the composition of consumption of the main energy resources in Hungary in each of the years 2000 through 2005:

                                      -18-

                 COMPOSITION OF CONSUMPTION OF ENERGY RESOURCES

                                              FOR THE YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------
                                     2001       2002       2003       2004       2005
                                   --------   --------   --------   --------   --------
                                                            (%)
Coal..............................     13.4       12.3       12.5       13.1       11.0
Hydrocarbon.......................     69.5       70.2       70.6       68.5       68.7
Out of which:
Crude oil and petroleum products..     31.5       30.4       28.4       23.7       24.3
Natural gas.......................       38       39.8       42.2       44.8       44.4
Other resources...................     17.4       17.5       16.9       18.1       20.3
                                   --------   --------   --------   --------   --------
Total.............................      100        100        100        100        100
                                   ========   ========   ========   ========   ========
Out of which:
Domestic..........................     39.7       37.4       36.3       39.0       37.6
Imports...........................     60.3       62.6       63.7       61.0       62.4
----------
Source: Hungarian Energy Office

Construction

        The output of the construction sector increased dynamically in 2004 by
5.8% compared to 2003, mainly as a result of substantial motorway building projects undertaken in 2004 and an increase in home building activity. The output of the construction sector for the first ten months of 2005 increased by
16.9% compared to the same period in 2004, mainly as a result of substantial motorway and other public works projects under way in 2005.

Service Industries

        Gross value added by services increased by 2.7% and 2.9% in 2003 and
2004, respectively, increasing at a lower rate than GDP for such periods. The relatively low growth of the services industry in 2003 was primarily as a result of a reduction in the growth of the trade and hotel, transport and communication, financial intermediation and real estate service sectors. In
2004, the reduced growth was primarily as a result of a decrease in real wages generally, augmented by reductions of the workforce in the public sector and the payment of the "13th month salary" for public employees in January 2005 rather than December 2004 as in previous years. Gross value added by services grew at a higher rate in the first nine months of 2005 as compared to the same period in
2004, particularly in the transport, storage and communication services segments.

                                      -19-

        The following table sets forth the composition of the service industry per individual sub-sectors for the periods indicated:

                 COMPOSITION OF SERVICE INDUSTRY PER SUB-SECTORS

                                                                                           FOR THE NINE
                                                                                           MONTHS ENDED
                                                    FOR THE YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                               -----------------------------------------   -------------
                                                 2001       2002       2003       2004          2005
                                               --------   --------   --------   --------   -------------
                                                                        (%)
Trade, repair, hotels and restaurants.......       20.2       20.5       20.6       20.6            20.2
Transport, storage and communication........       13.5       13.1       13.1       13.4            14.2
Financial intermediation and real estate
 activities.................................       33.1       34.0       33.9       34.3            34.9
Public administration, education, health and
 social services............................       28.0       27.3       27.7       27.2            26.4
Other community, social and personal service
 activities.................................        5.2        5.1        4.8        4.6             4.3
                                               --------   --------   --------   --------   -------------
Service, Total..............................      100.0      100.0      100.0      100.0           100.0
                                               ========   ========   ========   ========   =============
----------
Source: Hungarian Central Statistical Office

Agriculture

        In 2003, agricultural output decreased significantly compared to historic levels mainly as a result of a drought during 2003, which greatly decreased crop yields. Agricultural output increased significantly in 2004 as a result of extremely favorable weather conditions. Harvested cereals increased by approximately 100% in 2004 as compared to 2003. In 2005, harvested cereals dropped by 3.9% compared to 2004. Although weather conditions were also favorable in 2005, they were not as good as in 2004.

Infrastructure

        Hungary is a landlocked country and is located at the cross-roads of several important transport corridors for the region. Three main road corridors
(forming part of the Trans-European Network), three corridor branches and various railways and water corridors cross Hungary. With Budapest as a node, several corridors connect Hungary to the Trans-European Network. Hungary plays a central role in international transport connections for Central and Eastern
Europe and for South-East Europe towards the West and the East. However, compared to Western European countries, the transport network in Hungary is less developed, suffering from a shortage of river bridges, the lack of transversal connections, poor technical parameters and low proportion of expressways.

        Currently, the national road network of the Republic is approximately
30,700 km long, of which motorways account for approximately 570 km. The density of motorways in Hungary is approximately one fourth of the EU average.
Approximately 470 km road sections have been highlighted as being the most urgent for construction within the framework of the 'National Road
Rehabilitation Program.'

                                      -20-

        According to ACT CXXVIII of 2003, motorways of a total length of 313 km shall be constructed in 2006, out of which 164 km have been earmarked as
`Program Motorways' by the government decree 317/2005, and an additional length of 247 km shall be constructed in 2007, out of which 141 km has been earmarked as `Program Motorways' by the government decree 317/2005. The Program Motorways are expected to be constructed by the State Highway Operator Public Limited
Company (Allami Autopalya Kezelo Zrt.) (the "AAK Zrt.") using a public-private partnership ("PPP") framework. The construction cost of these projects altogether is expected to amount to approximately EUR 2.1 to 2.2 billion (or HUF
525 to 550 billion). Approximately 50% of such costs are expected to arise in
2006, with the remaining 50% expected to arise in 2007. In connection with the financing of the construction cost of the Program Motorways the AAK Zrt. is planning bond issuance in 2006. A total of 53 km of motorways is expected to be constructed in 2006 using a concession agreement. The construction costs of these motorways are not expected to appear in the government budget as expenditures. The expenditures appearing in the government budget in relation to these projects is the availability payment of these projects. The availability payments for Program Motorways and motorways built using a concession agreement altogether for the year 2006 are planned to reach approximately HUF 49.7 billion. The non-concession and non-program motorways will be constructed by NA
Zrt. The non-concession and non-program motorway projects' construction costs appear in the central government budget as expenditures. The amount of the expenditures related to such road construction is planned to reach HUF 122.489 billion for 2006.

        Hungary currently has one international airport (Ferihegy International
Airport) that currently meets the air traffic needs of the country. In line with international trends, the traffic at Ferihegy International Airport in Budapest has steadily been increasing over the last several years.

        Navigation is possible along 1600 km of the rivers in Hungary. There is commercial navigation on the Danube River and, to a very limited extent, on the
Tisza River.

        The telecommunication sector's level of development, in both wireline and wireless communication, approaches the average level of other EU members.
However, compared to Western European countries, the penetration rate in the area of internet connection is relatively low, the structure of the information-communication services market is not up-to-date and the proportion of broadband access is also relatively low.

                                  PRIVATIZATION

STATUS OF PRIVATIZATION EFFORTS

        Since 1990, the Republic of Hungary has privatized nearly 1,300 enterprises of the 1,860 enterprises previously owned by the state. The
Hungarian Privatization and State Holding Company (Allami Privatizacios es
Vagyonkezelo Rt., or "APV Rt.") manages these sales.

        Most of the larger companies involved in the privatization program have already been partially or fully privatized with only 139 companies being left with some degree of state ownership at the end of 2004. Permanent government control is anticipated for 37 companies. The scope of property which is required to remain state-owned in the long-term is defined by law as follows:

        o    national public utility service providers;

        o    property or companies of strategic importance for the national economy; and

        o    property or companies that accomplish tasks or fulfill
             objectives for national defense or other special purposes.

        In 2003, the government announced an ambitious privatization program aimed at selling 18 to 20 of the remaining state-owned companies. Of these, the full privatization of Postabank and Konzumbank, and the partial privatization of
FHB (Land Credit and Mortgage Bank) were completed in 2003. In 2004 the partial privatization of MOL (Hungarian Oil Company) and Dunaferr (a steel company) were completed. In March 2004, the targeted sale of 25% plus one vote of
Hungaropharma (pharmaceutical company) was accomplished. The issuance of an exchangeable bond on Richter (pharmaceutical company) shares was also completed in 2004. In 2004 revenues of about HUF 413 billion were raised through privatizations and HUF 209 billion were paid to the central budget as a result of the privatization program.

        On March 31, 2005 the APV Rt. declared the one-stage privatization procedure of Malev Hungarian Airlines unsuccessful, and decided to commence a negotiated privatization procedure. On April 6, 2005 14 parties had expressed interest and offers have been submitted to the APV Rt. for the 99.95% share of
Malev Hungarian Airlines, but the negotiated privatization procedure was closed by APV Rt. without result in August 2005. APV Rt. still considers that retention of state ownership is not justified even on a medium term basis.

                                      -21-

        In April 2005, APV Rt. began the tender process for the sale of a
75% plus one share of Antenna Hungaria, one of the principle radio and television broadcasting companies operating in Hungary, in a two stage privatization tender. Swisscom Broadcast AG won the tender process, offering HUF
46.75 billion (EUR 191 million) for all shares owned by APV Rt. and Forras Rt.
in Antenna Hungaria. The sale was completed on October 25, 2005.

        In June 2005, APV Rt. began the tender process for the privatization of
Budapest Airport Rt. ("Budapest Airport"), the operator of Ferihegy Airport,
Hungary's only international airport. The British BAA International Holdings
("BAA") achieved the highest score in the tender process and submitted the highest financial bid. BAA offered HUF 464.5 billion (EUR 1.83 billion) as the immediate transaction price, and pursuant to the contract entered into between
APV Rt. and BAA for the privatization of Budapest Airport on December 18, 2005,
BAA acquired the Government's 75% minus one share stake in Budapest Airport and the right to operate it for 75 years.

        In 2005, approximately HUF 124.4 billion was raised through privatizations, none of which will be directly paid to the central budget.
According to preliminary data available as of the date of this prospectus, the total revenues of APV Rt. amounted to HUF 154.9 billion in 2005, of which dividends amounted to HUF 28.4 billion and other revenues amounted to HUF 2.1 billion. Dividends paid by the APV Rt. in 2005 to the central budget amounted to
HUF 28.4 billion.

        Currently, privatization of an 11.8% share of Mol Rt. (with the exemption of the Republic's golden share) is still ongoing.

METHODS OF PRIVATIZATION USED

        Hungary is unique in Central Europe in that a large majority of its privatizations utilize public tenders, with sales on a cash basis. These outright sales, often to strategic long-term investors, have been successful in bringing new management and know-how to many Hungarian enterprises.

        Public offerings played an important and successful role in the privatization process, most recently, in the privatization of FHB at the end of
2003.

        In recent years, the importance of compensation vouchers has decreased significantly. Compensation vouchers were rights distributed to individual
Hungarian citizens under the Compensation Act, which was designed to provide compensation for losses suffered, including the loss of property and personal freedom. These compensation vouchers entitled the holders to bid for shares in certain privatized entities. In 2003, in order to end the compensation voucher system, the government decided to offer the shares of FORRAS Trust and
Investment Company (a state owned asset management company) in exchange for the compensation vouchers. In June and July 2003, the offering was completed and the shares of FORRAS Trust and Investment Company were listed on the Budapest Stock
Exchange.

                                      -22-

                      BALANCE OF PAYMENTS AND FOREIGN TRADE

BALANCE OF PAYMENTS

        The following table sets out the balance of payments of Hungary for the periods indicated:

                                                                                         AS AT
                                                                                       SEPTEMBER
                                                  AS AT YEAR ENDED DECEMBER 31,           30,
                                           -----------------------------------------   ---------
                                             2001       2002       2003       2004        2005
                                           --------   --------   --------   --------   ---------
                                                              (Euro millions)
1. Goods, net...........................     (2,496)    (2,203)    (2,898)    (2,446)     (1,121)
1.1 Exports.............................     34,697     36,821     38,377     45,074      36,186
1.2 Imports.............................     37,193     39,024     41,275     47,520      37,307
                                           --------   --------   --------   --------   ---------
2. Services total, credit...............      7,865      7,820      7,674      8,294       7,155
Debit...................................      6,203      7,233      8,075      8,343       6,998
Net.....................................      1,661        587       (401)       (49)        158
                                           --------   --------   --------   --------   ---------
3. Income, credit.......................      1,452      1,316      1,214      1,475       1,002
Debit...................................      4,644      5,154      4,892      6,370       5,166
Net.....................................     (3,192)    (3,838)    (3,678)    (4,895)     (4,165)
                                           --------   --------   --------   --------   ---------
4. Current transfers, net...............        450        525        595        254          75
4.1 General, government, net............         35         75        118       (207)       (163)
4.2 Other sectors,  net.................        415        451        477        460         238
                                           --------   --------   --------   --------   ---------
I. Current account (1+2+3+4)............     (3,577)    (4,929)    (6,382)    (7,136)     (5,053)(1)
                                           --------   --------   --------   --------   ---------
II. Capital account.....................        358        202        (32)       260         429
                                           --------   --------   --------   --------   ---------
III. Financial account (8+9+10).........      3,133      2,605      6,746      9,570       8,488
8. Direct investment, net...............      3,992      2,889        424      2,852       1,768
9. Portfolio investment, net............      1,723      1,976      2,932      5,839       3,639
10. Other investment, net...............     (2,582)    (2,260)     3,390        879       3,081
                                           --------   --------   --------   --------   ---------
IV. Net errors and omissions............         26        156        200     (1,166)     (1,143)
V. Overall balance (I+II+III+IV)........        (60)    (1,965)       532      1,528       2,721
VI. International reserves..............         60      1,965       (532)    (1,528)     (2,721)
----------
Source: Hungarian Central Statistical Office, NBH, Ministry of Finance
Notes:  (1) Current account deficit for the full year 2005 is expected to be higher as a result of the strong seasonality of GDP and current account deficit levels.

        Hungary has experienced a growing current account deficit since 2001 (as a percentage of GDP), increasing from 6.2% in 2001 to 8.8% in 2004. The current account deficit as a percentage of GDP for the first nine months of 2005 amounted to 5.8%, although the current account deficit for the full year 2005 is expected to be higher as a result of the strong seasonality of GDP and current account deficit levels.

        In 2004, the external deficit grew to EUR 7,136 million mainly due to the strong internal demand caused partly by increasing investments and high fiscal deficit. Net foreign direct investment decreased significantly in 2003 as
Hungarian companies (such as MOL and OTP) increased their investments in Central and Eastern Europe outside of Hungary in the region in 2003. However, net foreign direct investment increased in 2004 as compared to 2003 (reaching historic levels) mainly as a result of high levels of foreign direct investment
("FDI") in Hungary as compared to previous years (primarily as a result of
Hungary's joining the EU and favorable global market conditions generally) and diminishing investment outside of Hungary by Hungarian companies and individuals. However, net direct investment decreased during the first nine months of 2005 as compared to the same period in 2004 primarily as a result of an increase in direct investments abroad by Hungarian companies and a decrease in reinvested earnings generally. See "-Foreign Direct investment".

        Although the Republic believes that the current account deficit as a percentage of GDP will decline in 2005 and 2006, an unexpected increase in the current account deficit could have a negative effect on the strength of the forint, which in turn could have a negative effect on FDI and GDP growth in
Hungary. See "Public Finance - General Information."

                                      -23-

FOREIGN TRADE

        The following table sets forth Hungary's trade in goods by territory for the periods indicated:

                                                                                     FOR THE NINE
                                                                                     MONTHS ENDED
                                              FOR THE YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                         -----------------------------------------   -------------
                                           2001       2002       2003       2004          2005
                                         --------   --------   --------   --------   -------------
EXPORTS                                                     (HUF billions)

OECD countries........................    7,536.2    7,649.9    8,152.8    9,285.1       7,089.4
EU15 countries........................    6,497.9    6,667.5    7,100.3    7,952.5       5,875.8
Central and Eastern European countries    1,228.6    1,235.5    1,512.6    1,329.5(1)    1,213.0(1)
CEFTA countries.......................      790.4      795.8      972.6      949.7(2)      943.7(2)
Developing countries..................      314.5      359.1      388.9      975.3(3)      862.1(3)
Total Exports.........................    8,748.2    8,874.0    9,643.7   11,232.4       8,894.6

IMPORTS

OECD countries........................    7,249.7    7,108.1    7,773.3    9,446.3       6,947.6
EU15 countries........................    5,585.7    5,458.8    5,883.1    7,635.4       5,491.5
Central and Eastern European countries    1,606.6    1,611.2    1,865.9    1,406.4(1)    1,179.5(1)
CEFTA countries.......................      765.2      820.2      975.3    1,126.6(2)      940.8(2)
Developing countries..................    1,351.6    1,607.1    1,822.5    2,050.5(3)    1,802.9(3)
Total Imports.........................    9,665.1    9,704.1   10,695.4   12,218.9       9,414.8
----------
Source: Hungarian Central Statistical Office
Notes:  (1)  Includes non-EU European countries.
        (2)  Includes such countries as joined the EU in 2004.
        (3)  Includes non-European countries.

                                      -24-

        The following table sets forth Hungary's trade in goods by commodity type for the periods indicated:

                                                                                     FOR THE NINE
                                                                                     MONTHS ENDED
                                              FOR THE YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                         -----------------------------------------   -------------
                                           2001       2002       2003       2004          2005
                                         --------   --------   --------   --------   -------------
EXPORTS                                                     (HUF billions)

Food beverages tobacco................      656.2      601.3      630.3      671.8           516.9
Crude Materials.......................      173.7      177.5      198.8      244.6           184.0
Fuels electric energy.................      169.4      145.2      157.1      213.0           235.9
Manufactured goods....................    2,712.8    2,740.1    2,762.0    3,088.7         2,520.0
Machinery and transport equipment.....    5,036.0    5,209.8    5,895.5    7,014.3         5,437.8
Total Exports.........................    8,748.2    8,874.0    9,643.7   11,232.4         8,894.6

IMPORTS

Food beverages tobacco................      281.4      292.4      327.1      448.7           361.8
Crude Materials.......................      165.1      194.2      211.3      226.7           174.6
Fuels electric energy.................      792.2      725.7      825.0      886.1           924.8
Manufactured goods....................    3,413.7    3,445.9    3,811.1    4,194.0         3,188.1
Machinery and transport equipment.....    4,982.6    5,045.8    5,520.9    6,463.5         4,765.4
Total Imports.........................    9,665.1    9,704.1   10,695.4   12,218.9         9,414.8
----------
Source: Hungarian Central Statistical Office

        Hungary's foreign trade in goods with industrialized countries (in particular EU countries) has increased in recent years. OECD countries accounted for 82.0% and 79.7% of Hungary's exports and 77.3% and 73.8% of imports in 2004 and the first nine months of 2005, respectively, with EU countries accounting for 78.8% and 76.7% of exports and 71.7% and 68.4% of imports for such periods, respectively.

Trade Policy

        Hungary has taken a number of steps since the beginning of the 1990s to integrate its economy into world trade.

        EU. Upon accession to the EU, Hungary adopted all aspects of the Common
Commercial Policy of the EU. This includes the application of the Common
External Tariff, EU preferential trade agreements and regimes, WTO commitments and trade defence measures. The overall effect of these changes is that the trade regime of Hungary has become more open and transparent (for example the average level of customs duties decreased by about 50% following the Republic's accession to the EU, the country gained membership in the Agreement on
Government Procurement, the Agreement on Trade in Civil Aircraft and the
Information Technology Arrangement within the framework of the WTO). Further, by virtue of the Republic's membership in the EU, it is also member of the European
Economic Area ("EEA"), which Norway, Iceland and Lichtenstein are members of in addition to the other countries who are members of the EU.

        Bilateral Trade Agreements. In addition to the multilateral trade agreements discussed above, Hungary has also entered into bilateral trade agreements with several countries, including Slovenia, Romania, Turkey, Israel,
Bulgaria, Lithuania, Latvia and Estonia. Hungary has entered into trade and co-operation agreements with certain Central-European countries designed to lower or eliminate trade barriers.

FOREIGN DIRECT INVESTMENT

        The following table sets forth historical records of FDI in Hungary and
Hungarian direct investments abroad during the years indicated:

                                      -25-

                            FOREIGN DIRECT INVESTMENT

                                                                                         NINE
                                                                                     MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                         -----------------------------------------   -------------
                                           2001       2002      2003(1)     2004          2005
                                         --------   --------   --------   --------   -------------
                                                               (HUF billions)
Direct investment:
  - abroad............................      105.4       71.7      368.8      217.7           261.6
    Equity capital and reinvested
    earnings..........................       95.0       53.1      343.3      200.8           263.5
     Other capital....................       10.5       18.6       25.5       17.0            (2.0)
  - in Hungary........................    1,127.6      772.0      479.4      932.0           697.6
    Equity capital and reinvested
    earnings..........................      660.8      745.1      284.2      810.5           810.5
     Other capital....................      466.8       26.9      195.2      121.5           304.7
                                         --------   --------   --------   --------   -------------
Net direct investment.................    1,022.2      700.3      110.7      714.2           436.0
                                         ========   ========   ========   ========   =============
----------
Source: NBH
Notes:  (1) Reinvested earnings are estimated by the NBH for the year 2003.

        During 2003, net FDI decreased mainly as a result of increased FDI by
Hungarian companies abroad, such as OTP (the largest universal bank in Hungary),
MATAV (Hungarian telecommunications company) and MOL (Hungarian oil company), the FDI outflow was significantly higher compared to previous years, which resulted in approximately 60% decrease in net FDI, and to a lesser extent, the unfavorable global investment environment which has led to moderate investment in Hungary. During 2004, due to the favorable global and regional investment environment, the net FDI inflow was significantly higher than during 2003.

        The following table sets forth certain information regarding FDI in
Hungary and Hungarian direct investments abroad during the nine months ended
September 30, 2005 as compared to the same period in 2004:

                                             Foreign Direct Investment

                                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                                                   2004         2005        % change
                                                               ------------  -----------    ----------
Direct investment, net......................................         552.2        436.0        (21.0)%
   Abroad, net..............................................        (164.4)      (261.6)       (59.1)%
       Equity capital and reinvested earnings, net..........        (148.0)      (263.5)        78.1%
           Equity capital, net..............................         (86.8)      (308.1)       255.0%
           Reinvested earnings, net.........................         (61.2)        44.6       (172.9)%
       Other capital, net...................................         (16.4)         2.0       (112.1)%
           Assets, net......................................         (10.8)       (19.4)        79.9%
           Liabilities, net.................................          (5.6)        21.4       (480.2)%
   In Hungary, net..........................................         716.6        697.6         (2.7)%
       Equity capital and reinvested earnings, net..........         528.6        392.9        (25.7)%
           Equity capital, net..............................         259.6        243.2         (6.3)%
           Reinvested earnings, net.........................         269.0        149.7        (44.3)%
       Other capital, net...................................         188.0        304.7        (62.1)%
           Assets, net......................................          (1.9)       (24.2)    (1,182.6)%
           Liabilities, net.................................         189.9        329.0         73.2%

        During the nine month period ended September 30, 2005, the balance of net direct investment decreased by 21% as compared to the same period of 2004.
This decrease was primarily as a result of direct investment abroad in equity capital by Hungarian companies, which amounted to HUF 308.1 billion during the nine month period ended September 30, 2005, representing an increase of approximately 250% as compared to the same period of 2004. Reinvested earnings decreased by 44.3% during the nine month period ended September 30, 2005 as compared to the same period in 2004, reaching HUF 149.7 billion. During the first nine months of 2005, foreign direct investment in Hungary in the form of other capital showed a net inflow of HUF 304.7 billion which is 62.1% higher than the net inflow for the same period in 2004, although FDI decreased 2.7% as compared to the same peirod in 2004. The privatization of Budapest Airport is expected to increase the net FDI inflow for the fourth quarter of 2005.

        In recent years, reinvested earnings in Hungary and foreign direct investment in the form of other capital has been relatively high, amounting to approximately two-thirds of the balance of net income on equities. Further, the increasing investment by Hungarian companies in the form of equity capital abroad has primarily been as a result of certain Hungarian companies seeking to increase their footprint in the Central-Eastern European region generally. The
Republic believes that its substantial investment in new highway construction is a key factor in attracting FDI into Hungary, as historically FDI has principally taken place in areas which were easily accessible. See "The Economy - Principal
Sectors of the Economy - Infrastructure."

        The following table sets forth the distribution of net FDI into the
Republic by industrial sectors:

                                      -26-

                    FOREIGN DIRECT INVESTMENT BY INDUSTRY(1)

                                                                                                          NINE
                                                                                                      MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                               ----------------------------------------------------   -------------
                                                   2001         2002          2003          2004           2005
                                               -----------   ----------   -----------   -----------   -------------
                                                                         (HUF millions)
NON-MANUFACTURING
  Agriculture, hunting, and forestry........      32,598.6        970.0         966.8       1,479.5           776.7
  Mining and quarrying......................       2,105.4      4,476.9      (3,991.1)     (1,410.3)          128.1
  Electricity, gas, and water supply........      10,743.1      2,789.9         583.1        (925.9)         (149.5)
  Construction..............................      (1,433.9)    (1,618.3)      3,145.6      (9,020.7)        2,582.0
  Trade, hotels and restaurants.............      47,963.0     25,043.1     (23,786.6)     59,567.3        52,195.0
  Transport, storage and communications.....    (288,332.3)     5,608.6      24,104.9      65,819.1         5,442.8
  Financial intermediation..................      31,619.7     (4,999.9)     65,479.1      10,445.1       (53,228.3)
  Real estate and business activities.......      (6,989.3)    35,913.5    (558,171.7)     41,539.6        24,660.6
  Education.................................           n/a          n/a           n/a           n/a             n/a
  Health and social work....................           n/a          n/a           n/a           n/a             n/a
  Other social and personal services........       4,344.4      2,981.2        (367.4)        901.9         1,757.1
                                               -----------   ----------   -----------   -----------   -------------
  Non-manufacturing Total...................     175,856.1    232,856.2    (503,006.3)    161,525.5       (66,736.0)
                                               ===========   ==========   ===========   ===========   =============
MANUFACTURING
  Food and tobacco..........................       6,689.2      8,182.4     (57,563.1)     48,623.1         9,144.8
  Textiles, wearing apparel, and leather....       3,257.4      1,225.1          55.4         601.9           658.0
  Wood, paper and publishing................       4,939.5     (1,007.5)     13,346.4       6,576.2         8,943.2
  Refined petroleum and chemicals...........      49,559.0        638.8    (189,624.4)   (128,492.0)      (26,276.5)
  Non-metallic products.....................       2,819.2       (846.1)      3,026.5      23,377.6        21,523.3
  Basic metals and metal products...........       7,261.9      6,590.5     108,358.7      20,491.7        (1,738.5)
  Machinery and equipment...................     236,923.5    127,540.3      87,384.8     (12,367.8)     (143,078.0)
  Recycling and other manufacturing.........         787.9      1,984.8         482.6         564.3           632.2
  Manufacturing Total.......................     312,237.6    144,308.3     (34,533.1)    (40,625.0)     (130,191.5)
                                               -----------   ----------   -----------   -----------   -------------
  Total.....................................     180,200.5    235,837.4    (503,373.7)    162,427.4       (64,978.9)
                                               ===========   ==========   ===========   ===========   =============
----------
Source: NBH
Notes:  (1) Reinvested profits are not included.

                                      -27-

        The following table sets forth the composition of net FDI into the
Republic according to country of origin for the periods indicated:

                 FOREIGN DIRECT INVESTMENT BY COUNTRY OF ORIGIN(1)

                                                                                                       FOR THE NINE
                                                                                                       MONTHS ENDED
                                                    FOR THE YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                               ----------------------------------------------------   -------------
                                                  2001          2002         2003          2004            2005
                                               -----------   ----------   -----------   -----------   -------------
                                                                          (HUF millions)
Western Europe
  Belgium...................................      10,811.0      9,969.7      13,387.0      24,886.9           172.3
  Denmark...................................       3,392.1      3,304.3        (652.6)     47,879.1         1,865.6
  France....................................      11,614.8      6,271.6      12,325.0       1,123.0         8,717.0
  Germany...................................     161,592.5     34,344.7      34,882.6     112,487.4        45,027.2
  United Kingdom............................       4,383.5      8,401.3       6,843.2      12,872.7         5,010.5
  Italy.....................................      14,962.7      8,031.7       9,440.6       5,766.9         2,397.3
  Netherlands...............................    (145,010.7)   116,643.6       4,288.6     106,269.1       (85,646.6)
  Austria...................................      57,899.3      8,156.3      81,896.9     (73,252.6)       16,020.3
  Sweden....................................       9,187.2     24,989.7       4,113.3       5,542.9         2,351.5
  Switzerland...............................       9,341.6    (16,474.7)      7,773.6      10,629.9        14,250.1
Canada......................................      15,131.8      2,661.7         124.2        (157.7)          (11.8)
United States...............................      31,457.3     23,200.9      21,049.1      30,304.1         4,710.0
Japan.......................................      76,679.1      8,878.8       8,218.3      26,303.5        28,628.5
Other.......................................     (81,241.7)    (2,542.2)   (707,063.5)   (148,227.8)     (108,470.8)
                                               -----------   ----------   -----------   -----------   -------------
Total.......................................     180,200.5    235,837.4    (503,373.7)    162,427.4       (64,978.9)
                                               ===========   ==========   ===========   ===========   =============
----------
Source: NBH
Notes:  (1) Reinvested profits are not included.

FOREIGN EXCHANGE RESERVES

        The following table presents the level of Hungary's gold and foreign exchange reserves as at the dates indicated:

                       GOLD AND FOREIGN EXCHANGE RESERVES

                                                                 AS AT YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------------------------
                                                   2001         2002          2003          2004          2005
                                               -----------   ----------   -----------   -----------   -----------
                                                                        (EUR millions)
International net gold reserves(1)..........            32           33            33            32            43
Foreign exchange(2).........................        12,163        9,887        10,108        11,671        15,660
                                               -----------   ----------   -----------   -----------   -----------
Total.......................................        12,195        9,920        10,142        11,703        15,702
                                               ===========   ==========   ===========   ===========   ===========
----------
Source: NBH
Notes:  (1) Gold valued at London fixed on the relevant date.
        (2) Consists of foreign currencies, including the counterparts of swapped gold, converted at exchange rates at the dates shown.

                                      -28-

                          MONETARY AND FINANCIAL SYSTEM

NATIONAL BANK OF HUNGARY

        The NBH is the central bank of Hungary. Its primary objective is to use monetary instruments to achieve and maintain price stability and, without prejudice to this objective, to support the economic policy of the government.
These instruments include:

        o    setting the central bank base rate (the rate for the NBH's main policy instrument, the two week deposit facility) and the
             setting of rates for the overnight deposit and lending
             facilities;

        o    establishing the minimum reserve requirements for commercial banks;

        o    conducting open market operations, which include sales and purchases of government securities from commercial banks and engaging in other similar transactions to regulate liquidity within the economy; and

        o    determining and implementing exchange rate policy in agreement with the government.

        The NBH is a company limited by shares, with a registered capital of HUF
10 billion. 100% of the shares in the NBH are owned by the Republic and the NBH is regulated by a special act, Act LVIII of 2001 on the National Bank of Hungary
(the "National Bank Act"). The supreme body of the NBH is the General Assembly with the Finance Minister representing the Republic as the sole shareholder. The
Monetary Council is the highest monetary policy decision-making body of the NBH.
The Monetary Council holds meetings at least once every two weeks, and makes the most important decisions concerning the general activities of the NBH, including the setting of the official interest rate.

        On December 20, 2004, Mr. Ferenc Madl, the President of the Republic at
such time, signed a bill on the amendment of the Act No. LVIII of 2001 on the
National Bank of Hungary (the "Bill of Amendment"). Most importantly, the amendment increases the number of Monetary Council members from a minimum of seven and maximum of nine members to a minimum of nine and maximum of eleven members. According to the Bill of Amendment, only the Governor and one of the
Deputy Governors of the NBH can become a member of the Monetary Council
(formerly, applicable law prescribed three Deputy Governors in the Monetary
Council; according to the Bill of Amendment all three Deputy Governors in office at the time of the enactment of the Bill of Amendment are to remain in the
Monetary Council until the end of their respective mandates). For the remaining positions in the Monetary Council, the Prime Minister can nominate up to five members, and the Governor with the consent of the Prime Minister nominates the remaining members. Currently, there are 13 members of the Monetary Council, each appointed for a six year term.

Monetary Policy

        As set forth in Hungarian law, the NBH is responsible for achieving and maintaining price stability. In June 2001, the Monetary Council decided to conduct its monetary policy within the framework of inflation targeting, which is supplemented by an exchange rate regime using a wide fluctuation band. See "-
Exchange Rate Policy." The inflation targets were 4.5% for the end of 2002, 3.5%
for the end of 2003, 3.5% for the end of 2004, 4% for the end of 2005, 3.5% for
the end of 2006 and 3% for each year following 2006. The NBH tolerates a deviance of plus or minus 1% from the inflation targets.

                                      -29-

        The main monetary policy instrument used by the NBH to keep the rate of inflation within the target band is it's two-week deposit facility. The NBH periodically accepts unlimited two-week deposits at the central bank base rate
(i.e., the main official interest rate). Furthermore, the NBH reduces the volatility of overnight interest rates by maintaining an interest rate band around the central bank base rate. The width of the band is plus or minus 1%
(the active overnight repo rate is 1% above and the passive overnight depo rate is 1% below the official rate).

        The following table sets forth indicative interest rates of the NBH as at the dates shown:

                             SELECTED INTEREST RATES

                                                                 AS AT YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------------------------
                                                   2001         2002          2003          2004          2005
                                               -----------   ----------   -----------   -----------   -----------
NBH base rate(1)............................          9.75         8.50         12.50          9.50          6.00
Real rate(2)................................          2.76         3.53          6.43          3.79          2.66

----------
Source: Central Statistical Office, NBH
Notes:  (1) Two-week rate.
        (2) The real rate is calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as at year end) - 1, where interest rates are expressed as decimal numbers.

        The NBH raised interest rates several times during 2003 to 12.5% in an effort to help prevent the forint from depreciating against the Euro. Beginning in March 2004, the NBH began reducing the central bank base rate gradually as market confidence began improving. In 2004, the central bank base rate was decreased by 300 basis points in the aggregate, while in 2005, the NBH reduced the central bank base rate by a further 350 basis points. On February 20, 2006 the base rate stood at 6.0%.

        Primarily as a result of the past depreciation of the forint, the increase in VAT in 2004 and the ongoing fiscal deficit, the NBH anticipated that the inflation target for 2004 (3.5%, plus or minus 1%) would not be achieved and abandoned its inflation target. The NBH has therefore started to focus its inflation rate targeting primarily on 2005, for which the target rate was 4%
(plus or minus 1%). The inflation target rate for 2006 is 3.5% plus or minus 1%.
According to the latest Report on Inflation published in November 2005, the NBH has reported that there is a high probability of achieving both the 2005 and
2006 inflation targets. The twelve-month inflation rate for 2005 was 3.3%, and thus the NBH successfully achieved the targeted rate.

        Since 2001, the NBH has also reformed the minimum reserves system. The required reserve ratio was reduced from 17% in 1995 to 5% since August 2002. The cut in the effective reserve ratio was intended to contribute to the narrowing of the spread between deposit and lending rates. In parallel with the reduction of the minimum reserves ratio, the NBH gradually increased the interest rate paid on the reserves. Since May 1, 2004 (the date of the accession to the EU)
the reserves carry an interest rate equal to the central bank base rate. This increase in interest on reserves was instituted with a view to increase the profitability of the banks and to help eliminate the indirect taxation of banks in accordance with the European Bank's guidelines.

        The NBH does not use money supply targets as an instrument of monetary policy. The money supply flexibly adjusts to the money demand, which is indirectly influenced by the monetary policy. Increases in monetary aggregates are slowing due to the decrease in the rate of inflation.

        The following table provides information about the composition of money supply as at the dates indicated:

                                      -30-

                                  MONEY SUPPLY

                                                                                          AS AT
                                                 AS AT YEAR ENDED DECEMBER 31,         NOVEMBER 30,
                                           -----------------------------------------   ------------
                                             2001       2002       2003       2004         2005
                                           --------   --------   --------   --------   ------------
                                                              (HUF billions)

M1......................................      3,113      3,648      4,028      4,169          5,187
Quasi-money(1)..........................      3,521      3,892      4,548      5,258          5,469
M2(2)...................................      6,634      7,540      8,575      9,427         10,655
Securities of financial institutions....        523        304        214        377            578
M3......................................      7,178      7,844      8,789      9,804         11,233
Government paper and Bank bonds outside                                                       5,327
the banking system......................      2,881      3,544      4,295      4,700
M4(3)...................................     10,059     11,387     13,084     14,505         16,560
----------
Source: NBH
Notes:  (1) Quasi-money = fixed term forint deposits + all foreign currency deposits.
        (2) M2 = M1 + quasi-money.
        (3) M4 = M3 + government paper and Bank bonds outside the banking system.

Exchange Rate Policy

        According to the National Bank Act, the NBH and the government jointly determine the framework of the exchange rate regime. The NBH then decides on the exchange rate policy issues within that framework. As a result of a joint decision in May 2001, the forint was "pegged" to the Euro such that the exchange rate was permitted to shift against the Euro in either direction by up to 15%
against the central parity, which was set to HUF 276.1/Euro in May 2001. In combination with the adoption of the inflation targeting framework in June 2001, these policies were consistent with the primary objective of the NBH of achieving and maintaining price stability. These changes allowed the NBH greater flexibility to resume an anti-inflationary policy.

        During 2001 and 2002, the NBH kept the central bank base rate high in order to reduce inflation to the target level. This led to a gradual appreciation in the forint against the Euro during the year from HUF 245/Euro at the start of the year to HUF 236/Euro by December 31, 2002.

        In early 2003, strong portfolio inflows pushed the forint to the upper band limit of HUF 234.7/Euro. In order to help maintain the target HUF/EUR exchange rate band, the NBH intervened in the foreign exchange market by selling forint and cut interest rates on January 15 and 16, 2003 in aggregate by 200 basis points. The rate cutting was accompanied by the widening of the overnight interest rate band to 3% in order to stem the flow of short-term speculative money into Hungary. Subsequently, the forint fluctuated to around HUF 245/Euro until June 2003.

        In June 2003, the government and the NBH decided to shift the central parity by 2.26% to HUF 282.3/Euro. This unexpected measure, and the growing uncertainty regarding Hungarian monetary conditions, caused a depreciation in the forint of roughly 10% to HUF 265/Euro in June 2003, prompting the NBH to raise interest rates in defense of the Hungarian currency by a total of 300 basis points, a level higher than that in effect at the beginning of 2003.

        This increase stabilized the forint below the HUF 260/Euro level until the end of November 2003, when it again weakened sharply. In order to support the forint and defend its medium term inflation target, the NBH increased the central bank base rate by another 300 basis points, up to 12.5% at the end of
November 2003. As a result of this action and the gradual improvement in fiscal prospects, the forint strengthened significantly and has traded around the HUF
250/Euro level. As a result of the stable HUF/Euro exchange rate, the NBH reduced interest rates cautiously in 2004 and 2005 without causing significant depreciation of the forint. See "- Monetary Policy." The HUF/Euro exchange rate as at February 20, 2006 was HUF 251.55 per EUR 1.00.

                                      -31-

        An unexpected increase in the budget deficit as well as general government debt levels for 2006 and periods following thereafter could have a negative effect on the strength of the forint. See "Public Finance - General
Information - Budget Trends" and "Hungarian Debt - Public Debt." Further, if the
Republic is not able to meet the Maastericht Criteria by 2008, the Euro will not be introduced in Hungary in 2010 as currently planned. Any significant delays of the introduction of the Euro in Hungary could have a negative impact on strength of the forint. See "Public Finance - Medium Term Fiscal Program and the
Convergence Programme."

FOREIGN EXCHANGE AND CONVERTIBILITY OF THE FORINT

        Since 1996, Hungarian foreign exchange regulations have been consistent with the convertibility standards of Article VIII of the IMF and with the regulations of the OECD.

        Since January 1998, Hungarian residents have been able to purchase shares and debt instruments with a maturity of at least one year issued by all
OECD based issuers, and non-residents have been able to issue such instruments denominated in foreign currency in the Hungarian securities market. Since
January 1998, Hungarian companies and individuals have also been able to receive foreign exchange denominated loans with a maturity of more than one year (with certain reporting obligations) and have been able to take out foreign exchange denominated loans with a maturity of less than one year, with approval from the
NBH.

        In accordance with the continuous liberalization of restrictions on capital movements in recent years, the forint has been fully convertible since
June 2001, both in terms of current transactions and capital transactions. All principal restrictions relating to foreign investment have been removed:
non-residents have unrestricted access to Hungarian short-term securities,
HUF-denominated accounts and the on-shore derivatives market, and residents have unrestricted access to off-shore financial services and short-term foreign securities. Certain minor restrictions have remained, the principal objectives of which are the prevention of money laundering. The full convertibility of the forint meets all current EU requirements.

THE HUNGARIAN BANKING SYSTEM

        In April 2000, the supervisory agencies for commercial banks, investment activities, pension funds and insurance activities were integrated under one single agency - the Hungarian Financial Supervisory Authority (in Hungarian:
Penzugyi Szervezetek Allami Felugyelete). However, there are separate legislative regimes for banking, insurance, pension funds and investment services. Currently, the laws for insurance, banking and pension funds are well established and generally comply with all applicable EU Directives and regulations.

        Since 1991, Hungary's banking system has been subject to a regulatory and supervisory framework based on principles and guidelines of the BIS. Act
CXII of 1996 on Credit Institutions and Financial Enterprises (the "Credit
Institutions Act"), in effect since January 1, 1997, endeavors to facilitate harmonization of the Hungarian banking system with EU uniform banking standards.

Supervision of the Hungarian Banking System

        Supervision of banking activities in Hungary has improved as the banking system has developed. NBH supervisory responsibilities have largely been transferred to the Hungarian Financial Supervisory Authority from the NBH, with the NBH retaining a more limited supervisory role.

Role of the NBH

        While the NBH has no legal obligation to support Hungary's credit institutions, the NBH may serve as a lender of last resort to credit institutions who encounter temporary liquidity difficulties.

                                      -32-

Role of the Hungarian Financial Supervisory Authority

        Other than credit institutions having their seat in an EU Member State
(which are regulated by their respective home supervisory authority), all financial institutions operating in Hungary are required to procure a license from the Hungarian Financial Supervisory Authority before it may establish itself, commence operations, establish a representative office or a subsidiary abroad, elect its management, acquire shares of a non-resident entity representing a qualifying holding (10%) or terminate its operations.

        The Hungarian Financial Supervisory Authority is responsible for verifying compliance by credit institutions operating in Hungary with the Credit
Institutions Act and applicable banking regulations. The Hungarian Financial
Supervisory Authority is entitled to impose various sanctions on credit institutions, including issuing warnings of non-compliance, withdrawing licenses, instituting liquidation proceedings and imposing fines on credit institutions and the managers of such credit institutions.

Banking Regulations

        The government or the Finance Minister (and not the Hungarian Financial
Supervisory Authority) have the power to issue regulatory decrees. Act CXX of
2001 on the Capital Markets (the "Capital Markets Act") and the Credit
Institutions Act set forth matters upon which the government or the Finance
Minister may issue such regulatory decrees.

        The Credit Institutions Act requires Hungarian credit institutions to maintain a solvency ratio of 8%. Pursuant to its authority under the Credit
Institutions Act, the Finance Minister has issued a decree on the calculation of the solvency ratio. The decree adopts BIS standards prescribing how the ratio of a bank's regulatory capital and risk weighted assets (on and off balance sheet items) must be calculated. In addition, the Finance Minister has issued decrees requiring credit institutions to create provisions based both on the quality of their assets (which include loans, investments and off balance sheet items) and on certain foreign country risks present in their assets.

        Portfolio risk provisions are calculated by categorizing the assets of a credit institution into the following categories: standard, watch, substandard, doubtful and bad. Assets are placed in the categories based on the performance of the asset and the financial condition of the debtor. Provisions are made based on the asset category: 0% for standard assets; 0% to less than or equal to
10% for watch assets; greater than 10% to less than or equal to 30% for substandard assets; greater than 30% to less than or equal to 70% for doubtful assets; and greater than 70% to 100% for bad assets.

        The value of any collateral, including real estate, held against an asset may be used to offset the need to make provisions. The decree requiring provisions does not provide guidelines on the extent to which collateral may be used for this purpose. Individual banks are required to create their own guidelines, which are to be approved annually by their auditors.

        Country risk provisions are determined using a table which sets forth the amount of provisions required based on the nationalities of the debtors in a credit institution's portfolio. The country risk decree also requires credit institutions to set absolute limits on the proportion of the relevant credit institution's total assets which may be from a particular country.

        Hungary has harmonized its guidelines on capital adequacy requirements for investment firms and commercial banks with EU Council Directive 93/6/EEC on the capital adequacy of investment firms and credit institutions.

Structure of the Hungarian Banking System

        The Credit Institutions Act provides for three types of credit institutions:

        o    banks (credit institutions that may provide the full range of financial services;

                                      -33-

        o    specialized credit institutions (credit institutions that
             provide special activities for example mortgage banks or the
             Hungarian Development Bank Ltd. (the "MFB"); and

        o    cooperative credit institutions (credit cooperatives and savings cooperatives).

        As of September 30, 2005, there were 34 fully authorized commercial banks and specialized credit institutions operating in Hungary, excluding the
MFB and the Hungarian Export-Import Bank Ltd. (the "Hungarian Eximbank"), which are statutory institutions which carry out special public functions and policies. There were 175 cooperative institutions as of June 30, 2005, of which five were credit cooperatives and 170 were savings cooperatives. In addition, as of June 30, 2005, there were 29 insurance companies and 19 brokerage houses.

        Only credit institutions are entitled to collect deposits from the public and provide money transmission services. In addition, banks are entitled to provide the full range of financial services listed in the Credit
Institutions Act, including making loans, issuing guarantees, trading foreign currencies, issuing bank cards and providing depository services. Banks may also engage in, for their own account or for the accounts of customers, trading in government and corporate securities, and derivatives, and may also provide investment services. The total assets of the credit institutions amounted to HUF
16,406.5 billion as of September 30, 2005.

        The following table illustrates certain trends in the Hungarian banking system for the periods indicated:

                      BANKING SYSTEM - SELECTED INDICATORS

                                             2001       2002       2003       2004       2005
                                           --------   --------   --------   --------   --------
                                                         (% change, year-on-year)
Domestic credit........................         4.8       15.8       20.9       14.1       16.4
Credits to enterprises.................         9.5        5.9       19.6       13.3       14.4
Credits to households..................        47.2       65.8       60.9       27.2       26.4
Broad money (M3).......................        17.1        9.3       12.0       11.6       14.6
----------
Source: NBH
Notes:  Disaggregated data are not available for 2000 due to a methodological change implemented in 2001.

        Specialized credit institutions are limited with respect to the scope of services they may provide and with respect to the types of clients to which they may provide such services. Specialized credit institutions in Hungary include two housing savings associations and two private mortgage banks. There are three special state-owned institutions: the Land Credit and Mortgage Bank (the "FMB")
(still majority-owned by the State), the MFB and the Hungarian Eximbank. As of
September 30, 2005, the aggregate total assets of specialized credit institutions amounted to HUF 1,653.9 billion.

        Cooperative institutions may only provide limited types of financial services, primarily the taking of deposits and the making of small loans.
Hungarian cooperative institutions, as of September 30, 2005, held aggregate total assets of HUF 1,164.2 billion.

        In addition to the credit institutions discussed above, several other financial entities play an important role in strengthening the Hungarian banking and financial sectors. These entities include:

        o    the National Deposit Insurance Fund, which credit institutions are required to join, insures deposits up to HUF 6 million per depository, but does not cover the deposits of the government or certain other entities;

        o    the Credit Guarantee Corporation, which guarantees loans to small and medium size business;

                                      -34-

        o    the National Savings Cooperatives Institutions Protection Fund,
             which is a voluntary consortium of cooperative institutions designed to further such institutions' mutual interests; and

        o    the Hungarian Export Credit Insurance Corporation, which
             provides insurance for export credits and exchange rate risks.

Ownership Structure of the Banking Sector

        Following the dynamic growth of foreign share ownership in the banking sector in the second half of the 1990s, the proportion of registered capital held by foreign investors stabilized in 2002. As of September 30, 2005, 80.4% of the total equity capital of the Hungarian banking sector (excluding the MFB and the Hungarian Eximbank which are owned by the Hungarian State) was held by non-residents.

        The only banks (other than the NBH) in which the Republic now holds controlling interests are the MFB (Hungarian Development Bank), the Hungarian
Eximbank and the FHB. The Republic has also retained a golden share in OTP Bank
(the "OTP"), which grants the Republic as holder certain special shareholder rights. For example, there can be no shareholder quorum without the presence of the Republic as holder of the golden share and decisions regarding changes in the registered capital of the bank, the merger, dissolution, transformation or liquidation of the bank, the transfer or encumbrance of rights necessary for the operation of the bank and the appointment or removal of directors and supervisory directors of the bank, who represent the Republic as holder of the golden share, can only be made with the consent of the Republic as holder of the golden share. In compliance with the EU Directive on the liberty of the capital markets, it has been proposed that the Hungarian State's special ownership rights, as given to it by its golden share in OTP, should be abolished, with the golden shares being transformed into common shares. A bill on the transformation of the golden share in OTP into regular shares was brought before Parliament in
2004 and is currently under consideration.

CAPITAL MARKETS

        During the course of its transition to a market economy, Hungary attached great importance to the development of a sound capital market in order to promote economic development and to finance Hungarian enterprises. The
Capital Markets Act regulates the offering and trading of securities (including government securities) and the institutional framework of the Hungarian capital market (including stock exchanges, investment funds and clearing houses). State control and supervision of the capital markets was delegated to the Hungarian
Financial Supervisory Authority. In line with the trend in other international markets generally, Hungary has moved towards a universal financial system when regulating the relationship between investment and banking services. Banks with proper authorization may carry on investment and financial service activities within the same organizational frameworks, thereby offering universal banking services. Regulation of the capital markets in Hungary is substantially in compliance with applicable EU regulations and guidelines.

Stock Exchange

        The Budapest Stock Exchange (the "BSE") opened in 1990, and is a self-governing and self-regulating organization which selects its own governing bodies and officials, adopts its own regulations, defines its operating rules and fixes the fees charged for its services.

        In February 2004, the BSE and the Budapest Commodity Exchange (the "BCE")
agreed to integrate their respective activities. The integration was completed in November 2005, and all exchange products formerly traded on the BCE and all members of the BCE have been transferred to the BSE.

        In May 2004, a majority stake in BSE was acquired by a financial consortium lead by HVB Bank Hungary. This consortium had the following composition as of December 31, 2005: (i) HVB Bank Hungary, 25.2%; (ii) Wiener
Borse, 12.5%; (iii) Raiffeisen Zentralbank, 6.4%; (iv) Osterreichische
Kontrollbank, 12.5%; and (v) Erste Bank der Osterreichischen Sparkassen, 6.4%.
The acquisition of a majority stake in the BSE by the consortium has generally been viewed as a positive step towards the greater cooperation between the BSE and the other of stock exchanges in the Central European region.

                                      -35-

         The following table sets forth selected indicators relating to the BSE at the end of and for the periods indicated:

                                                    AS AT YEAR ENDED DECEMBER 31,
                                              ------------------------------------------
                                                2001       2002       2003        2004
                                              --------   --------   --------   ---------
Total Spot turnover values (in USD
 millions)..................................     5,678      7,195     10,313      14,545
Equities...................................      4,834      5,894      8,595      12,880
Government Bonds...........................        554        754        695         525
Corporate Bonds............................        125        256        316         509
Bonds of International Institutions........         20          3          1         n/a
Mortgage Bonds.............................         10         84        474         430
T-Bills....................................        132        190        208         193
Investment Funds...........................          3          2          4           4
Compensation Notes.........................          1         14         20           4
Total number of transactions...............    911,697    741,703    718,377     790,916
Equities...................................    902,381    730,822    702,701     775,144
Government Bonds...........................        632        816      1,131         638
Corporate Bonds............................      1,166      1,793      2,690       8,486
Bonds of International Institutions........         42         11         13         n/a
Mortgage Bonds.............................         80        365      1,036       1,929
T-Bills....................................         89        216        435         185
Investment Funds...........................      4,694      1,134      1,348       1,165
Compensation Notes.........................      2,613      6,546      9,023       3,369
Average number of daily transactions.......      3,721      2,967      2,851       3,164
Average daily turnover (in USD millions)...       23.2       28.8       40.9        58.2
Average value per transaction (in USD
 thousands).................................       6.3        9.7       14.4        18.4
Number of trading days.....................        245        250        252         250
Total Futures Turnover (in USD millions)...      2,624      3,347      6,530      10,894
Budapest Stock Exchange Index "BUX"........        981        960      1,480       2,167
Currencies.................................         64        301      1,870       3,932
Shares.....................................      1,579      2,086      3,180       4,791
Interest Rates.............................          0          0          0           4
Number of transactions.....................    126,568    132,873    157,868   4,037,061
Total Options Turnover (in USD millions)...      1,014      1,040        812          64

                                      -36-

                                                    AS AT YEAR ENDED DECEMBER 31,
                                              ------------------------------------------
                                                2001       2002       2003        2004
                                              --------   --------   --------   ---------
Equity options.............................        229      1,040        812           4
Index options..............................        785          0          0           0
Currency options...........................        n/a        n/a        n/a          60
Number of trades (thousand)................         37         19         12          49
Average exchange rate HUF/USD(1)...........     286.58     231.41     215.17      202.63

----------
Source: Budapest Stock Exchange
Notes:  (1) Exchange rate used by the Budapest Stock Exchange for calculating
        USD values expressed in this table.

                                      -37-

                                 PUBLIC FINANCE

GENERAL INFORMATION

        The public finance sector in Hungary consists of the central government budget, social security funds (pension and health funds), extra-budgetary funds and local government budgets, which together are referred to as the general government budget.

Methodology

        The fiscal year for the government is the calendar year. The general government budget data is compiled by the Ministry of Finance in several steps.
In the autumn of each calendar year, the Ministry of Finance compiles the first preliminary budget (called the "planned budget") for the following calendar year in accordance with the budget act approved by Parliament for such year. For instance, the Ministry of Finance compiled the planned budget for 2005 in the fall of 2004 based on the budget act for 2005 approved by Parliament in the fall of 2004. During the course of a given financial year, as additional information is obtained for a given financial year, the Ministry of Finance revises the planned budget in accordance with such additional information (such budget as revised is called the "expected budget"). For example, during 2005 the expected data lead to the creation of an expected budget for 2005.

        In January of each given calendar year, the Ministry of Finance compiles the first version of the general government budget for the previous year. For instance, in January 2005 the Ministry of Finance compiled the first version of general government budget for the year 2004. This budget (compiled according to data available in January) is called the "preliminary budget." During the course of the year, the Ministry of Finance collects additional information concerning the revenues and expenditures related to the previous year. In light of this additional information, the Ministry of Finance revises the preliminary budget
(compiled in January), and compiles the second version of the general government budget for the previous year. For instance, in May 2005 the Ministry of Finance compiled the second version of general government budget for the year 2004. This budget (compiled according to data available in May of a given calendar year) is called the "fact budget." The main reason for the differences between the preliminary and fact budgets is the uncertainty of the exact amounts of revenues and expenditures of the central governmental institutions, as balance sheets of these institutions are not compiled until May of a given calendar year. The
Ministry of Finance is obliged to compile the final account by the end of August of a given calendar year using the fact budget. For instance, the final account for the year 2004 was compiled at the end of August 2005 based on the fact budget. The final account is submitted to Parliament and Parliament approves the final account with a simple majority vote. However, the final account submitted to Parliament may differ from the final account approved by Parliament due to amendments. After the final account is approved by Parliament, the Ministry of
Finance compiles the third version of the general government budget for the previous year, known as the "final budget." For instance, in November 2005 the
Ministry of Finance compiled the final budget for the year 2004.

        The information included in this document with respect to the budget for
2005 was derived from the preliminary budget for 2005 as calculated by the
Ministry of Finance using data available in January 2006.

                                      -38-

Budget Trends

        The following table sets forth the main fiscal trends in Hungary for the years indicated:

                                  BUDGET TRENDS

                                                                                              PRELIMINARY          PLANNED
                                             2001         2002         2003         2004         2005(1)            2006(1)
                                          ----------   ----------   ----------   ----------   ------------        ----------
                                                                     (HUF billions)
Central government budget surplus
(deficit)                                     (402.9)    (1,469.6)      (732.4)      (904.5)        (545.0)         (1,531.0)
Revenues(2)                                  4,068.0      4,357.3      4,938.2      5,333.1        6,458.4           5,965.7
Expenditures                                 4,470.9      5,826.9      5,670.6      6,237.6        7,003.4           7,496.7
Social security funds surplus (deficit)        (28.8)       (99.7)      (349.0)      (423.9)        (467.9)            (31.8)
Revenues                                     2,061.3      2,416.2      2,526.5      2,726.9        3,027.4           3,499.7
Expenditures                                 2,090.1      2,515.9      2,875.5      3,150.8        3,495.3           3,531.6
Extra budgetary funds surplus
(deficit)                                       (2.3)         1.4         18.5         27.9           30.5              17.0
Revenues                                       198.1        233.8        244.6        304.7          341.8             371.3
Expenditures                                   200.4        232.4        226.0        276.8          311.3             354.3
Local government surplus (deficit)              (9.9)      (118.6)       (31.7)       (16.5)         (34.3)            (34.8)
Revenues(2)                                  1,892.5      2,149.9      2,501.7      2,673.5        2,764.0           2,866.6
Expenditures                                 1,902.4      2,268.5      2,533.4      2,690.0        2,798.3           2,901.4
General government budget surplus
(deficit)                                     (444.0)    (1,686.5)    (1,094.5)    (1,317.0)      (1,016.7)         (1,580.6)
Revenues(2)                                  8,219.9      9,157.2     10,211.0     11,038.2       12,591.6          12,703.2
Expenditures                                 8,663.9     10,843.7     11,305.5     12,355.3       13,608.3          14,283.8
General government budget surplus
(deficit) as % of GDP                           (3.0)%      (10.0)%       (5.9)%       (6.5)%         (4.7)%(3)         (6.8)%(3)

Unadjusted ESA 95 methodology:
General government budget surplus
(deficit)                                     (627.5)    (1,545.5)    (1,363.8)    (1,331.8)      (1,610.2)(4)      (1,417.6)
Revenues                                     6,814.8      7,494.5      8,177.9      8,874.6        9,547.6(4)        9,850.3
Expenditures                                 7,442.3        9,040      9,541.7     10,206.4       11,157.6(4)       11,267.9
General government budget surplus
(deficit) as % of GDP                           (4.2)%       (9.1)%       (7.3)%       (6.5)%         (7.4)%(3)(4)      (6.1)%

Adjusted ESA 95 methodology:
General government budget surplus
(deficit)                                     (522.3)    (1,420.8)    (1,195.2)    (1,098.0)      (1,320.2)(4)      (1,092.6)
Revenues                                     6,896.1      7,583.2      8,308.4      9,089.4        9,782.4(4)       10,103.3
Expenditures                                 7,418.4      9,004.0      9,503.6     10,187.4       11,102.6(4)       11,195.9
General government budget surplus
(deficit) as % of GDP                           (3.5)%       (8.4)%       (6.4)%       (5.4)%         (6.1)%(3)(4)      (4.7)%
----------
Source: Hungarian Central Statistical Office and Ministry of Finance
Notes:  (1) For methodological remarks on planned, expected, preliminary, and fact budgets see "Public Finance - General Information - Methodology."
        (2) Revenues exclude privatization revenues.
        (3) With projected GDP, and without payments of Gripen fighters.
        (4) Preliminary budget data according to ESA 95 methodology is not yet available; the data reflect the expected budget for the year 2005 according to ESA 95 methodology as compiled by the Ministry of Finance based on data available in February 2006.

                                      -39-

        Fiscal Deficit in 2004. In 2004, the fiscal deficit increased to 6.5% of
GDP from 5.9% in 2003. Based on Unadjusted ESA 95 methodology, the fiscal deficit decreased to 6.54% of GDP from 7.3% in 2003, and based on Adjusted ESA
95 methodology, the fiscal deficit decreased to 5.4% of GDP from 6.4% in 2003.
The actual fiscal deficit in 2004 was significantly higher than the forecast of
5.9% of GDP based on GFS methodology and 4.6% of GDP based on Unadjusted ESA 95 methodology, despite measures taken by the Government to reduce the fiscal deficit.

        The higher than planned deficit for 2004 was largely attributable to certain incorrect assumptions made in formulating the planned 2004 budget.
In particular, the planned revenues from VAT as well as other sources were overestimated and amounts required to fund government programs were underestimated.

        The Government undertook a number of steps during 2004 in order to reduce the fiscal deficit in 2004. On January 7, 2004, then acting Prime
Minister, Mr. Peter Medgyessy, announced the removal of Mr. Csaba Laszlo from the position of Finance Minister and nominated Mr. Tibor Draskovics in his place. Mr. Draskovics was the former chief of the Prime Minister's cabinet, and assumed his position as Finance Minister on February 15, 2004.

        On February 25, 2004, the Cabinet decided to lower government expenditures by HUF 185 million in total for 2004 (including HUF 35 million which had already been announced), and the Ministry of Finance partially blocked the accounts of certain government ministries and institutions in an effort to reduce their respective expenditures. On April 7, 2004, the Cabinet decided to further cut governmental expenditures by an additional HUF 13.75 billion. On
July 30, 2004, the Cabinet prohibited the Ministries from spending funds granted but not spent in previous years (from 2002 and 2003 in particular) without the prior permission of the Ministry of Finance. As a result, the Ministry of
Finance was able to block up to an additional HUF 106 billion in spending by the
Ministries. Despite the fact that the Government decided to cut expenditure by a total of HUF 304.75 billion in 2004, the fiscal deficit target was exceeded in
2004 by 0.6% of GDP based on GFS methodology and 1.8% based on Unadjusted ESA 95 methodology.

        On September 26, 2005, Eurostat published revised budget data for the
Republic based on ESA 95 methodology stating that the general Government budget deficit was HUF 197 billion higher for 2004 than as previously estimated as a result of a change in the way in which the customary "13th month salary" was paid in 2004 to public employees. Rather than being paid in December 2004 as was customary in previous years, the "13th month salary" for public employees was paid in January 2005.

        Expected Fiscal Deficit in 2005. According to the preliminary general government budget for 2005, the fiscal deficit is to decrease to 4.7% of GDP compared to 6.5% in 2004 (based on Unadjusted ESA 95 methodology, the fiscal deficit is planned to increase to 7.4% of GDP compared to 6.5% of GDP in 2004;
based on Adjusted ESA 95 methodology, the 2005 fiscal deficit is planned to increase to 6.1% of GDP as compared to 5.4% of GDP in 2004).

        A number of measures were undertaken in 2005 in an effort to reduce the fiscal deficit for 2005. On March 7, 2005, the Finance Minister announced that the central government safety reserves should be increased from current HUF 78.2 billion to approximately HUF 100 billion in light of a high January and February central government fiscal deficit. On March 23, 2005, the government decided to restrict the spending of the central government institutions for the first half of 2005 to only 35% of the expenditures planned for the year 2005, with a few exceptions amounting to HUF 730.5 billion.

                                      -40-

        On September 28, 2005, as a result of Eurostat's decision regarding the applicable accounting rules under ESA 95 for expenditures relating to certain motorways construction projects undertaken by the Republic, the Government revised the 2005 expected budget based on ESA 95 (the expected budged based on
GFS remained unchanged). As a result, the expected government budget deficit was revised upwards to 7.4% of GDP from 4.7% based on Unadjusted ESA 95 methodology, and to 6.1% of GDP from 3.6% based on Adjusted ESA 95 methodology.

        Planned Fiscal Deficit in 2006. According to the planned general government budget for 2006, the fiscal deficit is planned to increase to 6.8% of
GDP compared to 4.7% of GDP as indicated by the preliminary budget for 2005
(based on Unadjusted ESA 95 methodology, the fiscal deficit is also planned to decrease to 6.1% of GDP compared to 7.4% of GDP as indicated by the expected budget for 2005; based on Adjusted ESA 95 methodology, the fiscal deficit is also planned to decrease to 4.7% of GDP compared to 6.1% of GDP as indicated by the expected budget for 2005). The planned budget for the year 2006 was approved by Parliament on December 19, 2005. The 2006 planned fiscal deficit includes adjustments for decreases in revenue due to changes in tax law which came into effect in 2006, however the planned budget for 2006 baseed on ESA 95 methodology does not include adjustments for changes in the way the Gripen fighter jets to be purchased by the Republic are accounted for. Further, the
2006 planned fiscal deficit assumes that certain expenditures relating to planned motorway projects will be financed through PPP programs, thus these expenditures are not expected to increase the general government deficit according to ESA 95 methodology.

        The government submitted the general government budget proposal for the year 2006 to Parliament on September 30, 2005. On October 20, 2005, the
Ministry of Finance revised upwards the expected general government deficit for the year 2006 as calculated using ESA 95 methodology from 4.7% of GDP to 5.2% of
GDP (local governments and pension reform correction effect included) as a result of a change in the accounting methodology used in recording the payments for Gripen fighters to be purchased by the Republic. Pursuant to GFS, the annual lease cost of the Gripen fighters are booked annually following their delivery to the Republic, whereas under ESA 95, the cost of the Gripen fighters are booked only at delivery for their full purchase price.

        In the past several years, the Government has revised its fiscal deficit forecasts on a number of occasions. The Republic believes that its fiscal deficit forecast for 2006 as indicated by the planned 2006 budget is realistic, in particular as the Government has taken into consideration the effects of the tax reforms implemented as of January 1, 2006 (See "Public Finance - Taxation").
The Government plans to implement certain highway construction projects in the form of PPP projects, which does not modify the general government deficit neither according to GFS nor ESA 95 methodology. If Eurostat reclassifies these expenditues, it may increase the general government deficit according to ESA 95 methodology. There can be no guarantee that the Government will not revise upwards its planned budget deficit for 2006, or that the actual budget deficit will not be higher than the planned budget deficit. General government elections will be held in April 2006, which have historically led to government expenditure increases. Any newly elected Government may not have effective policy in place until the second half of 2006, which could limit the
Government's ability to undertake the necessary actions to maintain the budget deficit for 2006 at or below planned levels if the budget deficit unexpectedly exceeds these planned levels. Unexpected fiscal deficits risk fueling external imbalances that may adversely affect strength of the forint and macro economic performance generally.

                                      -41-

Central Government Budget

        The following table sets forth information concerning central government revenues and expenditures for the years 2001 to 2004, the preliminary budget for
2005 and the planned budget for 2006:

                  CENTRAL GOVERNMENT REVENUES AND EXPENDITURES

                                         2001        2002        2003        2004         2005         2006
                                         FINAL       FINAL       FINAL       FINAL     PRELIMINARY    PLANNED
                                       ---------   ---------   ---------   ---------   -----------   ---------
                                                                   (HUF billions)

PAYMENTS OF ECONOMIC UNITS
Corporate taxes (including
financial institutions)                    351.9       396.6       413.7       448.7         465.6       492.0
DPTT                                        13.7        14.7        17.8        19.7          23.8        28.7
Customs and import duties                  122.9       125.7       131.3        39.3           9.4         7.4
Gambling tax                                34.3        38.8        49.2        60.4          66.4        70.7
Eco tax                                      0.0         0.0         0.0        17.4          15.9        21.0
Simplified business tax                      0.0         0.0        31.0        67.0          91.4       106.9
Other central payments                      62.6        68.7        78.2       126.4         165.1       105.1
Other payments                              17.7        22.2        22.1        23.6          21.2        24.0
Total                                      603.1       666.6       743.2       802.6         858.7       855.8
TAXES ON CONSUMPTION
Value Added Tax                          1,243.9     1,304.9     1,699.6     1,727.7       1,785.3     1,791.0
Excises                                    539.7       590.5       656.3       716.2         739.0       768.1
Total                                    1,783.6     1,895.4     2,355.9     2,443.9       2,524.3     2,559.1
PAYMENTS OF HOUSEHOLDS
Gross PIT revenues                       1,116.7     1,274.5     1,314.4     1,360.4       1,439.7     1,569.1
PIT revenues of central budget             830.3       940.6       909.0       904.6         997.8     1,095.4
Tax payments                                 5.2         7.1         7.0         5.8           3.4         3.5
Fees                                        60.9        68.5        90.2       100.1         111.8       102.0
Total                                      896.4     1,016.2     1,006.2     1,010.5       1,113.0     1,200.9
CENTRAL BUDGETARY INSTITUTIONS AND
CHAPTER ADMINISTERED APPROPRIATIONS
Revenue of the central budgetary
institutions                                 0.0         0.0       545.2       612.4         697.3       567.4
Own revenues of chapter
administered professional
appropriations                               0.0         0.0        56.7        86.4         127.2        58.0
EU support of chapter administered
professional appropriations                  0.0         0.0         0.0        49.1         190.5       308.7
EU support of central investments            0.0         0.0         3.6         0.5           0.0         0.0
Total                                      578.8       583.9       605.5       748.5       1,015.0       934.0

PAYMENTS OF CENTRAL BUDGETARY
INSTITUTIONS                                22.7        15.4        34.9        35.7          57.9        18.9
PAYMENTS OF LOCAL GOVERNMENTS                4.7         5.5         7.1        10.4          15.3         6.5
                                             0.0         0.0         0.0         0.0           0.0         0.0
PAYMENTS OF EXTRABUDGETARY FUNDS            47.0        56.4        49.4        67.9          81.3        82.0

REVENUES OF INTERNATIONAL
TRANSACTIONS                                 9.0         4.6        28.5        16.0           6.4         4.5
PAYMENTS RELATED TO STATE PROPERTY           6.7         7.0        23.9        68.2         450.7       241.5
ROAD TOLLS                                   0.0         0.0         0.0         0.0           0.0         0.0
MOTORWAYS                                    0.0         0.0         0.0         0.0         181.2         0.0
OTHER REVENUES                               9.3         8.7         7.8        10.9          39.9         4.3

REVENUES RELATED TO DEBT SERVICE             7.1         6.5         1.8         1.8           1.3         0.5
LUMP SUM CASH FLOW FACILITY FROM EU          0.0         0.0         0.0        42.8           8.5         8.0
PAYMENTS OF NATIONAL BANK OF HUNGARY        27.7        23.3         0.0         0.0           0.0         0.0
INTEREST REVENUES                           71.7        67.8        73.9        74.0         104.8        49.7
TOTAL REVENUES                           4,068.0     4,357.3     4,938.2     5,333.1       6,458.4     5,965.7

                                      -42-

                                         2001        2002        2003        2004         2005         2006
                                         FINAL       FINAL       FINAL       FINAL     PRELIMINARY    PLANNED
                                       ---------   ---------   ---------   ---------   -----------   ---------
EXPENDITURES

SUBSIDIES TO ECONOMIC UNITS                 81.8        99.0       110.2       122.7         113.1        95.3
SUPPORT TO THE MEDIA                        14.0        17.6        48.4        43.2          45.9        46.5
from which
Support to the Broadcasting Fund                                    20.4         0.0           0.0         0.0
CONSUMER PRICE SUBSIDY                      90.9        99.0       104.9       103.8         117.7       126.4
HOUSING GRANTS                              60.4        72.3       137.2       204.0         232.6       216.0

FAMILY BENEFITS, SOCIAL SUBSIDIES
Family benefits                            221.3       254.9       314.8       307.8         326.3       476.2
Income supplement benefits                  91.3       113.8       123.0       133.7         141.1       148.0
Other specific subsidies                    16.5        20.5        24.0        23.3          25.7        25.3
Total                                      329.0       389.2       461.8       464.8         493.1       649.4
CENTRAL BUDGETARY INSTITUTIONS AND
CHAPTER ADMINISTERRED APPROPRIATIONS
Expenditures of central budgetary
institutions                                 0.0         0.0     1,847.3     1,927.5       2,041.5     1,821.0
Chapter administered professional
appropriations                               0.0         0.0       956.9     1,099.5       1,244.5     1,334.4
Central investment                         134.7       146.4        87.9        63.9          49.0        28.9
Total                                    2,312.4     2,731.7     2,892.1     3,090.9       3,335.0     3,184.2
SUPPORT TO POLITICAL PARTIES AND
OTHER CIVIL ORGANIZATIONS                    3.0         3.1         2.7         3.7           3.7         5.1
TRANSFER TO SOCIAL SECURITY FUNDS          220.5       383.9       301.9       335.9         422.4       777.4
TRANSFER TO LOCAL GOVERNMENTS
Direct transfer from the budget            508.9       620.5       749.4       769.0         881.4       815.6
Transfer from EU                             0.0         0.0         0.0         0.0          16.1        97.7
Yielded PIT revenues                         0.0         0.0       405.4       455.8         441.9       473.7
Total                                      508.9       620.5     1,154.9     1,224.7       1,339.4     1,387.0

TRANSFER TO EXTRABUDGETARY FUNDS             0.0         0.0         2.6        15.9          20.4        18.5

EXPENDITURES OF INTERNATIONAL
TRANSACTIONS                                 2.5         1.6         1.5         7.7           7.6         7.8
DEBT SERVICE RELATED EXPENDITURES            8.9         9.2         9.8        10.8          11.1        12.9
OTHER EXPENDITURES                          23.3        17.9        19.3        20.2          22.7        17.8
GENERAL RESERVES                             0.0         0.0         0.0         0.0           0.0        37.9
SPECIAL RESERVES                             0.0         0.0         0.0         0.0           0.0         5.0
SAFETY RESERVE
EXTRAORDINARY EXPENDITURES                  92.9       649.6        14.3        47.1         192.8       434.5
TRANSFER TO NATIONAL BANK OF HUNGARY         0.0         0.0         0.0         0.0           0.0         0.1
GOVERNMENT GUARANTEES REDEEMED               7.3         3.4        12.4         2.7          13.9         7.0
CONTRIBUTION TO EU BUDGET                    0.0         0.0         0.0       119.7         186.6       217.0
EXPENDITURES RELATED TO THE NBH              0.0         0.0         0.0         0.0           0.0         0.0
INTEREST PAYMENTS                          715.1       728.8       802.3       875.5         903.3       822.4
TOTAL EXPENDITURES                       4,470.9     5,826.9     5,670.6     6,237.6       7,003.4     7,496.7
----------
Source: Hungarian Central Statistical Office and Ministry of Finance
Notes:  (1) For methodological remarks on planned, expected, preliminary, fact, and final budgets see "Public Finance - General Information -
        Methodology."
        (2) Central government expenditures include the expenditures of the central budgetary institutions and the chapter administered professional appropriations; these are the two elements of the expenditures of the
        Ministries of the Republic. Examples of such expenditures include ministries, road maintenance and development, motorway network and agricultural subsidies.

                                      -43-

Central Government Budget Process

        The Ministry of Finance prepares the central government budget on a calendar year basis for the government, which submits it to Parliament for consideration and ultimate approval. The annual central government budget for each coming year is supposed to be approved prior to the beginning of the relevant year. If Parliament does not approve the budget by such time, the government is obliged to propose a bill on an interim central government budget without delay. If the bill on the interim central government budget is not approved by Parliament either, the government is entitled to collect revenues due to the central government budget in accordance with the laws then in force and to make expenditures in line with the central government budget for the preceding calendar year.

        Within eight months following the end of each calendar year, the final accounts for the preceding year are compiled by the Government and are submitted to Parliament for final approval.

        The major components of revenue under the central government budget comprise taxes imposed on consumption (including VAT), enterprise taxes and taxes on households (primarily personal income taxes). The major expenditure items of the central government budget comprise debt service and transfers to the social security funds, budgetary institutions, local governments and extra-budgetary funds.

Roles of the Ministry of Finance, the Hungarian State Treasury and the
Government Debt Management Agency

        The Ministry of Finance is responsible for supplying information to support decision making of the government and for coordinating issues falling within the government's scope of authority in relation to public finances.
Specific responsibilities include the preparation of the bill on the final accounts of the central government and the central government budget, which is presented to Parliament each calendar year.

        The Ministry of Finance is required to ensure the execution of the central budget, the solvency of the central government, the financing of the central government and the registration of government debt guarantees, including loans granted and claims of the central government. These tasks are executed through the Treasury and debt and liquidity management tasks are carried out by
Allamadossag Kezelo Kozpont Reszvenytarsasag, a special government debt management agency (the "Government Debt Management Agency").

        The Treasury was established on January 1, 1996 as a central budgetary organization. The legal and professional supervision of the Treasury is performed by the Ministry of Finance. Within its budget execution responsibilities, the Treasury's main task is the management of budget appropriations and government cash flows and the determination of the daily financing needs of the central government. The management of budget appropriations includes the registration of annual appropriations, the monitoring of their changes and the right to authorize payments from appropriated amounts.

        The cash management duties of the Treasury include account management for the budgetary institutions, which, in accordance with the Act on Public
Finances, are authorized to keep their accounts with the Treasury. The Treasury administers the Single Treasury Account, which is the cash account of the
Treasury held at the NBH.

        The Treasury's responsibilities also include the provision of funds for government investments and other investments based on government decisions, the transfer of contributions and subsidies to municipalities, and the management and collection of loans and other claims of the central government.

        The government's borrowing needs are financed by the Government Debt
Management Agency. The Finance Minister established the Government Debt
Management Agency in order to concentrate debt management functions into one organization. Accordingly, the Government Debt Management Agency manages, renews and records the forint and foreign exchange debt of the central government and, pursuant to the amendment of the Public Financing Act of from 2003, manages the liquidity of the Single Treasury Account. In the context of liquidity management, the Government Debt Management Agency introduced new secondary market operations (such as repurchase transactions on the domestic securities market).

        In the domestic market, the responsibilities of the Government Debt
Management Agency include the administration of auctions and subscriptions, and the development of the institutional framework and the structure of government securities markets. Further, the Government Debt Management Agency provides easily accessible, up-to-date information on the government securities markets and on the financing of the Republic's borrowing needs in order to encourage transparency and openness. With respect to foreign debt management, the
Government Debt Management Agency acts in the name of the Republic of Hungary in raising funds, manages the foreign exchange debt of the central government, ensures promptness and accuracy in respect of debt service payments and effects hedging transactions to reduce risks.

                                      -44-

Taxation

        The current Hungarian taxation system was introduced in 1988. The most important elements of the Hungarian tax system are corporate profit tax, personal income tax, value added tax, excise duty and local taxes.

        Hungarian tax law distinguishes between domestic and foreign taxpayers.
The tax liability of a domestic taxpayer extends to income originating from both
Hungary and abroad, while the tax liability of a non-Hungarian taxpayer is restricted to its Hungarian source of income as defined by the respective
Hungarian tax law and is also generally affected by the applicable double taxation treaty. Hungary has entered into a double taxation treaty with more than 60 countries, including almost all of the OECD countries. Of the OECD countries, Hungary does not have a double taxation treaty with New-Zealand and
Mexico. A double taxation treaty with Mexico is expected to enter into force in
2006.

        Hungary, like many developing countries, has a substantial "shadow"
economy, which is able to avoid paying taxes. Recent improvements to this situation is demonstrated by increases in tax receipts that have outpaced GDP growth. Further improvement is expected as larger companies and multinational enterprises assume a greater role in the Hungarian economy.

        The Hungarian tax system has undergone moderate changes in recent years in an effort to improve competitiveness and to harmonize the Hungarian tax system with EU standards. Most recently, personal income tax was reduced, and the highest rate of VAT was reduced to 20% from 25% (each with effect as of
January 1, 2006).

        Corporate Profit Tax and Corporate Dividend Tax

        The corporate tax rate on profits is generally 16%, although taxpayers may take advantage of certain tax preferences. Dividend distributions to domestic entities and companies resident outside of Hungary are generally exempt from Hungarian dividend tax. A foreign entity receiving interest and royalties from a local source is not subject to withholding tax.

        Personal Income Tax

        Hungary has a two-tier graduated personal income tax rate structure with rates of 18% and 36%. Effective as of January 1, 2006 the second tier was reduced to 36% from 38%.

        Value Added Tax

        Effective as of January 1, 2006, the standard VAT rate was decreased from 25% to 20%. A reduced VAT rate of 15% applies to certain selected products and services (such as basic consumer goods and transportation services), and a reduced VAT rate of 5% applies to certain items considered to be of social importance (such as medicine and books). The current Hungarian VAT system is fully harmonized with all relevant applicable EU Directives.

        Registration Tax

        Registration tax has been levied on the registration of cars since
February 2004.

                                      -45-

        Luxury Tax

        As from January 1, 2006, the Government has introduced a tax imposed on the purchase of expensive residential buildings with a value in excess of HUF
100 million.

        Other Central Government Revenues

        Customs duties are imposed on goods imported from outside the European
Community in accordance with the European Community customs code. The central government levies duties on the acquisition of real estate, cars and certain other products and also on certain administrative procedures.

        Local Taxes

        Local taxes vary between municipalities. Local governments are permitted to assess local business tax and various property taxes.

SOCIAL SECURITY AND EXTRA-BUDGETARY FUNDS

        The social security funds consist of two funds: the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds:

       SOCIAL SECURITY AND EXTRA-BUDGETARY FUNDS REVENUES AND EXPENDITURES

                                             AS AT YEAR ENDED DECEMBER 31,
                           ------------------------------------------------------------------
                                                                       PRELIMINARY   PLANNED
                             2001       2002       2003       2004       2005(1)       2006
                           --------   --------   --------   --------   -----------   --------
                                                    (HUF billions)
HEALTH FUND
Revenues.................     884.7    1,024.6    1,025.4    1,100.1       1,204.7    1,504.0
Expenditures.............     915.0    1,111.2    1,335.4    1,443.8       1,579.9    1,535.9
Surplus (deficit)........     (30.3)     (86.7)    (310.0)    (343.7)       (375.4)     (31.8)

PENSION FUND
Revenues.................   1,176.6    1,391.7    1,501.1    1,626.8       1,822.7    1,995.7
Expenditures.............     175.1    1,405.9    1,540.1    1,707.0       1,915.4    1,995.7
Surplus (deficit)........       1.5      (14.2)     (39.0)     (80.2)        (95.4)       0.0

EXTRA BUDGETARY FUNDS(2)
Revenues.................     198.1      233.8      244.6      304.7         341.8      371.3
Expenditures.............     200.4      232.4      226.0      276.8         311.3      354.3
Surplus (deficit).........     (2.3)       1.4       18.5       27.9          30.5       17.0
----------
Source: Ministry of Finance
Notes:  (1) For methodological remarks on planned, expected, preliminary, fact, and final budgets see "Public Finance - General Information -
        Methodology."
        (2) Currently, these funds consist of the Central Nuclear Fund, the
        Labor Market Fund, the Research and Technology Innovation Fund and the
        'Wesselenyi Miklos' Flood and Inland Waters' Compensation Fund.

        The contribution of the central government to the social security funds was HUF 220.5 billion in 2001, HUF 383.9 billion in 2002, and HUF 301.9 billion in 2003, and HUF 335.9 billion in 2004, and is expected to total HUF 421.4 billion in 2005 and is planned to total HUF 777.4 billion in 2006.

                                      -46-

Social Security System

        Before the fall of communism in 1989, social security in Hungary was based on the principle of solidarity and risk sharing. The provision of social, health and pension benefits through collection and reallocation was carried out by the Hungarian state. Since the change of the political and economic system, self-provision has been playing an increasingly important role in Hungary's social security system. Currently, Hungarian citizens may influence their respective future social benefit through the amounts paid to an individual account. In any event, the Hungarian state provides social security benefits for those incapable of self-provision.

        Health care system

        Health services are provided to help people stay healthy and to help those who have fallen ill to recover within the shortest possible period of time, or if this is not possible, to maintain the highest possible quality of life for as long as possible. Health care provision is governed by the principle of gradual approach, where a patient is to be treated and where the requirements are adequately met by the available resources, and should be referred to a higher level only if his or her treatment can be carried out in a more efficient way. The first level is the basic health care provided by the family doctor, the second level consists of specialized consulting services in out-patient care, and the third level is represented by in-patient care institutions (hospitals, clinics and sanatoria). All beneficiaries have the right to sufficient information on their respective illness and to the necessary treatment. However, for ongoing and regular health care, a patient has to duly pay his or her respective social security contributions and has to hold a social security card as proof of this. On this basis, a citizen is entitled to use the ambulant services, to receive sickness benefit or to qualify for disability pension when his or her respective working capability is permanently reduced. In addition to the disability benefits provided to people disabled by ill health or accident, disabled people are entitled to additional financial and in-kind benefits, including for instance the right to use designated parking lots and receive financial assistance for traveling.

        Several changes were introduced into the health insurance system in recent years. The contribution of households to the financing of health services has been increased. A free or heavily subsidized health service is available in some cases only for those who are the most in need. The number of days of sick payment paid by employers has generally decreased in recent years, but the contribution of the employer to the amount paid to the patient has increased.
Health fund contributions are similar to those for the pension fund. Employers pay 11% of an employee's income and the employee contributes 4%. In addition, there is currently a fixed monthly health care contribution by employers of HUF
1,950 per employee per month; this fixed contribution is planned to be cancelled in November 2006.

        Pension system

        In the course of the reform of the social security system, the pension system has undergone the most fundamental transformation over the last decade.
The single tier pension system has been replaced by a three tier system, pursuant to which in addition to the pension contribution deducted from wages on a mandatory basis, private pension funds offer the possibility of self-provision. Furthermore, an employee has the possibility of joining a voluntary pension fund as well. The current "three-pillar" pension system was instituted in 1998. The three pillars of this system are: state pensions (the
"pay-as-you-go" system), voluntary pension funds and private pension funds.

        Mandatory payments are made to the state pension fund and to a private pension fund selected by the employee. The mandatory pension contribution equals
26.5% of the employee's monthly salary, out of which 8.5% is paid by the employee and 18% by the employer. The contribution paid by the employer goes to the state pension fund in each case. If the employee opts to join a private pension scheme, then, of the employee's 8.5% contribution, 8% is transferred to the private pension fund and 0.5% goes to the state fund. However, entrants are obliged to choose a private pension system. For employees remaining solely in the state system, the entire 8.5% contribution goes to the state pension fund.
Membership of voluntary or mutual pensions schemes, however, is not obligatory.
Retirement age was raised from 55 years for women and 60 years for men to 62 years for both women and men. However, the positive efforts of the pension reform on the general budget will not be apparent for at least 30 years, due to the delayed effect.

                                      -47-

Sustainability of the Social Security System

        Health care system. Since 2002, the in-kind benefits of the health insurance system have generally increased faster than GDP. This was the result of the rapid dissemination of innovative drugs, wage adjustments for employees in health care and the fast increase of service provisions. Because of the strict budgetary requirements in 2004, numerous short-term measures were adopted
(including the freezing of medicine prices, the digressive financing techniques and the introduction of cost-volume agreements) in order to help control the expenditures relating to the health care system.

        In order to ease the burden of the state in the long-term in the financing of the healthcare system, the Government has started preparations for a financing reform of the health care system. The reform is expected to aim at curbing the expenditure growth, and introducing cost effective services by changing the financing and incentive mechanisms.

        Pension System. According to demographic projections, the proportion of the population over the retirement age compared to the population of working age will increase significantly in the next decades. The increase of the retirement age (see "- Social Security and Extra-Budgetary Funds - Social Security System -
Pension System") and the increase in the employment rate may result in a temporary improvement, but will not be sufficient to overturn the long-term trend.

        In response to these adverse demographic trends, the government has taken certain steps to reform the pension system. Most importantly, these steps include (in addition to raising the retirement age) the introduction of mixed financing and the application of the so-called Swiss indexation (50% of wage increases, and 50% of inflation).

        The government believes that the introduction of the funded system should start to have an effect on expenditures following 2020, by which time, newly retired people should retire as members of the two-pillar system in increasing numbers, and accordingly, such retirees will only be eligible for a reduced amount of pension from the pay-as-you-go pillar. On the other hand, members of the mixed system pay a reduced amount of contribution into the pay-as-you-go pillar. Due to this fact, there is expected to be an additional deficit in the pay-as-you-go system, which is likely to increase until 2020 in line with the increasing participation of the active population in pension funds. The decrease of the absolute number of employees, predicted by demographic projections, would also result in the reduction of revenues of the pension system. The government estimates that the mixed system should fully mature around the year 2060.

        Although the government believes that the measures adopted in 1997, as part of the pension reform, should bring positive effects to the sustainability of Hungarian public finance in the long-term, the adverse demographic trends outlined above may nevertheless require an increase in funding from the state budget in the financing of the pension system in the future.

LOCAL GOVERNMENT FINANCE

        The following table sets forth the revenues and expenditures at the local government level for the years indicated for all the local governments:

                   LOCAL GOVERNMENT REVENUES AND EXPENDITURES

                                 AS AT YEAR ENDED OR ENDING DECEMBER 31,
                        -----------------------------------------------------------------------------------------------------------
                                                                                                                  2005       2005
                          1997       1998       1999       2000       2001       2002       2003       2004     PLANNED    EXPECTED
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                     (HUF billions)
REVENUES:
Own revenues               449.3      563.9      648.1      744.6      862.9      977.4    1,096.8    1,250.0    1,242.1    1,256.6
Subsidies                  348.7      405.7      449.0      428.8      508.9      620.5      749.4      769.0      884.1      884.2
Other revenues             311.8      350.7      379.5      445.6      520.7      571.5      646.5      643.6      655.0      644.0
Total GFS-revenues       1,109.8    1,320.3    1,476.6    1,619.0    1,892.5    2,169.4    2,492.7    2,662.6    2,781.2    2,784.8
Privatisation revenues      90.5       19.4       21.9       37.1       11.2       11.6        9.0       10.9       10.5       15.6
Total revenues           1,200.3    1,339.7    1,498.5    1,656.1    1,903.7    2,181.0    2,501.7    2,673.5    2,791.7    2,800.4

EXPENDITURES:
Wages                      483.3      564.2      631.5      695.2      807.8    1,003.1    1,270.8    1,310.1    1,398.9    1,397.8
Investments                219.4      279.7      261.5      320.6      385.6      481.1      427.1      448.7      421.1      492.5
Other expenditures         432.4      504.6      582.5      635.3      709.0      801.7      835.5      931.2    1,003.5      941.5
Total GFS-expenditures   1,135.1    1,348.5    1,475.5    1,651.1    1,902.4    2,285.9    2,533.4    2,690.0    2,823.5    2,831.8
Surplus (deficit)-GFS      (25.3)     (28.2)       1.1      (32.1)      (9.9)    (116.5)     (40.7)     (27.4)     (42.3)     (47.0)
Total surplus (deficit)     65.2       (8.8)      23.0        5.0        1.3     (104.9)     (31.7)     (16.5)     (31.8)     (31.4)
----------
Source: Ministry of Finance

                                      -48-

        The municipalities are to a large extent autonomous according to the
Constitution and the Local Government Act. However, the government must take the local government deficit into account when preparing and implementing the central government budget and other parts of the public budget, over which the government and Parliament have a more direct control. Parliament can, nevertheless, influence the financial situation of local governments through the volume of budget grants (transfers) and the tax sharing system.

        According to preliminary data available as of the date of this prospectus, for 2005, the revenues of the local governments amounted to HUF
2,865 billion, the expenditures amounted to HUF 2,923.5 billion, and thus the fiscal deficit of the local governments amounted to HUF 58.4 billion for
2005.

EU NET POSITION

        The following table sets forth certain information with respect to the budgetary relations between the Republic and the EU:

       BUDGETED FINANCIAL FLOWS BETWEEN HUNGARY AND THE EU BUDGET BETWEEN 2004-2006

                                                        2004(1)     2005(2)     2006(3)
                                                       ---------   ---------   ---------
                                                         (HUF millions, current prices)
EU resources appearing in the Hungarian budget(4)       91,942.2   185,033.4   316,648.2
National contribution (co-financing of projects)(5)     34,897.5    90,515.9   140,119.5
EU resources out of the Hungarian budget (mainly
 agricultural subsidies)(6)                             90,305.5   139,617.9   174,061.8

National contribution to the EU Budget(7)              119,721.4   210,000.0   217,000.0

Net inflow (outflow) of funds from the EU Budget to
  the Hungarian budget                                 (27,779.2)  (24,966.6)   99,648.2
Net inflow of funds from the EU Budget to Hungary(8)    62,526.3   114,651.3   273,710.0

----------
Source: Ministry of Finance
Notes:  (1) Final data based on the Act CXVIII. of 2005 On the Implementation of the Budget of 2004 of the Republic of Hungary.
        (2) Preliminary data based on the Act CXXXV. of 2004 On the Budget of
        2005 of the Republic of Hungary.
        (3) Planned data based on Act CLIII of 2005 On the Budget of 2006 of the Republic of Hungary.
        (4) Represents the aggregate contribution to the government budget from
        EU sources.
        (5) Represents the budgeted contribution of the Republic towards projects co-financed with EU funds. Certain EU funds are available only on the condition that the Republic contributes a certain amount to the projects for which such funds are to be provided by the EU.
        (6) Represents payments from the EU Budget towards Hungarian private entities; these payments are received by Hungarian persons and companies, and does not appear in the general government budget of
        Hungary.
        (7) Represents payments from the Hungarian budget towards the EU budget. Except 'Internal policies' in 2005 about which there is no preliminary data available.
        (8) Including payments from the EU Budget towards Hungarian private entities which do not appear in the general government budget of
        Hungary.

        The data in the table above for 2004 represents actual data for 2004.
Certain EU funds are only available for certain projects if the Republic contributes a certain percentage amount towards such project. In addition, EU funds which are not used for their designated purpose in a given year are lost and cannot be carried over to a subsequent year. As a result, the preliminary data for 2005 and the planned data for 2006 included in the table above may vary from the actual amounts received from the EU for such periods.

                                      -49-

        The EU Commission has criticized Hungary's high budget deficits several times in recent years, following the Republic's failure to reach targets that it set itself to reduce its budget deficit. In December 2004, the European
Commission stated that Hungary was the only country among the ten new member states not to take effective action to curb its large budget deficit.
Subsequently, the European Commission initiated a so-called "excessive deficit procedure" against Hungary for failing to achieve these targets. Since Hungary is not yet a member of the euro area, the last two steps of the excessive deficit procedure do not apply, which potentially would oblige Hungary to make penalty payments to the EU budget. However, the non-compliance with the recommendations could end in the freezing of some EU subsidies, although there is no precedent for such penalties being levied by the EU in the past.

MEDIUM TERM FISCAL PROGRAM AND THE CONVERGENCE PROGRAMME

        Under EU legislation, prior to adopting the Euro, Hungary is required to have fulfilled the following convergence criteria (the "Maastricht Criteria"):

        o    price stability -- maintain a sustainable price performance and achieve an average rate of inflation (measured over a period of one year before the examination) that does not exceed by more than 1.5% the average rate of inflation of the three member states which perform the best in terms of price stability;

        o    long-term interest rates -- achieve an average nominal long-term interest rate (measured over a period of one year before the examination) that does not exceed by more than 2% that of the three best performing Member States in terms of price stability;

        o    the government budgetary position -- achieve a ratio of planned or actual government deficit to GDP that does not exceed 3%, unless either (i) the ratio has declined substantially and continuously and reached a level that comes close to the
             reference value, or, alternatively (ii) the excess of the
             reference value is only exceptional and temporary and the ratio remains close to the reference value;

        o    government debt -- achieve a ratio of government debt to GDP that does not exceed 60%, unless the ratio is sufficiently diminishing and approaching the reference value at a
             satisfactory pace; and

        o    exchange rate -- participate for at least two years in the
             Exchange Rate Mechanism ("ERM II") and observe the normal
             fluctuation margins close to central parity provided for by the mechanism for at least two years.

        The convergence required for entering the Euro area is formally assessed annually and the final decision is subsequently made by a summit of EU Member
States acting on the recommendation of the ECOFIN Council.

          On May 13, 2004, the Government announced the Convergence Programme
(the "Initial Convergence Programme"), which sets out a medium term strategy for the participation of Hungary in ERM II and the future introduction of the Euro as the official Hungarian currency. The Initial Convergence Programme was submitted to the European Commission on May 14, 2004. However, the Government
approved a revised Convergence Programme (the "Revised Convergence Programme"),
on November 30, 2005 which was published and sent to the European Commission and the ECOFIN for evaluation (to allow a recommendation to the EU Council) and to the Parliament of Hungary and the EU Council for approval.

          According to the Revised Convergence Programme, the Republic indicated
that the Maastricht Criteria could be achieved, without considerably compromising economic growth, by the year 2008. Accordingly, taking into account the minimum two-year participation in the ERM II (required by the exchange rate condition), the Revised Convergence Programme contemplates the introduction of the Euro as the Hungarian currency in 2010.

                                      -50-

          The Revised Convergence Programme contemplates a reduction in the general government budget deficit to GDP ratio of 1.4% per annum between 2006 and 2008. Accordingly, the Revised Convergence Programme stipulates a reduction of the budget deficit (based on Unadjusted ESA 95) to 6.1% of GDP in 2006, 4.7%
of GDP in 2007 and 3.4% of GDP in 2008. The governmental redistribution of goods is expected to be reduced from approximately 51.2% of GDP in 2006 to approximately 43.6% of GDP in 2008. The Revised Convergence Programme estimates that in 2005, tax income amounted to approximately 39% of GDP, however contemplates that this ratio will be reduced to 37.1% of GDP in 2006, 36.5% of
GDP in 2007 and 35.5% of GDP in 2008. The Revised Convergence Programme
contemplates that consolidated revenues to GDP ratio will decrease from 45.1% in
2005 to 41.7 in 2008. Government debt is contemplated to reach 57.7% by 2005,
58.4% by 2006, 57.9% by 2007 and 56.2% by 2008.

          On January 11, 2006, the European Commission issued its recommendation to the Council based on the assessment of the ECOFIN, which recommended that the
Republic be requested to compile a revised and more detailed Convergence
Programme by September 1, 2006, providing additional information with respect to the measures to be undertaken to reduce the budget deficit in line with the forecasts provided in the Revised Convergence Programme.

        Although the Republic believes that the assumptions made in the revised
Convergence Programme are realistic, it cannot be excluded that the newly elected Government will not revise its assumptions in the updated Convergence
Programme, or that final results will be different from those set forth in the revised Convergence Programme. If as a consequence the Republic is not able to meet the Maastericht Criteria by 2008, then the Euro will not be introduced in
Hungary in 2010 as currently planned. Any significant delays of the introduction of the Euro in Hungary could have a negative impact on, among other things, the strength of the forint, FDI and inflation.

        In October 2004, the European Central Bank ("ECB") published its 2004
Convergence Report evaluating the degree of convergence among the 11 non-euro area European Union member states, including the Republic. The reference period of the report was from September 2003 to August 2004. On the Republic's fulfillment of the Maastricht criteria, the ECB concluded that:

        o    inflation was considerably above the relevant reference values;

        o    the average value of long-term interest rates was well above the reference value;

        o    fiscal deficit was considerably above the relevant reference values; and

        o    the government debt ratio was below the 60% reference value, but keeping the fiscal deficits at the current levels would not be sufficient to keep the public debt ratio below 60%.

        The ECB stated that the key requirements for achieving a high degree of sustainable convergence in Hungary were the implementation of a sustainable and credible fiscal consolidation path, and a tangible improvement of the country's fiscal performance. The ECB considers this particularly important in order to contain inflationary pressures, decrease the large current account deficit and restore credibility which in turn would also support exchange rate stability.

                                 HUNGARIAN DEBT

GENERAL INFORMATION

        Traditionally, the NBH was the primary entity through which Hungary borrowed money in foreign currencies. Pursuant to the 1997 amendment to the
National Bank Act, the NBH may now only incur foreign currency debt for its own purposes and all foreign currency borrowings and debt security issuances for the central budget must be made directly by the Republic, acting through the
Ministry of Finance. The Finance Minister, in turn, has delegated these debt management functions to the Government Debt Management Agency, which was part of the Treasury until 2001, after which it became a separate legal entity.
Following January 1, 1999, foreign currency debt issuances are arranged by the
Government Debt Management Agency. See "Public Finance - General Information -
Roles of the Ministry of Finance, the Hungarian State Treasury and the
Government Debt Management Agency."

                                      -51-

        The NBH has remained the legal or named obligor on the outstanding foreign currency debt incurred before January 1, 1999. The majority of the interest rate and exchange rate risks associated with these debts and any related swaps, however, have been effectively transferred to the Republic pursuant to a series of transfer agreements, whereby the Republic has essentially agreed to pay the NBH sufficient funds to cover these obligations.
Following this transfer of risk, the Republic entered into a number of swap agreements to match the currency profile of this debt portfolio to that of the currency basket (100% Euro since January 2000) upon which the forint is pegged.
The NBH may still act as an agent of the Republic for the purposes of obtaining foreign loans and issuing securities abroad. Since January 1997, the NBH has acted in this agency role on the basis of an agency agreement, which was entered into by the NBH and the Republic, as permitted by the amended National Bank Act.

        Because of this history, all references to public debt include debt of the Republic and the NBH. Public debt also includes debt of the social security and other extra-budgetary funds, but does not include local government debt.
External public debt refers to public debt that is denominated in a foreign currency and almost always owed to a non-Hungarian party. Internal public debt refers to public debt denominated in forint and typically owed to parties within the country. Gross external debt refers to all of the foreign currency denominated debt owed by Hungarian persons and both public and private entities to non-resident creditors. Loans between the NBH and the Republic relating to external borrowings originally made by the NBH were not added for the purposes of calculating public debt figures, to avoid double counting.

PUBLIC DEBT

        The following table sets out certain statistics regarding the Hungarian public debt for the years indicated:

                                                                PUBLIC DEBT
                                                      AS AT YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------
                                             2001       2002       2003       2004      2005(1)
                                           --------   --------   --------   --------   --------
                                                   (HUF billions, except for percentages)

Internal Public Debt....................    5,397.4    6,956.9    8,008.7    8,608.8    9,153.5
% of Nominal GDP........................      36.01%     41.13%     42.94%     42.17%     41.95%
External Public Debt....................    2,322.1    2,267.3    2,579.0    2,983.5    3,590.7
% of Nominal GDP........................      15.49%     13.40%     13.83%     14.62%     16.46%
Total Public Debt.......................    7,719.5    9,224.2   10,587.7   11,592.4   12,744.2
% of Nominal GDP........................      51.50%     54.53%     56.77%     56.79%     58.41%
Nominal GDP.............................     14,990     16,915     18,651     20,413     21,820
----------
Source: Government Debt Management Agency
Notes:  This table shows the public debt of the Republic from the perspective of the economic obligations of the central government. Financial derivatives are included, whereas mark-to-market deposits are excluded. In this table external debt refers to government obligations denominated in foreign currency, while internal debt refers to obligations denominated in local currency.
        (1) Based on the most recent projected GDP data for 2005 available as of the date of this prospectus as provided by the Ministry of Finance.

          Although, the central Government's gross debt to GDP ratio decreased substantially between 1996 and 2001 as a result of primary budget surplus, the debt redemption effected from privatization proceeds, and the significant real
GDP growth, this trend has reversed since 2002. In 2002, 2003 and 2004, the central Government gross debt to GDP ratio grew due to the expansionary fiscal policy. The total central Government debt reached HUF 12,744.2 billion at the end of 2005, representing an increase of 9.9% in nominal terms compared to the end of 2004. The revised Convergence Programme contemplates that government debt as a percentage of GDP will amount to 58.4% by 2006, 57.9% by 2007 and 56.2% by
2008, there can be no guarantee that the levels of debt as a percentage of GDP will be maintained or reduced in the future. An unexpected increase in the general government debt levels could have a negative effect on the strength of the forint, which in turn could have a negative effect on inflation in Hungary and result in a delay in the adaption of the Euro. See "Public Finance - Medium
Term Fiscal Program and the Convergence Programme." The Government gross debt to
GDP ratio in 2005 was approximately 58.4%, as compared to approximately 56.8% as at the end of 2004.

                                      -52-

        On January 26, 2006, Standard & Poor's Ratings Services ("S&P") revised its outlook on Hungary to negative from stable, while affirming the "A-"
long-term and "A-2" short-term sovereign credit ratings of the Republic. S&P concluded that "[t]he negative outlook reflects the likelihood of the ratings being lowered if no signs of a significant and sustained deficit and debt reduction strategy emerge after the general elections in April 2006." A ratings downgrade is likely to adversely affect the price of the Republic's debt securities, including the debt securities issued pursuant to this prospectus, as well as future costs of borrowing.

External Public Debt

        The following table sets forth the external public debt as at December
31, 2005 by category and by currency:

                                                                                AMOUNT
                                                                            --------------
                                                                            (EUR millions,
                                                                              except for
                                                                             percentages)
BY CATEGORY:
Bank loans (including bank to bank and syndicated loans..................              863
Bonds + FRN..............................................................           11,344
Loans from multilateral financial institutions (e.g., IMF and World Bank)            2,039
                                                                            --------------
Total....................................................................           14,246
                                                                            --------------
By Currency:............................................................
Euro.....................................................................              100%
U.S. Dollar..............................................................                0%
British Pound............................................................                0%
Other currencies.........................................................                0%
                                                                            --------------
Total....................................................................              100%
                                                                            --------------
By Currency:.............................................................     (before swaps)

Euro.....................................................................               66%
JPY......................................................................                8%
U.S. Dollar..............................................................               16%
Swiss franc..............................................................                0%
British Pound............................................................               10%
                                                                            --------------
Total....................................................................              100%
                                                                            --------------
----------
Source: Government Debt Management Agency
Notes:  External short-term and long-term debt liabilities of the government sector (financial derivatives are excluded, whereas mark-to-market deposits are included). In this table external debt refers to governmental obligations denominated in foreign currency.

        In February 2005, the Republic of Hungary raised money on the international capital markets by issuing a USD 1,500 million bond maturing in
2015 and a EUR 1,000 million bond maturing in 2020. Further, the Republic issued a GBP 500 million bond maturing in 2017 in May 2005. In July 2005, the Republic of Hungary issued a two-tranche Samurai transaction totaling JPY 75 billion maturing in 2010 and in 2012. In November 2005, the Republic completed a EUR 500 million offering of Floating Rate Notes due in 2012. Most recently, in January
2006, the Republic completed a EUR 1 billion Eurobond offering due in 2016.

                                      -53-

External Public Debt Service and Schedule of Payments

        Neither the Republic nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.

        The following table sets forth the schedule of repayments on external public debt as at December 31, 2005:

      SCHEDULE OF PAYMENTS ON EXTERNAL PUBLIC DEBT AS AT DECEMBER 31, 2005

                    MATURITY                     TOTAL
-----------------------------------------   --------------
                                            (EUR millions)
2006.....................................              871
2007.....................................              116
2008.....................................              665
2009.....................................              996
2010.....................................            1,363
2011.....................................            2,338
2012.....................................              946
2013.....................................            1,274
2014.....................................            2,300
2015.....................................            1,287
After 2015...............................            2,052
                                            --------------
Total....................................           14,208
                                            ==============
----------
Source: Government Debt Management Agency
Notes:  In this table external debt refers to governmental obligations denominated in foreign currency. Financial derivatives are included, whereas mark-to-market deposits are excluded.

Internal Public Debt

        As of December 31, 2005, Hungary's total internal public debt, including the social security and extra-budgetary funds, was HUF 9,153.5 billion. As of
December 31, 2005, almost all of the government's internal debt represented either treasury bills or bonds (with less than 0.5% of the government's internal debt consisting of loans from the NBH).

        Within the total HUF denominated Government debt, publicly issued
Government securities have been playing a predominant role, reaching a total share of 90% in 2003, whereas in 2005 the share of Government securities was
92%. Raising public funds on the domestic market depends to a large degree upon the issuance of Government bonds, which contributes to the lengthening of the duration of the debt portfolio, as well. Of the total amount of publicly issued
HUF government securities outstanding, the share of government bonds stagnated at approximately 70% in 2005, while discount T-bills and retail government securities have played a lesser role.

                                      -54-

          Although it is currently the Republic's policy to finance budget deficits partly with internal debt, in 2004 the Ministry of Finance has decided to meet part of such financing needs by utilising the international markets. The issuance strategy is determined by a benchmark for the composition of debt portfolio. The weight of internal (domestic currency) debt ranges between 68%
and 75% in the benchmark portfolio; the weight of external (foreign currency)
debt is 25% to 32%. The average maturity of internal debt was increased to 3.44 years by the end of 2003, 3.46 years by the end of 2004 and 3.57 years by the end of 2005.

        The government has also guaranteed certain Hungarian indebtedness. As of
September 30, 2005, these guarantees totaled HUF 1,829.6 billion. According to
GFS methodology, guarantees are not included in the governmental debt and only affect the central governmental deficit if and when the government is obliged to make a payment under the guarantee.

Government Obligations to the NBH

        The following table shows the government's obligations to the NBH, including those due to net foreign currency losses, as at December 31 for the years indicated:

                                AS AT YEAR ENDED DECEMBER 31,
                     ----------------------------------------------------
                       2001       2002       2003       2004       2005
                     --------   --------   --------   --------   --------
                                        (HUF billions)
Short-term              172.1      167.1      198.1      194.1      154.7
Long-term             1,384.3      995.2      608.6      331.5       91.9
                     --------   --------   --------   --------   --------
Total                 1,556.4    1,162.3      806.7      525.5      246.6
----------
Source: NBH

GROSS EXTERNAL DEBT

        The following table sets forth the distribution and maturity of gross external debt in the Republic of Hungary as at December 31, 2005:

                             GROSS EXTERNAL DEBT(1)

                                                                           AS AT DECEMBER 31, 2005
                                                                         ---------------------------
                                                                                          MEDIUM AND
                                                                            AMOUNT OF     LONG-TERM
                                                                              DEBT        MATURITY
                                                                         --------------   ----------
                                                                         (EUR millions)      (%)
OBLIGOR:
NBH(2)................................................................          1,403.2         77.5
The Republic(2).......................................................         25,762.1         98.4
Private Sector(2)(3)..................................................         37,280.8         78.3
                                                                         --------------   ----------
Entire economy(2)(3)..................................................         64,446.2         86.3
                                                                         ==============   ==========
Financial derivative liabilities......................................          2,469.7
                                                                         --------------   ----------
Entire economy (including financial derivative liabilities)...........         66,915.9
                                                                         ==============   ==========
----------
Source: NBH
Notes:  (1) In this table external debt refers to governmental obligations owed to non-resident entities.
        (2) External debt as defined in External Debt Statistics: Guide for
        Compilers and Users (IMF 2003). Financial derivatives are not included.
        (3) Direct investment debt liabilities included.

                                      -55-

The following table sets forth certain indicators related to Hungarian gross external debt:

                                                                                                          AS AT AND FOR
                                                                                                            THE NINE
                                                                 AS AT AND FOR THE YEAR ENDED             MONTHS ENDED
                                                                         DECEMBER 31,                     SEPTEMBER 30,
                                                            --------------------------------------       --------------
                                                              2001      2002      2003      2004              2005
                                                            --------  --------  --------  --------       --------------
(in millions of EUR)                                                (in convertible and nonconvertible currencies)

Gross foreign debt (including intercompany loans)......       37,934    39,155    47,627    56,972               66,916
Gross foreign debt (excluding intercompany loans) (1)..       32,103    32,305    38,802    47,295               55,840
Gross foreign debt denominated in foreign currencies
(excluding intercompany loans) (1).....................       26,377    22,825    26,920    31,333               38,577
Net  foreign debt (including intercompany loans).......       13,813    16,177    21,405    26,759               31,219
Net  foreign debt (excluding intercompany loans) (1)...        8,398    11,520    16,557    21,500               24,773
Net  foreign debt denominated in foreign currencies
(excluding intercompany loans) (1).....................        4,493     5,465     8,006    11,088               14,294
Reserves (RES).........................................       12,195     9,920    10,142    11,703               14,569
Net reserves (NRES) (2)................................       11,120     9,408     9,159    11,446               14,254
Direct investment in Hungary ..........................       31,045    34,575    38,329    45,252               48,741
-o/w.: Equity capital and reinvested earnings..........       25,543    29,758    33,239    39,694               41,991
Other capital (intercompany loans).....................        5,502     4,817     5,090     5,558                6,749
Direct investment abroad ..............................        1,763     2,068     2,782     4,323                5,390
-o/w.: Equity capital and reinvested earnings.........         1,675     1,908     2,541     4,024                5,086
Other capital (intercompany loans)....................            87       160       241       299                  303
Exports................................................       34,697    36,821    38,377    45,074               36,186
Imports................................................       37,193    39,024    41,275    47,520               37,307
Exports of goods and services (XGS)....................       42,562    44,641    46,051    53,368               43,341
Imports of goods and services (MGS)....................       43,396    46,257    49,349    55,863               44,304
Gross interest expenditures............................        1,930     1,780     1,690     2,144                1,845
Net interest expenditures..............................          781       779       823     1,379                1,208
Direct investment, income on equity capital, net.......       (2,539)   (3,159)   (2,965)   (3,501)              (2,771)
Current account balance................................       (3,577)   (4,929)   (6,382)   (7,136)              (5,053)
Direct investment in Hungary, net......................        4,391     3,185     1,887     3,708                2,825
-o/w.: Equity capital and reinvested earnings, net.....        2,575     3,068     1,123     3,236                1,618

                                      -56-

                                                                                                         AS AT AND FOR
                                                                                                            THE NINE
                                                                 AS AT AND FOR THE YEAR ENDED             MONTHS ENDED
                                                                         DECEMBER 31,                     SEPTEMBER 30,
                                                            --------------------------------------       --------------
                                                              2001      2002      2003      2004              2005
                                                            --------  --------  --------  --------       --------------
(in millions of EUR)                                                (in convertible and nonconvertible currencies)

Other capital (intercompany loans), net..............          1,816       117       764       472                1,207
Direct investment abroad, net..........................         (399)     (296)   (1,463)     (856)              (1,057)
-o/w.: Equity capital and reinvested earnings, net.....         (360)     (219)   (1,358)     (790)              (1,070)
Other capital (intercompany loans), net................          (38)      (77)     (106)      (66)                  13
Total Debt Service denominated in foreign currencies
(TDS) (since 1995. excluding intercompany loans) (3)...        6,155     6,131     6,549     8,194                5,694
Total Debt Service denominated in foreign currencies
(TDS) (since 1995. excluding intercompany loans) (4)...        5,006     5,131     5,683     7,429                5,057
Prepayments............................................          588       354       248         1                    4

Memorandum:
GDP /P.................................................       58,398    69,619    73,569    81,110               86,782

                                                                                     Percent
                                                            -----------------------------------------------------------

Gross foreign debt (including intercompany loans)/GDP..         65.0      56.2      64.7      70.2             77.1
Gross foreign debt (excluding intercompany loans) (1)/GDP       55.0      46.4      52.7      58.3             64.3
Gross foreign debt denominated in foreign currencies
(excluding intercompany loans) (1)/GDP.................         45.2      32.8      36.6      38.6             44.5
Net foreign debt (including intercompany loans)/GDP...          23.7      23.2      29.1      33.0             36.0
Net foreign debt (excluding intercompany loans) (1)/GDP         14.4      16.5      22.5      26.5             28.5
Net foreign debt denominated in foreign currencies
(excluding intercompany loans) (1)/GDP.................          7.7       7.8      10.9      13.7             16.5
Total Debt Service denominated in foreign currencies
(TDS) (since 1995. excluding intercompany loans) (3)/GDP         9.5       8.3       8.6      10.1              n/a
Total Debt Service denominated in foreign currencies
(TDS) (since 1995. excluding intercompany loans) (4)/GDP         7.6       6.9       7.4       9.2              n/a
Current account balance/GDP............................         (6.1)     (7.1)     (8.7)     (8.8)             n/a
Gross foreign debt denominated in foreign currencies
(excluding intercompany loans) (1)/XGS.................         62.0      51.1      58.5      58.7              n/a
Net foreign debt denominated in foreign currencies
(excluding intercompany loans) (1)/XGS.................         10.6      12.2      17.4      20.8              n/a
Total Debt Service denominated in foreign currencies
(TDS) (since 1995. excluding intercompany loans) (3)/XGS        13.1      12.9      13.7      15.4              n/a
Total Debt Service denominated in foreign currencies
(TDS) (since 1995. excluding intercompany loans) (4)/XGS        10.4      10.7      11.8      13.9              n/a
Gross interest payments/XGS............................          4.5       4.0       3.7       4.0              n/a
Net interest payments/XGS..............................          1.8       1.7       1.8       2.6              n/a

                                                                                        Month
                                                            -----------------------------------------------------------

Import coverage indicator (months) (RES)...............          3.9       3.1       2.9       3.0              n/a
Import coverage indicator (months) (NRES)..............          3.6       2.9       2.7       2.9              n/a
----------------------------------------------------------- --------- --------- --------- --------- -------------------

Source: NBH
Notes:  (1) The debt service indicators do not contain prepayments.  GDP figures for the first nine months of 2004 and 2005 are based on preliminary data provided the CSO.  2005 September figures are calculated using data for each of the first three quarters of 2005.
        (2) (NRES) Reserves less NBH short-term liabilities.
        (3) (TDS) Medium-term credit amortization and gross interest expenditures.
        (4) (TDS) Medium-term credit amortization and net interest expenditures.

                                      -57-

RELATIONS WITH MULTILATERAL FINANCIAL INSTITUTIONS

European Bank for Reconstruction and Development (EBRD)

        Since 1991, EBRD has been involved in a number of state and non-state projects, both in the form of equity participation and loans. The total participation of the EBRD between 1991 and the end of 2005 was approximately EUR
1.7 billion.

Council of Europe Development Bank (CEB)

        Hungary joined the CEB in 1998. Since that time the bank's activity has been concentrating on state initiated projects (flood control systems, social housing, financing SMEs and protection of national heritage). The total amount of loans reached EUR 485.4 million.

        The latest framework agreement was signed in September 2005, whereby CEB undertook to co-finance social integration and improvement of living conditions for Roma in the amount of EUR 5 million.

European Investment Bank (EIB)

        Since 1990, the EIB has financed state and non-state projects in
Hungary, including in particular infrastructure, environment protection and energy sector projects, facility agreements were signed in the amount of EUR
879.5 million in 2005. Since the beginning of 2001, EIB financed state and non-state projects granting loans worth EUR 4,032.4 million in total.  By joining the EU, Hungary became a member of the EIB.

International Finance Corporation (IFC)

        Between 1987 and 2003, the IFC financed 28 Hungarian projects worth approximately USD 341 million. Since 2003, the IFC's main financing activities have been in the form of grants and guarantees to the Hungarian Energy
Efficiency Co-financing Program (HEECP), as well as technical assistance with projects aimed at increasing the efficiency of energy consumption in Hungary.

                                      -58-

                       DESCRIPTION OF THE DEBT SECURITIES

        This is a brief summary of the terms and conditions of the debt securities and the related fiscal agency agreement. Copies of the debt securities and the fiscal agency agreement forms, which may differ from one series of debt securities to another, will be filed as exhibits to the registration statement that includes this prospectus. You should not assume this summary is complete and should rely primarily on the information found in the exhibits. Each time the Republic sells securities, the Republic will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement.

GENERAL

        The Republic will issue the debt securities under a fiscal agency agreement between the Republic and a selected fiscal agent.

        The Republic may issue the debt securities in one series or more, as it may authorize from time to time. The prospectus supplement for each such series will contain the following information:

        o    Designation, aggregate principal amount, any limitation on the aggregate principal amount, currency of denomination and
             payment, and authorized denominations

        o    Percentage of the principal amount at which the debt securities will be issued

        o    Level and method of determining any interest rate(s)

        o    Any dates of interest rate payments and dates from which
             interest will accrue

        o    Any index, price or formula used to set the amount of any
             payment of principal, premium or interest

        o    Places where the principal, any premium and any interest will be payable

        o    Any optional or mandatory redemption terms, or repurchase or sinking fund provisions

        o    Whether the debt securities will be in bearer form and include any interest coupons, or in registered form, or both bearer and registered form, as well as restrictions on the exchange of one form for another and on the offer, sale and delivery of debt securities in bearer form

        o    Other specific information as needed

        The prospectus supplement for a given issue of debt securities will also provide information on the principal United States federal income and other tax consequences, if any, applicable to debt securities that are:

        o    Issued in bearer form

        o    Issued with original issue discount

        o    Denominated or payable in more than one currency other than the
             USD

        o    Issued in amounts set by reference to any index

        The debt securities will be direct, unconditional, unsecured and general obligations of the Republic. Except as explained in the next section, the debt securities will rank at least equally in right of payment with all other unsecured and unsubordinated obligations of the Republic on or after the date the debt securities are issued, except for such obligations as may be preferred by mandatory provisions of applicable law. The debt securities will be backed by the full faith and credit of the Republic. The Republic will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

                                      -59-

        The Republic may issue the debt securities as discounted securities which either bear no interest or bear interest at a rate below market rates at the time of issue. These discounted debt securities will be sold at a substantial discount below the stated principal amount.

        Holders of the debt securities will be paid the principal, any premium and interest by check, wire transfer or another manner at the place(s) and in the currency or currencies specified in the applicable prospectus supplement.

        Claims for payment of the principal amount of the debt securities shall become void ten years after such principal amount became due and payable. Claims for payment of interest on the debt securities shall become void five years after the relevant interest payment date on which the interest became due and payable.

NEGATIVE PLEDGE

        As long as any debt security remains outstanding, the Republic will not allow any Security Interest to be established on any of the Republic's or the
NBH's assets or revenues, present or future, in order to secure (i) any Public
External Indebtedness of the Republic having an original maturity of at least one year, or (ii) any Public External Indebtedness of the NBH having an original maturity of at least one year and incurred on or prior to December 31, 1998, unless the debt securities are secured equally and rateably to this external indebtedness.

        For these purposes:

        "External Indebtedness" means any obligation in respect of existing or future Indebtedness denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of the Republic of
Hungary. If at any time the lawful currency of the Republic of Hungary becomes the Euro, then External Indebtedness shall also include Indebtedness expressed in or payable or optionally payable in Euro, if (i) such Indebtedness was issued after the date on which the Euro became the lawful currency of the Republic of
Hungary, and (ii) more than 50% of the aggregate principal amount of such
Indebtedness was initially placed outside the Republic of Hungary.

        "Public External Indebtedness" means External Indebtedness which: (i) is in the form of, or represented by, bonds, notes or other similar securities, and
(ii) is, or may be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

        "Indebtedness" means any indebtedness of any Person (whether incurred as principal or surety) for money borrowed.

        "Person" means any individual, company, corporation, firm, partnership, joint venture, association, organization, state or agency of a state or other entity, whether or not having separate legal personality.

        "Security interest" means any lien, pledge, hypothecation, mortgage, security interest, charge or other encumbrance or arrangement which has a similar legal and economic effect, and, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction.

GOVERNING LAW

        The debt securities will be governed by the laws of the State of New
York, without regard to the conflicts of law principles of the State of New York
(other than Section 5-1401 of the General Obligation Law of the State of New
York), except for the Republic's authorization and execution procedures and any other matters that must be governed by the laws of the Republic. The Republic will submit to the jurisdiction of any state or federal court in New York City for lawsuits brought by investors on the debt securities. Investors may also bring actions against the Republic in the appropriate Hungarian courts. The
Republic will appoint the Office of the Hungarian Trade Commissioner, 500 North
Michigan Avenue, Suite 810, Chicago, Illinois, 60611, as its authorized agent to receive any process that may be served in an action brought by an investor.

                                      -60-

FISCAL AGENT

        The fiscal agency agreement will govern the duties of the fiscal agent appointed by the Republic for each series of debt securities. The fiscal agent chosen for each series may not always be the same agent. The Republic may also maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

        Principal at maturity of a debt security will be payable at the office of the fiscal agent upon surrender of the debt security. Interest will be paid by check mailed to the registered holders of the debt securities.

        A registered holder of a debt securities of a series, the aggregate principal amount of which equals or exceeds $1,000,000, may elect in writing to have interest paid to it by wire transfer in same-day funds to a bank account maintained by the holder in the United States. Notwithstanding anything above to the contrary, if the debt securities are to be issued in the form of global securities (as discussed below) payment of the principal of and interest on any such global debt securities will be made in accordance with the regular procedures established by the depository for those global debt securities.

        Please note that the fiscal agent is an agent of the Republic, not a trustee for the holders of the debt securities, and does not have the responsibility or duty to act for the holders as a trustee.

EVENT OF DEFAULT; EVENT OF ACCELERATION

        For each series of debt securities:

        o    an "event of default" means any of the following:

                o    Non-payment--the Republic fails to pay the principal of
                     or interest on any debt security in the series for more
                     than 30 days after payment is due; or

                o    Breach of other obligations--the Republic does not perform any of its other covenants under any debt security in the
                     series for more than 60 days after the holder of the debt
                     security has given written notice of the breach to the
                     Republic at the fiscal agent's corporate trust office;

        o    an "event of acceleration" means any of the following:

                o    Failure to take action--any action, condition or any
                     other thing which at any time is required to be taken,
                     fulfilled or done in order: (A) to enable the Republic
                     lawfully to enter into, exercise its rights and perform
                     and comply with its obligations under and in respect of
                     that series of debt securities, (B) to ensure that those
                     obligations are legal, valid, binding and enforceable
                     and (C) subject to their official translation into the
                     Hungarian language, to make the debt securities
                     admissible in evidence in the courts of the Republic of
                     Hungary, is not taken, fulfilled or done within 30 days
                     of receipt by the Republic of written notice thereof; or

                o    Invalidity--it becomes illegal for the Republic to
                     perform any of its obligations under the debt securities
                     or if these obligations become invalid and not remedied
                     by the Republic within 30 days' written notice thereof;

        If an event of default or an event of acceleration occurs, all of the debt securities in the given series may, by written notice addressed and delivered by the holders of at least 25% of the aggregate principal amount of the outstanding securities in that series to the Republic at the office of the fiscal agent, be declared to be immediately due and payable, unless prior to such date the Republic shall have remedied the event of default or event of acceleration for all the debt securities in that series.

                                      -61-

        If the fiscal agent receives notice in writing from holders of at least
50% in aggregate principal amount of the outstanding securities in the given series and/or a resolution is passed at a meeting of the holders of the debt securities in that series, duly convened and held in accordance with the fiscal agency agreement, to the effect that the event(s) of default and/or event(s) of acceleration giving rise to a declaration of acceleration made pursuant to the conditions above is or are cured or is or are waived by them following any such declaration and that such holders request the fiscal agent to rescind the relevant declaration, the fiscal agent shall, by notice in writing to the
Republic and the holders, rescind the relevant declaration whereupon it shall be rescinded and shall have no further effect.

        The Republic is not obliged to provide investors with periodic evidence that there are no defaults and/or events of acceleration. Please also note that the fiscal agency agreement does not provide for the holders to be notified of the existence of an event of default or an event of acceleration or for any right to examine the debt securities register.

PAYMENT OF ADDITIONAL AMOUNTS

        All payments made in respect of a debt security, including payments of principal and interest, to a holder of a debt security that is not a resident of the Republic, will be made by the Republic without withholding or deducting for or on account of present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by the Republic or any political subdivision or taxing authority within the Republic. In the event the Republic is required by law to deduct or withhold any such taxes from payments, the
Republic will pay such additional amounts as may be necessary so that the net amount received is equal to the amount provided for in the debt security to be paid in the absence of such deduction or withholding. A holder will not be paid any additional amounts, however, if the tax is:

        o    a tax that would not have been imposed but for the holder's present or former connection (or a connection of the holder's fiduciary, shareholder or other related party) with the
             Republic, including being or having been a citizen or resident of the Republic or being or having been engaged in a trade or business or present in the Republic or having, or having had, a permanent establishment in the Republic;

        o    imposed on a payment to an individual and is required to be made pursuant to the European Council Directive 2003/48/EC on
             taxation of savings income in the form on interest payments (the
             "European Council Directive 2003/48/EC") or any other Directive implementing the conclusions of the EU Council of Finance
             Ministers meeting of November 26 and 27, 2000 or any law
             implementing or complying with, or introduced in order to
             conform to, such Directive;

        o    imposed because the holder presents a debt security for payment more than thirty (30) days after the date on which the payment became due and payable;

        o    an estate, inheritance, gift, sales, transfer or personal
             property tax or any similar tax, assessment or governmental charge;

        o    a tax, assessment or other governmental charge which is payable other than by withholding;

        o    a tax that would not have been imposed but for the failure to comply with certification, information or other reporting
             requirements concerning the holder's nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the debt security), if the holder's
             compliance is required by the laws of the Republic or of any political subdivision or taxing authority of the Republic to avoid or reduce such tax;

        o    required to be withheld by any paying agent from a payment on the debt security if such payment can be made without such withholding by another paying agent; or

        o    imposed as a result of any combination of the items listed above.

                                      -62-

        Furthermore, no additional amounts will be paid with respect to any debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlor with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the debt security themselves.

MEETING OF HOLDERS OF DEBT SECURITIES; MODIFICATION

        The fiscal agency agreement contains provisions for convening meetings of holders of debt securities in a given series to consider matters relating to the debt securities in that series, including, without limitation, the modification of any provision of the terms of the debt securities in that series. Any such modification may be made if, having been approved in writing by the Republic, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Republic and shall be convened by the fiscal agent upon the request in writing of holders holding not less than 10% of the aggregate principal amount of the outstanding debt securities in the given series. The quorum at any meeting of holders convened to vote on an Extraordinary Resolution will be two or more persons holding or representing not less than 50% of the aggregate principal amount of the outstanding debt securities in the given series or, at any adjourned meeting of holders, two or more persons being or representing holders, whatever the aggregate principal amount of the outstanding debt securities held or represented;

        provided, however, that any proposals relating to a Reserved Matter may only be sanctioned by an Extraordinary Resolution passed at a meeting of holders at which two or more persons holding or representing not less than 75% of the aggregate principal amount of the outstanding debt securities in that series or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding debt securities in the given series form a quorum. Any Extraordinary
Resolution duly passed at any such meeting shall be binding on all the holders, whether present or not.

        If a resolution is brought in writing, such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more holders.

        For these purposes:

        "Extraordinary Resolution" means:

        o    in relation to any Reserved Matter:

                o    a resolution passed at a meeting of holders duly
                     convened and held in accordance with the fiscal agency
                     agreement by a majority consisting of not less than 75%
                     of the aggregate principal amount of all outstanding
                     debt securities in the given series; or

                o    a resolution in writing signed by or on behalf of
                     holders of not less than 75% of the aggregate principal
                     amount of all outstanding debt securities in the given
                     series; and

        o    in relation to any other matter:

                o    a resolution passed at a meeting of holders duly
                     convened and held in accordance with the fiscal agency
                     agreement by a majority consisting of not less than
                     66.67% of the aggregate principal amount of the
                     outstanding debt securities in the given series which
                     are represented at that meeting; or

                o    a resolution in writing signed by or on behalf of
                     holders of not less than 66.67% of the aggregate
                     principal amount of all outstanding debt securities in
                     the given series.

        "Reserved Matter" means any proposal to:

        o    change any date, or the method of determining the date, fixed for payment of principal or interest in respect of the debt securities in the given series, to reduce the amount of
             principal or interest payable on any date in respect of the debt securities in that series or to alter the method of calculating the amount of any payment in respect of the debt securities in that series on redemption or maturity or the date for any such payment;

                                      -63-

        o    effect the exchange or substitution of the debt securities in the given series for, or the conversion of the debt securities in that series into, shares, bonds or other obligations or securities of the Republic or any other person or body corporate formed or to be formed;

        o    reduce or cancel the principal amount of the debt securities in the given series;

        o    vary the currency or place of payment in which any payment in respect of the debt securities in the given series is to be made;

        o    amend the status of debt securities in the given series;

        o    amend the obligation of the Republic to pay additional amounts;

        o    amend the events of default or the events of acceleration;

        o    amend the law governing the debt securities in the given series, the courts to the jurisdiction to which the Republic has
             submitted in the debt securities in that series, the Republic's obligation to maintain an agent for service of process in the
             United States or the Republic's waiver of immunity, in respect of actions or proceedings brought by any holder of the debt securities in that series;

        o    modify the provisions contained in the fiscal agency agreement concerning the quorum required at any meeting of the holders of the debt securities in the given series or any adjournment thereof or concerning the majority required to pass an
             Extraordinary Resolution or the percentage of votes required for the taking of any action;

        o    change the definition of "Extraordinary Resolution" or
             "outstanding" in the conditions of the debt securities in the given series and/or fiscal agency agreement;

        o    instruct any holder or committee appointed on behalf of all holders of the debt securities in the given series to withdraw, settle or compromise any proceeding or claim being asserted pursuant to the relevant condition of the debt securities in that series;

        o    confer upon any committee appointed any powers or discretions which the holders of the debt securities in the given series could themselves exercise by Extraordinary Resolution; or

        o    amend the definition of Reserved Matter.

REPRESENTATIVE COMMITTEE

        The holders of the debt securities in a series may, by a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority of at least 50% in aggregate principal amount of the debt securities in that series then outstanding, or by notice in writing to the fiscal agent signed by or on behalf of the holders of at least
50% in aggregate principal amount of the debt securities in that series then outstanding, appoint any persons as a committee to represent the interests of the holders if any of the following events shall have occurred:

        o    an event of default or an event of acceleration;

                                      -64-

        o    any event or circumstance which would, with the giving of
             notice, lapse of time, the issuing of a certificate and/or fulfillment of any other requirement provided for become an event of default or an event of acceleration; or

        o    any public announcement by the Republic, to the effect that the
             Republic is seeking or intends to seek a restructuring of that series of debt securities (whether by amendment, exchange offer or otherwise).

        Such committee in its discretion may, among other things, (i) engage legal advisers and financial advisers to assist it in representing the interests of the holders, (ii) adopt such rules as it considers appropriate regarding its proceedings and (iii) enter into discussions with the Republic and/or other creditors of the Republic.

GLOBAL SECURITIES

        If specified in a prospectus supplement, the Republic will issue the debt securities as one or more fully registered global securities to be deposited with or on behalf of The Depository Trust Company, New York, New York
("DTC"), its nominee and/or one or more depositories named in the prospectus supplement, such as the Euroclear Bank S.A./N.V., as operator of the Euroclear
System ("Euroclear") and Clearstream Banking, societe anonyme, Luxembourg
("Clearstream, Luxembourg").

        DTC is a limited-purpose trust company organized under the laws of the
State of New York, a member of the Federal Reserve System, a "clearing corporation" as defined by the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities
Exchange Act of 1934. DTC holds securities of its participants and facilitates clearance and settlement of securities transactions through electronic book-entry changes in its participants' accounts. This eliminates the need to exchange certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system accordingly.

        The issuance of global securities by the Republic means the Republic will not issue certificates to each holder. A global security will be registered in the name of the related depository or its nominee, who will keep computerized records of its participants (such as the holder's broker) whose clients have purchased the debt securities. The participant will keep a record of its clients who purchased the debt securities. Except as explained below or in an applicable prospectus supplement, a global security may be transferred only in whole and only to the appropriate depository or its nominee.

        While the relevant prospectus supplement will describe the specific terms of the depository arrangement for any portion of a series of debt securities represented by a global security, the Republic anticipates that the following provisions will apply to all depository arrangements.

        After a global security is issued, the Republic expects that the depository or nominee will credit on its electronic system the principal amounts of the debt securities represented by the global security to the accounts of its
"participants," i.e., institutions that have accounts with the depository or nominee. Only participants or persons that may hold interests through participants may own beneficial interests in a global security. These beneficial interests will be shown on, and transfers of global securities will be made only through the records maintained by the depository and its participants. Please note that laws in certain states require that purchasers must acquire securities in physical form (i.e., certificates). Such limitations may prevent certain investors from owning, transferring or pledging a beneficial interest in a global security.

        The Republic will provide the fiscal agent with payment of principal, any premium or interest due on the debt securities on an interest payment date or at maturity on that day. As soon as possible thereafter, the fiscal agent will make such payments to the depository or nominee that is the registered owner of the global security representing the particular debt securities according to arrangements made between the fiscal agent and the depository. The
Republic will treat the depository or its nominee as the owner for all purposes.
Therefore, neither the Republic nor the fiscal agent will have any direct responsibility or liability for payments made on account of beneficial ownership interests of a global security or for maintaining or reviewing the related records.

                                      -65-

        After receiving payment of any principal or interest, the depository will credit the accounts of the participants on the payment dates according to their respective holdings of beneficial interests in the global securities as shown in the relevant records. Payments by participants to owners of beneficial interests in the global securities will be governed by the customary practices between the participants and owners of beneficial interests in "street name."
However, payments will be the responsibility of the participants and not of the depository or the Republic.

        As long as a depository or nominee is the registered owner of a global security, it will continue to be considered the sole owner and holder of the debt securities represented by the global security. Except for cases outlined in this section or in a prospectus supplement, owners of beneficial interests in a global security:

        o    May not have the debt securities represented by the global security registered in their names;

        o    Will not receive or be entitled to receive debt securities in certificate form through exchange or some other manner; and

        o    Will not be considered the owners or holders of any debt
             securities represented by a given global security.

        Accordingly, investors owning a beneficial interest in a global security must rely on participants of the depository to exercise any of their rights under the debt securities. Participants must in turn rely upon the procedures of the depository. Under current industry practice, if the owner of a beneficial interest desired to take any action that the depository or its nominee would have the right to take as the holder of the global security, the depository would authorize the participant to take such an action and the participants would then authorize beneficial owners to do the same or would otherwise follow the instructions of the owner of the beneficial interest.

        Unless stated otherwise in a prospectus supplement, a global security may only be transferred as a whole in the following manner:

        o    By the related depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository; or

        o    By such depository or any such nominee to another depository for such debt securities or its nominee or to a successor of the depository or a nominee of such successor.

        Under the following conditions, debt securities represented by a global security may be exchanged for debt securities in certificate form in denominations specified in the applicable prospectus supplement:

        o    If the depository or each of Euroclear and Clearstream,
             Luxembourg notifies the Republic that it is unwilling or unable to continue as depository or if the depository ceases to be a clearing agency registered under applicable law and a
             replacement depository is not appointed;

        o    The Republic decides not to have all of the debt securities of the series represented by the global security;

        o    If there is a continuing actual or potential event of default that would allow the holders of the related debt securities to declare their principal and interest immediately due and
             payable; or

        o    In such other events as may be specified in a prospectus
             supplement.

        Any debt security that is exchangeable under the above conditions may be exchanged for debt securities in certificate form registered in the names specified by the depository. Debt securities that have been exchanged may be presented for registration of transfer or exchange at the office of the fiscal agent in London or Luxembourg. Subject to the above, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depository or its nominee.

                                      -66-

                           ENFORCEABILITY OF JUDGMENTS

        It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S.
law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.

        The Republic will be submitting to the jurisdiction of courts present in
New York City for lawsuits brought by investors on the debt securities. Thus, the Republic will specifically agree that these courts have the authority to try a case against it for these specific actions.

        In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in New York City or in any appropriate court in Hungary. This waiver of immunity will be limited. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to:

        o    actions brought against the Republic under U.S. federal
             securities laws or any state securities laws;

        o    present or future "premises of the mission" as defined in the
             Vienna Convention on Diplomatic Relations signed in 1961;

        o    "consular premises" as defined in the Vienna Convention on
             Consular Relations signed in 1963;

        o    any other property or assets used solely or mainly for official state purposes in the Republic or elsewhere; and/or

        o    military property or military assets or property or assets of the Republic related thereto.

        Thus, the Republic may assert immunity to such actions. Investors may have a difficult time making any claims based upon such securities laws or enforcing judgments against the property described above.

        Under Law-Decree No. 13 of 1979 on International Private Law of the
Republic of Hungary, the parties may freely agree on a choice of a non-Hungarian jurisdiction and of foreign law in commercial matters provided that there is a substantial foreign element in their legal relationship. The agreed courts have exclusive jurisdiction, unless otherwise provided by the parties.

        Under Hungarian law, a judgment of a court established in a country other than the Republic of Hungary may be enforced in the Hungarian courts, if:
(i) the jurisdiction of the foreign court is legitimate under the rules of jurisdiction of Hungarian law; (ii) the decision is final under the foreign law under which it was made; (iii) there is reciprocity between Hungary and the state of the foreign court; and that (a) such judgment does not contravene the basic principles of public policy in the Republic of Hungary; (b) the losing party or its representative had proper or timely notice of the proceedings; (c)
the proceedings in which the judgment was made did not seriously breach general principles of Hungarian procedural rules; (d) litigation between the same parties involving the same dispute was not commenced in Hungary prior to the initiation of the foreign litigation; and (e) Hungarian courts have not already determined the matter (res judicata). However, Hungarian courts must recognize and enforce judgments of a foreign court chosen by the parties in a commercial matter (in Hungarian: vagyonjogi hatarozat) even if there is no reciprocity between Hungary and the state of the foreign court, provided that the choice of forum by the parties is valid under the above-mentioned decree.

                                      -67-

        Following the Republic's accession to the EU on May 1, 2004, Council
Regulation 2001/44/EC on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters applies to judgments and their enforcement by and of courts in the Member States of the EU.

        You should note that Hungary is a party to the New York Treaty on the
Recognition and the Enforcement of Arbitration Awards, dated June 10, 1958, and therefore the recognition and enforcement of the arbitration awards obtained by a holder of a debt security in a country being a party to such treaty is possible in Hungary, provided that such forum has been chosen. No award will be recognized and enforced however, if the provisions therein are contrary to
Hungarian public policy.

        Due to the above rules on enforcement, even if a U.S. court were to rule in an investor's favor, such an investor may have in certain cases a difficult time collecting such amount in Hungary, the location of most of the Republic's assets.

                                    TAXATION

        The following describes certain anticipated tax consequences resulting from the ownership of the debt securities. This summary does not cover all the possible tax consequences relating to the ownership of the debt securities and is not intended as tax advice to any person. This description is based on laws, regulations and interpretations as now in effect and available as of the date of this prospectus. The laws, regulations and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of the debt securities.

HUNGARIAN TAXATION

        Interest paid to private individual's as holders of debt securities purchased on or before December 31, 2006 is not subject to taxation in Hungary.
However, interest on debt securities purchased after December 31, 2006 will be subject to an income tax of 10% in Hungary, which will be raised to 18% for any debt securities purchased by private individuals after 2010. For the purposes of
Hungarian personal income tax, interest includes the yield on debt securities
(which includes capital gains achieved from discount bonds upon the expiry or the disposition of securities). If the sum of the interest income and stock exchange transaction income in a given tax year does not exceed HUF 250,000, the first HUF 50,000 of the interest income and stock exchange transaction income will remain tax-free. The tax is to be withheld and paid by the entity that pays the interest, and such entity is to report the relevant information to the
Hungarian tax authority by January 31 of the following year. In respect of holders who are residents of a Member State of the EU, the paying entity is also required to report information as to interest income and the beneficial owner to the Hungarian tax authority by March 20 of the year following a given year in accordance with European Council Directive 2003/48/EC. However, the actual tax consequences may be different from the above due to double taxation treaties.

        As regards entities who are not private individuals, Hungarian taxes only apply to payments made in respect of debt securities which are made to holders who are residents of Hungary, or have a permanent establishment in
Hungary. Similarly, only Hungarian residents and permanent establishments are subject to Hungarian taxes on gains realized during a taxable year in respect of a sale or redemption of debt securities.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and retirement of debt securities by a holder thereof. This summary only applies to debt securities held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as

        o    financial institutions,

        o    insurance companies,

                                      -68-

        o    real estate investment trusts,

        o    regulated investment companies,

        o    grantor trusts,

        o    certain former citizens or long-term residents of the United
             States,

        o    tax-exempt organizations,

        o    dealers or traders in securities or currencies, or

        o    to holders that will hold a debt security as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or that have a functional currency other than the USD.

        Moreover, this summary does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of debt securities and does not address the U.S. federal income tax treatment of holders that do not acquire debt securities as part of the initial distribution at their initial issue price. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of debt securities.

        This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.

        For purposes of this description, a U.S. Holder is a beneficial owner of debt securities who for U.S. federal income tax purposes is:

        o    a citizen or resident of the United States;

        o    a corporation or partnership organized in or under the laws of the United States or any State thereof, including the District of Columbia;

        o    an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

        o    a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes, or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons.

        If a partnership (or any other entity treated as a partnership for U.S.
federal income tax purposes) holds the debt securities, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its consequences.

        A Non-U.S. Holder is a beneficial owner of debt securities other than a
U.S. Holder.

Interest

        Subject to the discussion below under the caption "Debt Securities
Issued with Original Issue Discount," if you are a U.S. Holder, interest paid to you on a debt security, including the amount of any Hungarian taxes withheld and any additional amounts, will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting. In addition, interest on the debt securities will be treated as foreign source income for your U.S. federal income tax purposes. A U.S. Holder's ability to claim foreign tax credits is subject to various limitations.

                                      -69-

        Any interest paid in a currency other than USD will be included in your gross income in an amount equal to the USD value of the non-U.S. currency, including the amount of any Hungarian withholding tax thereon, regardless of whether the non-U.S. currency is converted into USD. Generally, if you are a
U.S. Holder that uses the cash method of tax accounting you will determine such
USD value using the spot rate of exchange on the date of receipt. Generally, if you are a U.S. Holder that uses the accrual method of tax accounting you will determine the USD value of accrued interest income using the average rate of exchange for the accrual period or, at your election, at the spot rate of exchange on the last day of the accrual period or the spot rate on the date of receipt, if that date is within five days of the last day of the accrual period.
If you are a U.S. Holder that uses the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of an interest payment if the exchange rate in effect on the date payment is received differs from the rate applicable to an accrual of that interest.

        Subject to the discussion below under the caption "U.S. Backup
Withholding Tax and Information Reporting," if you are a Non-U.S. Holder,
payments to you of interest on a debt security generally will not be subject to
U.S. federal income tax unless the income is effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange or Retirement

        If you are a U.S. Holder, upon the sale, exchange or retirement of a debt security you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement, other than accrued but unpaid interest which will be taxable as such, and your adjusted tax basis in the debt security. Your amount realized generally will be the USD value of the payment received determined on (i) the date of receipt of payment if you are a cash basis taxpayer or (ii) the date of disposition if you are an accrual basis taxpayer. In the case of a debt security which is traded on an established securities market, a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the USD value of the amount realized by translating the amount paid at the spot rate of exchange on the settlement date of sale. Your adjusted tax basis in a debt security generally will equal the cost of the debt security to you, minus any amortized bond premium and any cash payments of principal you may have received. The cost of a debt security to a
U.S. Holder will be the USD value of the non-U.S. purchase price determined on the date of purchase. In the case of a debt security which is traded on an established securities market, a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the USD value of the cost of such debt security by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of USD to a non-U.S. currency and the immediate use of that currency to purchase a debt security generally will not result in taxable gain or loss for a U.S. Holder. Except as set forth below with respect to foreign currency gain or loss, any gain or loss recognized on the sale, exchange or retirement of a debt security (other than amounts attributable to accrued but unpaid interest) will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S.
federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the debt securities exceeds one year. Any gain or loss realized on the sale, exchange or retirement of a debt security generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations.

        If proceeds will be paid in a currency other than USD, your gain or loss from the sale, exchange or retirement of a debt security denominated in non-U.S.
currency will be treated as ordinary income or loss to the extent that gain or loss is attributable to changes in exchange rates during the period in which you held such debt security.

        Subject to the discussion below under the caption "U.S. Backup
Withholding Tax and Information Reporting," if you are a Non-U.S. Holder, any
gain realized by you upon the sale, exchange or retirement of a debt security generally will not be subject to U.S. federal income tax, unless

        o    the gain is effectively connected with your conduct of a trade or business in the United States, or

                                      -70-

        o    if you are an individual Non-U.S. Holder, you are present in the
             United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

Bond Premium

        If you purchase a debt security at a cost greater than its stated
redemption price at maturity (generally, the debt security's stated principal amount), then you will have purchased the debt security at a premium. If you purchase a debt security at a premium, you may make an election (applicable to all debt instruments you hold or later acquire) to amortize such bond premium as an offset to interest income. The amount you may amortize is determined using the constant yield method over the remaining term of the debt security. However, if the debt security may be optionally redeemed after you have purchased it at a premium, then special rules would apply that could result in a deferral of the amortization of some bond premium until later in the term of the debt security.

Debt Securities Issued With Original Issue Discount

        In general, a debt instrument will have original issue discount ("OID")
if its stated redemption price at maturity exceeds its issue price. The principal tax considerations for any debt securities issued with OID will be set forth in the applicable Prospectus Supplement.

Indexed Debt Securities and Debt Securities That are Denominated In, or Under
Which Amounts are Payable In, More Than One Currency

        The tax considerations regarding a debt security under which amounts are determined by reference to any index or that is denominated or payable in more than one currency will depend on a number of different factors. Any principal tax considerations relevant to U.S. Holders of such debt securities will be set forth in the applicable Prospectus Supplement.

Reportable Transaction Reporting

        Under certain U.S. Treasury Regulations, U.S. Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their U.S. federal income tax returns a disclosure statement on Form 8886. U.S.
Holders should consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the ownership or disposition of the debt securities, or any related transaction, including without limitation, the disposition of any non-U.S. currency received as interest or as proceeds from the sale or other disposition of the debt securities.

U.S. Backup Withholding Tax and Information Reporting

        A backup withholding tax and information reporting requirements apply to certain payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation, to certain noncorporate holders of debt securities that are United States persons. U.S. information reporting requirements will apply, and the payor will be required to withhold U.S. backup withholding tax on payments made within the United States, or by a U.S. payor or
U.S. middleman, to a holder of a debt security that is a United States person, other than an exempt recipient, such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.
Payments within the United States, or by a U.S. payor or U.S. middleman, of principal and interest to a holder of a debt security that is not a United
States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28% for years through 2010.

        In the case of payments to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if the payor does not have actual knowledge or a reason to know that any information or certification stated in the certificate is incorrect.

                                      -71-

EUROPEAN UNION TAX REPORTING AND WITHHOLDING

        The Council of the European Union approved, on June 3, 2003 the Council
Directive 2003/48/EC. Under this Directive, if a paying agent for interest on debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state is required to provide information
(including the identity of the recipient) to authorities of the latter member state. "Paying agent" is defined broadly for this purpose and generally includes any agent of either the payer or payee. This requirement is subject to Belgium,
Luxembourg and Austria instead operating a withholding tax system in relation to the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).

        The above summary is not intended to constitute a complete analysis of all tax consequences relating to the ownership of debt securities. Prospective purchasers of debt securities should consult their own tax advisors concerning the tax consequences of their particular situations.

                              PLAN OF DISTRIBUTION

        This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of the debt securities. Each such prospectus supplement will include the following information:

        o    Names and addresses of any underwriters or agents

        o    Price of the debt securities

        o    Net proceeds received by the Republic from the sale of the debt securities

        o    Discounts or other compensation to the underwriters

        o    Discounts or concessions made to dealers

        o    Security exchanges on which the debt securities may be listed.

        The Republic may sell the debt securities:

        o    Through underwriters or dealers

        o    Directly to one or more institutional purchasers, or

        o    Through agents.

BY UNDERWRITERS

        If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, either at a fixed public offering price or at varying prices set at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by the managing underwriters or directly from syndicate members or designated dealers. Unless the applicable prospectus supplement states otherwise, certain conditions must be met before the underwriters will be obliged to purchase the debt securities and, once any debt securities are purchased, the underwriters must then purchase all of the debt securities offered in the prospectus supplement. Any initial public offering price and discounts or concessions made to dealers may be changed from time to time.

                                      -72-

Direct Sales

        The Republic may sell the debt securities directly to one or more institutional investors. In this case, no underwriters or agents would be involved.

By Agents

        The Republic may sell the debt securities through agents. In this case, the prospectus supplement will give the name of the agents involved in the offer and sale of the debt securities and the commission the Republic will pay for the agent's services. Unless the prospectus supplement indicates otherwise, the agent will use its best efforts to solicit purchases during the time of its appointment.

        A prospectus supplement may also indicate that the Republic will authorize agents, dealers or underwriters to solicit offers from specified institutions to purchase the debt securities. These institutions would purchase the debt securities at the public offering price given in the prospectus supplement, plus accrued interest, on the basis of delayed delivery contracts providing for payment and delivery on one or more specified dates in the future.
These contracts will be subject only to the conditions given in the prospectus supplement, which would also contain the commission payable for solicitation.

        The Republic may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the United States Securities Act of 1933 or to contribute to any payments that the underwriters, dealers or agents may be required to make. Underwriters and agents may also engage in transactions with or perform services for the Republic in the ordinary course of their business.

        Each series of the debt securities will be a new issue of the debt securities with no established trading markets. Underwriters, dealers and agents may, but need not, make a market in the debt securities and may discontinue market making at any time without notice. Neither the Republic nor any underwriters, dealers or agents can give any assurance as to the liquidity of the trading market for the debt securities.

                           VALIDITY OF THE SECURITIES

        Certain legal matters with respect to the debt securities to be offered will be passed upon on behalf of the Republic by the Legal Department of the
Government Debt Management Agency, and by White & Case LLP, special United
States counsel for the Republic, and, if sold to or through underwriters, will be passed upon for such underwriters by their United States counsel to be named in the prospectus or prospectus supplements thereto. All statements in this prospectus with respect to matters of the law of Hungary have been passed upon by the Legal Department of the Government Debt Management Agency. In rendering its opinion, such United States counsel will rely as to all matters of the law of Hungary upon the opinion of the Legal Department of the Government Debt
Management Agency.

                      AUTHORIZED AGENT IN THE UNITED STATES

        The authorized agent of the Republic in the United States is the Office of the Hungarian Trade Commissioner, 500 North Michigan Avenue, Suite 810,
Chicago, Illinois, 60611.

                        OFFICIAL STATEMENTS AND DOCUMENTS

        The information set forth herein relating to the Republic of Hungary has been reviewed by Mr. Janos Veres in his official capacity as the Finance
Minister and is included herein on his authority.

                                      -73-

        The information for which the NBH has been cited as the source was provided by the NBH. The information for which the Ministry of Finance is cited as the source was provided by the Ministry of Finance of the Republic. The information for which the Government Debt Management Agency is cited as the source was provided by the Government Debt Management Agency.

                               FURTHER INFORMATION

        Registration statements, as they may be amended from time to time, relating to the debt securities, on file at the SEC, contain further information. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. The address for the SEC Internet site is http://www.sec.gov.

                  INDEX TO TABLES AND SUPPLEMENTARY INFORMATION

External Debt of the Republic and the NBH as at December 31, 2005           T-1

Internal Debt of the Republic as at December 31, 2005                       T-8

Guarantees provided by the Republic as at December 31, 2005                 T-9

                                      -74-

                      TABLES AND SUPPLEMENTARY INFORMATION

                    EXTERNAL FUNDED CONVERTIBLE CURRENCY DEBT
                          OF THE BANK AND THE REPUBLIC
                            (As of December 31, 2005)

                                                                YEAR
                                             INTEREST   ----------------------        ORIGINAL                  PRINCIPAL
                      TITLE                  RATE (%)     ISSUE    MATURITY(1)    AMOUNT CONTRACTED         AMOUNT OUTSTANDING
------------------------------------------   --------   --------   -----------   --------------------   -------------------------

A.      NATIONAL BANK OF HUNGARY

1.      U.S. DOLLAR DEBT

a.      Bonds

USD Bond..................................      8.875       1993          2013   USD      200,000,000   USD           200,000,000
                                                                                                        -------------------------
    Total............................................................................................   USD           200,000,000
                                                                                                        =========================
----------
(1)     In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2005 are reflected as the difference between the amounts in the columns titled "Original Amount Contracted" and "Principal Amount Outstanding."

b.      Swap Arrangements

                                                                                                                   (credit)/debit

USD/EUR...................................      8.875       1999          2013                          USD          (200,000,000)
USD/EUR...................................      6.500       1999          2006                          USD          (180,000,000)
USD/EUR...................................      6.500       1999          2006                          USD          (465,000,000)
USD/EUR...................................      6.500       1999          2006                          USD          (105,000,000)
USD/EUR...................................      7.334       1999       2000-12                          USD        (26,260,504.79)
USD/EUR...................................      6.226       1999       2000-13                          USD        (44,211,142.40)
USD/EUR...................................      6.400       1998       2002-10                          USD        (58,333,333.36)
USD/EUR...................................      6.400       1999       2002-10                          USD        (25,000,000.00)
                                                                                                        -------------------------
    Total............................................................................................   USD        (1,103,804,981)
                                                                                                        =========================
Total U.S. Dollar Debt...............................................................................   USD        (1,103,804,981)
                                                                                                        =========================

                                       T-1

2.      EURO DEBT

                                                                YEAR
                                             INTEREST   ----------------------        ORIGINAL                  PRINCIPAL
                      TITLE                  RATE (%)     ISSUE    MATURITY(1)    AMOUNT CONTRACTED         AMOUNT OUTSTANDING
------------------------------------------   --------   --------   -----------   --------------------   -------------------------
a.      Swap Arrangements
                                                                                                                   (credit)/debit
EUR/JPY...................................      8.728       1997          2011                          EUR        188,698,103.31
EUR/USD...................................      7.030       1999          2013                          EUR           191,410,443
EUR/USD...................................      4.215       1999          2006                          EUR           169,127,138
EUR/USD...................................      4.499       1999          2006                          EUR           430,555,555
EUR/USD...................................      4.680       1999          2006                          EUR           100,439,062
EUR/CHF...................................      5.383       2002          2007                          EUR            20,477,816
EUR/CHF...................................      4.840       2002          2008                          EUR            28,668,942
EUR/CHF...................................      5.160       2002          2008                          EUR             1,662,125
EUR/USD...................................      5.495       1999       2000-12                          EUR         25,117,531.51
EUR/USD...................................      4.433       1999       2000-13                          EUR         42,329,058.99
EUR/USD...................................      5.350       1998       2002-10                          EUR         53,127,913.30
EUR/USD...................................      4.723       1999       2002-10                          EUR         23,942,377.00
EUR/EUR...................................      8.728       2000          2011                          EUR       (188,698,103.31)
EUR/EUR...................................   Floating       2000          2011                          EUR        188,698,103.31
EUR/EUR...................................      7.030       2000          2013                          EUR          (191,410,443)
EUR/EUR...................................   Floating       2000          2013                          EUR           191,410,443
EUR/EUR...................................   Floating       2002          2010                          EUR            (2,548,000)
EUR/EUR...................................      5.173       2002          2010                          EUR             2,548,000
EUR/EUR...................................      5.625       2001          2011                          EUR          (200,000,000)
EUR/EUR...................................   Floating       2001          2011                          EUR           200,000,000
EUR/EUR...................................   Floating       2002          2014                          EUR           (30,000,000)
EUR/EUR...................................     5.280        2002          2014                          EUR            30,000,000
EUR/EUR...................................   Floating       2002          2015                          EUR           (30,452,000)
EUR/EUR...................................      5.368       2002          2015                          EUR            30,452,000
                                                                                                        -------------------------
    Total............................................................................................   EUR         1,275,556,065
                                                                                                        =========================

Total Euro Debt......................................................................................   EUR         1,275,556,065
    U.S. Dollar equivalent...........................................................................   USD         1,509,370,186
                                                                                                        =========================

                                                                YEAR
                                             INTEREST   ----------------------        ORIGINAL                  PRINCIPAL
                      TITLE                  RATE (%)     ISSUE    MATURITY(1)    AMOUNT CONTRACTED         AMOUNT OUTSTANDING
------------------------------------------   --------   --------   -----------   --------------------   -------------------------
3.      POUND STERLING DEBT

a.      Swap Arrangements

                                                                                                                   (credit)/debit
    Total............................................................................................   GBP
                                                                                                        =========================
Total Pound Sterling Debt............................................................................   GBP
    U.S. Dollar equivalent...........................................................................   USD
                                                                                                        =========================
                                       T-2

4.      JAPANESE YEN DEBT

a.      Bonds

JPY Bond..................................      5.200       1996          2011   JPY   40,000,000,000   JPY        27,040,932,823
                                                                                                        -------------------------
    Total............................................................................................   JPY        27,040,932,823
                                                                                                        =========================

b.      Swap Arrangements

JPY/EUR...................................      5.200       1997          2011                          JPY       (27,040,932,823)
                                                                                                        -------------------------
    Total............................................................................................   JPY       (27,040,932,823)
                                                                                                        =========================

Total Japanese Yen Debt..............................................................................   JPY                     0
    U.S. Dollar equivalent...........................................................................   USD                     0
                                                                                                        =========================

                                                                YEAR
                                             INTEREST   ----------------------        ORIGINAL                  PRINCIPAL
                      TITLE                  RATE (%)     ISSUE    MATURITY(1)    AMOUNT CONTRACTED         AMOUNT OUTSTANDING
------------------------------------------   --------   --------   -----------   --------------------   -------------------------
5.      SWISS FRANK DEBT

a.      Swap Arrangements
                                                                                                                   (credit)/debit
CHF/EUR...................................      4.000       2002          2007                          CHF           (30,000,000)
CHF/EUR...................................   Floating       2002          2008                          CHF           (42,000,000)
CHF/EUR...................................      3.375       2002          2008                          CHF            (2,440,000)
    Total............................................................................................   CHF           (74,440,000)
                                                                                                        =========================

Total Swiss Frank Debt...............................................................................   CHF           (74,440,000)
    U.S. Dollar equivalent...........................................................................   USD           (56,577,607)
                                                                                                        =========================
NATIONAL BANK OF HUNGARY
    Total External Funded Convertible Currency Debt..................................................   USD           548,987,599
                                                                                                        =========================

                                       T-3

                                                                YEAR
                                             INTEREST   ----------------------        ORIGINAL                  PRINCIPAL
                      TITLE                  RATE (%)     ISSUE    MATURITY(1)    AMOUNT CONTRACTED         AMOUNT OUTSTANDING
------------------------------------------   --------   --------   -----------   --------------------   -------------------------
B.      REPUBLIC OF HUNGARY

1.      U.S. DOLLAR DEBT

a.      World Bank

4113HU....................................         MT(3)    1996       2006-11   USD        7,750,000   USD             2,009,196
4275HU....................................        6.4       1998          2010   USD      150,000,000   USD            83,333,333
                                                                                                        -------------------------
    Total............................................................................................   USD            85,342,529
                                                                                                        =========================
----------
(3)     Multiple tranches - different fixed rates.

b.      EIB

Roads I...................................         MT       1992          2012   ECU       50,000,000   USD            26,260,505
Roads II..................................         MT       1993          2013   ECU       72,000,000   USD            44,211,142
                                                                                                        -------------------------
    Total............................................................................................   USD            70,471,647
                                                                                                        =========================

c.      Bonds

USD Bond..................................      6.500       1999          2006   USD      750,000,000   USD           750,000,000
USD Bond..................................   Floating       2004          2006   USD      100,000,000   USD           100,000,000
USD Bond..................................      4.750       2005          2015   USD    1,500,000,000   USD         1,500,000,000
USD Bond..................................      2.750       1975          2027   USD          669,500   USD               323,400
                                                                                                        -------------------------
    Total............................................................................................   USD         2,350,323,400
                                                                                                        =========================

d.      Swap arrangements

USD/EUR...................................   Floating       2004          2006   USD     (100,000,000)  USD          (100,000,000)
USD/EUR...................................         MT       2004          2011   USD       (3,207,597)  USD            (2,009,196)
USD/EUR...................................       4.75       2005          2015   USD     (500,000,000)  USD          (500,000,000)
USD/EUR...................................       4.75       2005          2015   USD     (500,000,000)  USD          (500,000,000)
USD/EUR...................................       4.75       2005          2015   USD     (500,000,000)  USD          (500,000,000)
                                                                                                        -------------------------
    Total............................................................................................   USD        (1,602,009,196)
                                                                                                        =========================

                                                                                                        =========================
Total U.S. Dollar Debt...............................................................................   USD           904,128,380
                                                                                                        =========================

2.      EURO DEBT

a.      World Bank

3549HU....................................         MT       1993          2007   DEM       90,000,000   EUR             6,514,528
3596HU....................................         MT       1993          2008   DEM      132,000,000   EUR             5,546,791
3597HU....................................         MT       1993          2006   DEM       91,000,000   EUR               612,766
3635HU....................................         MT       1993          2008   DEM       29,000,000   EUR             3,031,610
4230HU....................................         MT       1997          2010   DEM       69,000,000   EUR             7,331,715
4287HU....................................         MT       1998          2007   DEM      263,000,000   EUR               532,017
                                                                                                        -------------------------
    Total............................................................................................   EUR            23,569,427
                                                                                                        =========================

                                       T-4

                                                                YEAR
                                             INTEREST   ----------------------        ORIGINAL                  PRINCIPAL
                      TITLE                  RATE (%)     ISSUE    MATURITY(1)    AMOUNT CONTRACTED         AMOUNT OUTSTANDING
------------------------------------------   --------   --------   -----------   --------------------   -------------------------
b.      EIB

Railways I................................         MT       1998          2017   EUR       60,000,000   EUR            47,586,207
Railways I-B..............................   Floating       2001          2012   EUR       40,000,000   EUR            40,000,000
Railways II-B.............................   Floating       2001          2013   EUR       90,000,000   EUR            90,000,000
Railways III..............................   Floating       2002          2014   EUR       40,000,000   EUR            40,000,000
Railways IV...............................   Floating       2004          2014   EUR       27,000,000   EUR            27,000,000
Railways V................................   Floating       2005          2015   EUR       27,000,000   EUR            27,000,000
Environment...............................       4.67       2001          2013   EUR       43,000,000   EUR            43,000,000
Environment II............................   Floating       2002          2014   EUR       80,000,000   EUR            64,352,000
Environment III...........................       4.49       2003          2014   EUR       45,900,000   EUR            45,900,000
Flood protection..........................   Floating       2001          2012   EUR       60,000,000   EUR            60,000,000
Roads III.................................   Floating     2003-4          2014   EUR       75,000,000   EUR            75,000,000
Roads IV..................................   Floating       2003          2014   EUR      190,000,000   EUR           119,000,000
M0 Motorway                                  Floating       2005          2015   EUR       50,000,000   EUR            50,000,000
M4 Underground                               Floating       2005          2016   EUR      300,000,000   EUR           300,000,000
Structural funds                             Floating       2004          2014   EUR      110,000,000   EUR           110,000,000
                                                                                                        -------------------------
    Total............................................................................................   EUR         1,138,838,207
                                                                                                        =========================

c.      Bonds

EUR Bond..................................      4.375       1999          2009   EUR      500,000,000   EUR           500,000,000
EUR Bond..................................      5.625       2001          2011   EUR    1,000,000,000   EUR         1,000,000,000
EUR Bond..................................       4500       2003          2013   EUR    1,000,000,000   EUR         1,000,000,000
EUR Bond..................................      4.000       2003          2010   EUR    1,000,000,000   EUR         1,000,000,000
EUR Bond..................................      4.500       2004          2014   EUR    1,000,000,000   EUR         1,000,000,000
EUR Bond..................................     3.625        2004          2011   EUR    1,000,000,000   EUR         1,000,000,000
EUR Bond..................................      3.875       2005          2020   EUR    1,000,000,000   EUR         1,000,000,000
EUR Bond..................................   Floating       2005          2012   EUR      500,000,000   EUR           500,000,000
                                                                                                        -------------------------
    Total............................................................................................   EUR         7,000,000,000
                                                                                                        =========================

d.      Other loans raised

Council of Europe
  Development Bank
  loans...................................    Various    1999-03       2009-15   EUR      390,412,698   EUR           272,372,698
EBRD loans................................   Floating       2003          2014   EUR        4,739,006   EUR             3,826,002
KfW DEM loan..............................     6.0583    1999-00          2015   DEM      120,000,000   EUR            47,196,157
KfW EUR loan..............................      5.715       2000          2008   EUR       71,600,000   EUR            26,850,000
Syndicated loan...........................   Floating       2003          2008   EUR      500,000,000   EUR           500,000,000
                                                                                                        -------------------------
    Total............................................................................................   EUR           850,244,857
                                                                                                        =========================

e.      Other loans assumed

EIB/Railways II-A.........................    Various       2002          2015   EUR       40,000,000   EUR            40,000,000
  EIB/M3 Toll Motorway....................         MT       2002          2015   EUR       49,599,224   EUR            38,153,249
DEM loans.................................    Various    2000,02       2005-06   DEM       66,596,000   EUR            20,090,703
EUR loans.................................    Various    2001-04       2006-18   EUR      416,620,707   EUR           163,511,117
                                                                                                        -------------------------
    Total............................................................................................   EUR           261,755,069
                                                                                                        =========================

                                       T-5

f.      Swap arrangements

EUR/USD                                      Floating       2004          2006   EUR       75,210,000   EUR            75,210,000
EUR/USD                                          6.95       2004          2011   EUR        2,509,806   EUR             1,572,141
EUR/USD                                        3.8075       2005          2015   EUR      383,612,000   EUR           383,612,000
EUR/USD                                         3.815       2005          2015   EUR      383,612,000   EUR           383,612,000
EUR/USD                                      Floating       2005          2015   EUR      383,612,000   EUR           383,612,000
EUR/GBP                                         4.495       2004          2014   EUR      753,200,000   EUR           753,200,000
EUR/GBP                                          3.82       2005          2017   EUR      486,948,000   EUR           486,948,000
EUR/GBP                                      Floating       2005          2017   EUR      250,852,000   EUR           250,852,000
EUR/JPY                                         3.917       2004          2009   EUR      375,000,000   EUR           375,000,000
EUR/JPY                                      Floating       2005          2010   EUR      225,411,000   EUR           225,411,000
EUR/JPY                                         3.092       2005          2012   EUR      338,320,000   EUR           338,320,000
EUR/EUR                                         3.625       2004          2011   EUR     (330,000,000)  EUR          (330,000,000)
EUR/EUR                                      Floating       2004          2011   EUR      330,000,000   EUR           330,000,000
EUR/EUR                                         3.253       2005          2012   EUR      250,000,000   EUR           250,000,000
EUR/EUR                                      Floating       2005          2012   EUR     (250,000,000)  EUR          (250,000,000)
EUR/EUR                                         3.259       2005          2012   EUR      250,000,000   EUR           250,000,000
EUR/EUR                                      Floating       2005          2012   EUR     (250,000,000)  EUR          (250,000,000)
EUR/EUR                                         4.500       2004          2014   EUR     (300,000,000)  EUR          (300,000,000)
EUR/EUR                                      Floating       2004          2014   EUR      300,000,000   EUR           300,000,000
EUR/EUR                                         4.500       2004          2014   EUR     (700,000,000)  EUR          (700,000,000)
EUR/EUR                                      Floating       2004          2014   EUR      700,000,000   EUR           700,000,000
EUR/EUR                                         4.495       2004          2014   EUR     (300,000,000)  EUR          (300,000,000)
EUR/EUR                                      Floating       2004          2014   EUR      300,000,000   EUR           300,000,000
EUR/EUR                                         3.875       2005          2020   EUR     (200,000,000)  EUR          (200,000,000)
EUR/EUR                                      Floating       2005          2020   EUR      200,000,000   EUR           200,000,000
                                                                                                        -------------------------
    Total............................................................................................   EUR         3,657,349,141
                                                                                                        =========================

Total Euro Debt......................................................................................   EUR        12,931,756,701
    U.S. Dollar equivalent...........................................................................   USD        15,302,195,295
                                                                                                        =========================
3.      POUND STERLING DEBT

a.      Bonds

GBP Bond..................................      5.500       2004          2014   GBP      500,000,000   GBP           500,000,000
GBP Bond..................................      5.000       2005          2017   GBP      500,000,000   GBP           500,000,000
                                                                                                        -------------------------
    Total............................................................................................   GBP         1,000,000,000
                                                                                                        =========================

b.      Swap arrangements

GBP/EUR...................................      5.500       2004          2014   GBP     (500,000,000)  GBP          (500,000,000)
GBP/EUR...................................      5.000       2005          2017   GBP     (330,000,000)  GBP          (330,000,000)
GBP/EUR...................................      5.000       2005          2017   GBP     (170,000,000)  GBP          (170,000,000)
                                                                                                        -------------------------
    Total............................................................................................   GBP        (1,000,000,000)
                                                                                                        =========================

Total Pound Sterling Debt............................................................................   GBP                     0
    U.S. Dollar equivalent...........................................................................   USD                     0
                                                                                                        =========================

                                       T-6

4.      JAPANESE YEN DEBT

a.      Bonds

JPY Bond..................................       1.09       2004          2009   JPY   50,000,000,000   JPY        50,000,000,000
JPY Bond..................................       0.62       2005          2010   JPY   30,000,000,000   JPY        30,000,000,000
JPY Bond..................................       0.96       2005          2012   JPY   45,000,000,000   JPY        45,000,000,000
                                                                                                        -------------------------
    Total............................................................................................   JPY       125,000,000,000
                                                                                                        =========================

b.      Swap arrangements

JPY/EUR...................................       1.09       2004          2009   JPY  (50,000,000,000)  JPY       (50,000,000,000)
JPY/EUR...................................       0.62       2005          2010   JPY  (30,000,000,000)  JPY       (30,000,000,000)
JPY/EUR...................................       0.96       2005          2012   JPY  (45,000,000,000)  JPY       (45,000,000,000)
                                                                                                        -------------------------
                                                                                                                 (125,000,000,000)
    Total............................................................................................   JPY                     0
                                                                                                        =========================
Total Japanese Yen Debt..............................................................................   JPY                     0
    U.S. Dollar equivalent...........................................................................   USD                     0
                                                                                                        =========================

5.      SWISS FRANC DEBT

a.      Loans assumed

EUROFIMA
  loans...................................   Floating       2002       2002-08   CHF      126,050,000   CHF            74,440,000
    Total............................................................................................   CHF            74,440,000
                                                                                                        =========================
Total Swiss Frank Debt...............................................................................   CHF            74,440,000
    U.S. Dollar equivalen............................................................................   USD            56,577,607
                                                                                                        =========================
REPUBLIC OF HUNGARY
    Total External Funded Convertible Currency Debt..................................................   USD        16,262,901,282
                                                                                                        =========================

TOTAL EXTERNAL CONVERTIBLE CURRENCY FUNDED DEBT OF
THE BANK AND OF THE REPUBLIC(4)......................................................................   USD        16,811,888,881
                                                                                                        =========================
----------
Source: National Bank of Hungary and Government Debt Management Agency
(4)     All totals calculated on the basis of exchange rates as at December 31,
        2005.

                                       T-7

                      TABLES AND SUPPLEMENTARY INFORMATION
                          INTERNAL DEBT OF THE REPUBLIC
                            (As at December 31, 2005)

                                                                     YEAR
                                                           --------------------------        ORIGINAL
                                              INTEREST                                        AMOUNT             PRINCIPAL
TITLE                                         RATE (%)        ISSUE        MATURITY         CONTRACTED       AMOUNT OUTSTANDING
------------------------------------------   -----------   -----------   ------------   ------------------   ------------------
                                                                                                (HUF and USD millions)
                                                                                                             ==================

1.  Loans taken over at the end of 2002.        Floating          2002           2008   HUF        1,660.0   HUF          844.0
                                                                                                             USD           3.95
                                                                                                             ==================
2.  HUNGARIAN TREASURY BONDS FOR THE
    PURPOSE OF:
                                                   Fixed
    a. 1991-05 Central Budget.............      Floating       1991-05        2006-20   HUF                  HUF    6,242,470.3
    b. Housing Loans......................      Floating          1992           2016   HUF       83,200.0   HUF       36,740.0
    c. Purchase of net rouble
    receivables held by the Bank..........           8.4          1992   2002, 07, 12   HUF       48,300.0   HUF       15,132.2
    d. Loan Consolidation Program and
    Bank Consolidation Program............      Floating       1993-96        2013-16   HUF      395,000.0   HUF      259,783.0
    e. Securitization of non-interest
    bearing debt outstanding to the Bank..      Floating       1994-96        2004-26   HUF      417,110.0   HUF      329,649.0

    f. Bonds given to the Hungarian
    Privatization and State Holding
    Company...............................      Floating    1998, 2002        2006-10   HUF       60,148.6   HUF       13,540.2
    g. Bonds given to the Postabank by         Floating,
    Consolidation.........................         Fixed          1998        1999-08   HUF      129,022.3   HUF       79,022.3
    h. Bonds given to the Hungarian
    Development Bank Ltd.                          Fixed          2002        2003-11   HUF      138,537.7   HUF       56,672.6
                                                                                                             ------------------

    Total Hungarian Treasury Bonds...................................................................        HUF    7,033,009.6
                                                                                                             USD      32,929.16
                                                                                                             ==================

3.  HUNGARIAN TREASURY BILLS:
    a. Fixed interest rate................         4.5-9        2004-5         2006-7                        HUF      588,712.2
    b. Discount...........................             -          2005           2006                        HUF    1,530,925.7
                                                                                                             ------------------

    Total Hungarian Treasury Bills...................................................................        HUF    2,119,637,9
                                                                                                             USD       9,924.33
                                                                                                             ==================

TOTAL REPUBLIC INTERNAL DEBT.........................................................................        HUF    9,153,491.5
    U.S. Dollar Equivalent(1)........................................................................        USD      42,857.44
                                                                                                             ==================
-------------
Source: Government Debt Management Agency
(1)     All totals calculated on the basis of exchange rates as of December 31,
        2005. The exchange rate was 213.58 HUF/USD on December 31, 2005.

                                       T-8

                      TABLES AND SUPPLEMENTARY INFORMATION

                       GUARANTEES PROVIDED BY THE REPUBLIC
                           (As of September 30, 2005)

TITLE                                                                           PRINCIPAL AMOUNT OUTSTANDING
----------------------------------------------------------------------------   -----------------------------
                                                                                         (thousands)
REPUBLIC GUARANTEED DEBT IN FOREIGN CURRENCY
 (expressed in USD equivalents)(1)
  Loans raised from international financial institutions....................   USD                    298.89
  Guarantees for various purposes...........................................   USD                    297.14
  Guarantees based on law...................................................   USD                  1,572.04
                                                                               -----------------------------
  Total Guarantees in Foreign Currency......................................   USD                  2,168.07
                                                                               =============================

REPUBLIC GUARANTEED DEBT IN HUF
  Guarantees for various purposes...........................................   HUF                425,570.58
  Guarantees based on law...................................................   HUF                389,412.46
                                                                               -----------------------------

  Total Guarantees in HUF...................................................   HUF                814,983.04
    USD Equivalent(1)........................................................  USD                  3,926.49
                                                                               =============================

TOTAL REPUBLIC FOREIGN CURRENCY
 AND HUF GUARANTEES.........................................................   USD                  6,094.56
                                                                               =============================
-------------
Source: Government Debt Management Agency
(1)     Calculated on the basis of exchange rates as of September 30, 2005.

                                      T-9

          You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our debt securities in any jurisdiction in which such offer or solicitation would be unlawful.

                                     PART II

(As required by Items (11) and (14) of Schedule B of the Securities Act of 1933)

I. The Republic hereby agrees to furnish the opinions of the Legal Department of the Government Debt Management Agency as to the legality of each issue of securities in post-effective amendments to this Registration Statement, in each case together with a translation, where necessary, into the English language.

II. An itemized statement showing estimated expenses of the Republic, other than underwriting discounts and commissions, in connection with the issuance of the debt securities that are the subject of this Registration Statement will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

                                  UNDERTAKINGS

The Republic hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) to include any prospectus required by section 10(a)(3) of the
Securities Act of 1933; and

     (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;
and

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Republic shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                       II-1

(4) That, for purposes of determining any liability under the Securities Act of
1933, the information omitted from the form of prospectus filed as part of this
Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Republic pursuant to Rule 424(b)(1) or (4) or 497(h)
under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                       II-2

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement consists of:

(1) Facing sheet.

(2) Cross Reference sheet.

(3) Part I consisting of the Prospectus.

(4) Part II consisting of pages numbered II-1 through II-6.

(5) The following exhibits:

         A. Form of Fiscal Agency Agreement.*

         B. Form of proposed Debt Security (attached to the form of Fiscal
         Agency Agreement under A above).*

         C. Form of proposed Underwriting Agreement.*

(6) Opinion of the Legal Department of the Government Debt Management Agency of
the Republic of Hungary as to the legality of the Debt Securities.

(7) Opinion of White & Case LLP, U.S. counsel to the Republic of Hungary as to the legality of the Debt Securities.

(8) The consent of the Legal Department of the Government Debt Management Agency
of the Republic of Hungary (included in Exhibit 6).

(9) The consent of White & Case LLP (included in Exhibit 7).

(10) Consent of Mr. Janos Veres, Finance Minister, Ministry of Finance, Republic
of Hungary (included on page II-4).

------------

* To be provided from time to time by one or more amendments to this
Registration Statement.

                                       II-3

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Republic of
Hungary has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary on February 21, 2006.

                                   THE REPUBLIC OF HUNGARY,
                                   Acting by and through its
                                   Ministry of Finance

                               By: /s/ Janos Veres
                                   ----------------------------------
                                   Name:   Mr. Janos Veres*
                                   Title:  Finance Minister

----------------------------------

* Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to have been supplied by him and stated on his authority.

                                       II-4

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative of the Republic of Hungary in the United States, has signed this Registration Statement in the city of
Chicago, Illinois, on February 21, 2006.

                                 By: /s/ Melinda Czagany
                                     -----------------------------------
                                     Name:   Ms. Melinda Czagany
                                     Title:  Director
                                             Office of the Hungarian Trade
                                             Commission

                                      II-5

                                  EXHIBIT INDEX

Exhibit
Number         Description

(5)            A. Form of Fiscal Agency Agreement.*

               B. Form of proposed Debt Security (attached to the form of Fiscal
               Agency Agreement under A above).*

               C. Form of proposed Underwriting Agreement.*

(6)            Opinion of the Legal Department of the Government Debt Management
               Agency of the Republic of Hungary as to the legality of the Debt
               Securities.

(7)            Opinion of White & Case LLP, U.S. counsel to the Republic of
               Hungary as to the legality of the Debt Securities.

(8)            The consent of the Legal Department of the Government Debt
               Management Agency of the Republic of Hungary (included in
               Exhibit 6).

(9)            The consent of White & Case LLP (included in Exhibit 7).

(10)           Consent of Mr. Janos Veres, Finance Minister, Ministry of
               Finance, Republic of Hungary (included on page II-4).

------------

* To be provided from time to time by one or more post-effective amendments to this Registration Statement.

                                      II-6

                                                                       Exhibit 6

REPUBLIC OF HUNGARY
GOVERNMENT DEBT MANAGEMENT AGENCY Ltd.
Legal Department

February 21, 2006, Budapest.

In my official capacity as the Chief Legal Adviser of Government Debt Management
Agency Ltd. of the Republic of Hungary (the "Republic"), I have reviewed the
Registration Statement under Schedule B of the Securities Act of 1933, as amended to be filed with the United States Securities and Exchange Commission
(the "Commission") on the date hereof (the "Registration Statement"), pursuant to which the Republic proposes to issue and sell its debt securities as described therein (the "Debt Securities"). The Registration Statement includes a prospectus, relating to the Debt Securities, such prospectus is hereinafter referred to as the "Prospectus".

In rendering this legal opinion, I have also reviewed the following laws and decrees of the Republic of Hungary pursuant to which the issue of the Debt
Securities has been authorized:

(a)     Act No. CLIII of 2005 on the annual budget of the Republic of Hungary for the year 2006;

(b)     Act No. XXXVIII of 1992 on public finances; and

(c)     Government Decree No. 285/2001 (XII.26.) on the Bonds.

Having considered these documents and such other documents and matters as I deemed necessary, and having regard to the laws of the Republic to which this opinion is limited, I am of the opinion that when the Debt Securities have been duly authorized and duly executed and delivered by the Republic, issued and authenticated pursuant to a Fiscal Agency Agreement and delivered to, and paid for by, the underwriters in the manner contemplated by a fiscal agency agreement
(the "Fiscal Agency Agreement") and an underwriting agreement and by the
Registration Statement, the Debt Securities will constitute valid and legally binding, direct and unconditional obligations of the Republic under and with respect to the present laws of the Republic of Hungary.

I hereby consent to the filing of this opinion as an exhibit to the Registration
Statement and to the use of my name and to the reference to ourselves under the caption "Validity of the Securities" in the Prospectus forming part of the
Registration Statement. In giving such consent I do not thereby admit that I am falling into the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ Zsolt Szita
--------------------------
Zsolt Szita dr.
Chief Legal Adviser
Legal Department of the Government Debt Management Agency Ltd.
of the Republic of Hungary

                                                                       Exhibit 7

                                                          [LOGO of WHITE & CASE]

White & Case LLP                                    Tel + 420 255 771 111
Na Prikope 8                                        Fax + 420 255 771 122
110 00 Prague 1                                     www.whitecase.com
Czech Republic

February 21, 2006

Republic of Hungary
Attn: Government Debt Management Agency Ltd.
Csalogany u. 9-11
H-1027 Budapest
Hungary

Re:    Republic of Hungary

Dear Sirs:

We have acted as special United States counsel to the Republic of Hungary (the
"Republic") in connection with the preparation of the Registration Statement under Schedule B filed with the United States Securities and Exchange Commission
(the "Commission") on the date hereof (the "Registration Statement"), pursuant to which the Republic proposes from time to time to issue and sell its notes and/or bonds as described therein (the "Securities"). Terms used herein and defined in the Registration Statement are used herein as so defined.

We have examined originals or copies of such agreements, documents, certificates and other statements of the Government Debt Management Agency and such other papers as we have deemed relevant and necessary in order to give up the opinion hereinafter set forth. As to certain facts material to our opinion, we have relied to the extent that we deemed such reliance proper upon statements of representatives of the Government Debt Management Agency. In rendering such opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, confirmed, facsimile or photostatic copies.

Based upon the foregoing and subject to the assumptions set forth herein, we are of the opinion that, when duly authorized, executed and delivered by or on behalf of the Minister of Finance of the Republic, representing the Government
Debt Management Agency, authenticated in accordance with the provisions of a duly executed fiscal agency agreement and delivered to, and paid for by, the relevant underwriters or purchasers thereof in the manner contemplated by the
Registration Statement and the relevant underwriting agreement, the Securities will be valid and legally binding obligations of the Republic under the laws of the State of New York.

This opinion is limited to the laws of the State of New York and does not cover any questions arising under or relating to the laws of the Republic or any political subdivision thereof or therein and, to the extent such laws may be relevant to the opinion expressed above we have

with your permission but without having made any independent investigation with respect thereto, relied on and assumed the correctness of the opinion of the date herewith of the Director of the Legal Department of the Government Debt
Management Agency of the Republic, insofar as the laws of the Republic or any political subdivision thereof or therein are involved, is subject to any and all exceptions, reservations and limitations set forth therein (including any reservation with respect to the amount of Securities which may be issued).

We hereby consent to the filing of this opinion as an exhibit to the
Registration Statement and to the use of our name under the caption "Validity of the Securities" in the Registration Statement. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

                                                     Very truly yours,

                                                     /s/ White & Case

                               REPUBLIC OF HUNGARY

                                   Prospectus
                             Dated February 21, 2006